bSQUARE

Trusted Solutions for Smart Devices

Annual Report and Proxy
2004

April 6, 2005

Dear Shareholders,

This past year was marked by several key transitions, and an overall stabilization of the company's operations.

At the beginning of 2004, we completed the closure of our Japanese subsidiary. Despite our attempts to restructure this operation, it continued to be a drain on the company's cash and management resources, leading to its ultimate shutdown.

In mid-2004 the Board of Directors made the decision to stop development and manufacturing of the Power Handheld. The Power Handheld showed great promise in 2003, and late in that year we landed a premiere customer for the device, Vodafone UK. As we progressed into 2004, it became clear that the capital resources needed to ramp the business at Vodafone were beyond the company's reach, and we made the decision to seek outside financing for the Power Handheld, either through a spinout or sale. We talked to more than 60 interested parties, but ultimately concluded that the company could no longer afford to fund the Power Handheld, and we therefore announced the decision to close the unit in July 2004.

With the closure of Japan and the shutdown of the Power Handheld unit, we turned our attention back to the market that we know best—that of providing software and services to original equipment manufacturers (OEM's) and original device manufacturers (ODM's) that make smart devices.

We set forth several objectives for ourselves in 2004, and we want to report on our results against those objectives:

- We indicated that we were committed to returning the company to profitability on a quarterly basis during the year. We were successful in this objective, and reported small profits in both Q3 and Q4 of 2004, the first profits the company has reported since the first quarter of 2001.
- We sought to increase the sales synergies between our Microsoft Embedded Windows licensing and our Professional Services businesses. While we made progress against this objective and we can now point to specific customers who buy licenses as well as BSQUARE products/services from us, we are not satisfied with the rate of progress and will continue to focus on this objective in 2005.
- We committed ourselves to further developing BSQUARE's intellectual property and product portfolio through internal efforts and through acquisitions. While there is still much work to be done against this objective, we have made a meaningful start. We developed a roadmap for our SDIO *Now!* Technology, extending the life of this product beyond what we thought was possible at the start of 2004. We began a concerted effort to begin to leverage the intellectual property developed through our professional services team and realized the first fruits of this with the release of the BSQUARE Audio Manager in late 2004. In addition, we have developed a solid roadmap that we believe will serve our OEM and ODM customers and hired Pawan Gupta, a veteran of both Toshiba and Microsoft, to drive our efforts.

For 2005, the objectives we have set for ourselves include:

- Tapping into the growing device software market through investment and development of our product solutions roadmap. We believe that our SDIO *Now!* technology will enjoy continued success in 2005. We have released our SDIO *Now!* version 2.0 technology and are working on further SDIO-*Now!* updates to be released later in 2005. We have defined our device solution roadmap and are working hard on developing the technologies and partnerships such that we can begin releasing these solutions in 2005.
- Continuing to drive synergies between our Microsoft Embedded Windows licensing and our own products and services. We sell Embedded Windows licenses to hundreds of companies each month, and we view each of these companies as potential product and service targets. We have recently

brought new sales leadership on board and will execute sales and marketing activities this year in support of this objective.

- Looking for partnership and acquisition opportunities that will help us execute our roadmap faster.

BSQUARE continues to operate in an exciting and growing market space. We believe that we have the technology, experience, brand and relationships to grow our company and create additional value for our shareholders. While 2004 was a challenging year in many respects, it was also a satisfying year, as we have established a solid operating platform from which we can grow. We wish to thank you, our shareholders, for your support during 2004, and look forward to a successful 2005.

Best Regards,

Brian Crowley

Donald B. Bibeault

Brian T. Crowley
President and CEO

Donald B. Bibeault
Chairman

BSQUARE

BSQUARE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 12, 2005

TO THE SHAREHOLDERS:

Notice is hereby given that the 2005 Annual Meeting of Shareholders of BSQUARE CORPORATION, a Washington corporation (the "Company"), will be held on Thursday, May 12, 2005 at 10:00 a.m., local time, at the Company's offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, for the following purposes:

1. To elect two Class II directors to serve for the ensuing three years and until their successors are duly elected.
2. To approve amendments to the Company's existing amended and restated stock option plan to allow for awards to eligible employees, officers, directors and consultants of the Company under the amended and restated stock option plan of stock appreciation rights and restricted and unrestricted stock.
3. To approve an amendment to the Company's existing Board of Directors compensation program.
4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 22, 2005 as the record date for the determination of shareholders entitled to vote at this meeting. Only shareholders of record at the close of business on March 22, 2005 are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

All shareholders are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if the shareholder has previously returned a proxy.

By Order of the Board of Directors

Scott C. Mahan

Scott Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
April 6, 2005

BSQUARE CORPORATION

PROXY STATEMENT FOR 2005 ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

The enclosed Proxy is solicited on behalf of BSQUARE CORPORATION, a Washington corporation (the "Company"), for use at the 2005 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 12, 2005 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. The Company's telephone number at its principal business office is (425) 519-5900.

These proxy solicitation materials were mailed on or about April 6, 2005 to all shareholders entitled to vote at the Annual Meeting.

Record Date and Principal Share Ownership

Only shareholders of record at the close of business on March 22, 2005 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. The only outstanding voting securities of the Company are shares of Common Stock, no par value. As of the Record Date, 38,141,379 shares of the Company's Common Stock were issued and outstanding, held by 147 shareholders of record. See "Security Ownership of Principal Shareholders, Directors and Management" below for information regarding beneficial owners of more than five percent of the Company's Common Stock and ownership of the Company's directors and management.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to its use by delivering to the Secretary of the Company a written instrument revoking the proxy or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each holder of Common Stock is entitled to one vote for each share held.

This solicitation of proxies is made by the Company, and all related costs will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and other employees, without additional compensation, personally or by telephone.

Quorum; Abstentions; Broker Non-Votes

At the Annual Meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by shareholders. A quorum exists when holders of a majority of the total number of outstanding shares of Common Stock that are entitled to vote at the Annual Meeting are present at the Annual Meeting in person or by proxy. A quorum is necessary for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting. Broker non-votes occur when a person holding shares in street name, meaning through a bank or brokerage account, does not provide instructions as to how his or her shares should be voted and the bank or broker does not have discretion to vote those shares or, if the bank or broker has discretion to vote such shares, does not exercise such discretion. The two nominees for election to the

Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected to the Board of Directors. For the election of directors, abstentions and broker non-votes will have the effect of neither a vote for, nor a vote against, the nominee and thus will have no effect on the outcome. Shareholders are not entitled to cumulate votes in the election of directors. If a quorum is present, approval of all other matters that properly come before the meeting requires that the votes cast in favor of such actions exceed the votes cast against such actions.

All shares entitled to vote and represented by properly executed, unrevoked proxies received prior to the Annual Meeting will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted *for* the election of the two Class II directors nominated by the Board of Directors, *for* the amendments to the Company's amended and restated stock option plan and *for* the amendment to the Company's Board of Directors compensation plan.

If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Deadline for Receipt of Shareholder Proposals

Shareholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Securities and Exchange Commission (the "SEC") and those set forth in the Company's Bylaws. Under applicable SEC proxy rules, proposals of shareholders of the Company intended to be presented for consideration at the Company's 2006 Annual Meeting of Shareholders must be received by the Company no later than December 7, 2005, in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

In addition, the Company's Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in the Company's proxy statement, to be brought before an annual meeting of shareholders. In general, nominations for the election of directors may be made by: (i) the Board of Directors or a committee appointed by the Board of Directors, or (ii) any shareholder entitled to vote who has delivered written notice to the Secretary of the Company 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders (or, with respect to an election of directors to be held at a special meeting, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders), which notice must contain specified information concerning the nominees and concerning the shareholder proposing such nominations. The Company's Bylaws also provide that the only business that shall be conducted at an annual meeting is business that is brought before such meeting: (i) by or at the direction of the Board of Directors, or (ii) by any shareholder entitled to vote who has delivered written notice to the Secretary of the Company 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, which notice must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters. Accordingly, shareholders who intend to present a proposal at the Company's 2006 Annual Meeting of Shareholders without inclusion of such proposal in the Company's proxy materials are required to provide proper notice of such proposal to the Company no later than February 11, 2006. A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Secretary of the Company. All notices of proposals by shareholders, whether or not included in the Company's proxy materials, should be sent to BSQUARE CORPORATION, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, Attention: Secretary.

The Board of Directors has adopted additional requirements specifically with respect to shareholder nominations for the election of directors. See "Corporate Governance—Director Nomination Process."

Security Ownership of Principal Shareholders, Directors and Management

The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of December 31, 2004 as to:

- each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock;
- each director and each nominee for director of the Company;
- each of the named executive officers shown in the summary compensation table in "Information Regarding Executive Officer Compensation" below; and
- all directors and executive officers of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. For purposes of calculating the number of shares beneficially owned by a shareholder and the percentage ownership of that shareholder, shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2004, by that shareholder, are deemed outstanding. These options are listed below under the heading "Number of Shares Underlying Options" and are not treated as outstanding for the purpose of computing the percentage ownership of common stock outstanding of any other person. This table is based on information supplied by officers, directors, principal shareholders and filings made with the SEC. Percentage ownership is based on 38,132,479 shares of Common Stock outstanding as of December 31, 2004.

Unless otherwise noted below, the address for each shareholder listed below is: c/o BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. Unless otherwise noted, each of the shareholders listed below has sole investment and voting power with respect to the Common Stock indicated, except to the extent shared by spouses under applicable law.

Name and Address of Beneficial Owner	Number of Shares	Number of Shares Underlying Options	Percent of Common Stock Outstanding
Entities affiliated with TA Associates, Inc.(1) 125 High Street High Street Tower Suite 2500 Boston, MA 02110	5,019,224	—	13.2%
WM Advisors, Inc.(2) 1201 Third Avenue 22nd Floor Seattle, WA 98101-3000	4,162,500	—	10.9
Wells Fargo & Company(3) 420 Montgomery Street San Francisco, CA 94104	2,050,175	—	5.4
First BanCorp(4) 1519 Ponce de Leon Ave. Santurce, Puerto Rico 00908	1,976,500	—	5.2
Scot E. Land(5)	1,433,333	208,424	4.3
Donald B. Bibeault	200,000	196,875	1.0
Elliott H. Jurgensen, Jr.	—	123,444	*
Elwood D. Howse, Jr.	—	123,444	*
William D. Savoy(6)	—	42,189	*
Kendra A. VanderMeulen(7)	—	—	—
Brian T. Crowley	10,000	378,438	1.0
Carey E. Butler	—	40,625	*
Scott C. Mahan	—	53,125	*
Tracy A. Rees(8)	51,000	219,250	*
Brian M. Deutsch(9)	—	—	—
Andre F.A. Fournier(10)	—	—	—
All executive officers and directors as a group (12 persons)	1,694,333	1,385,814	7.8%

* Less than 1%.

(1) Based on information reported on Schedule 13F filed by TA Associates, Inc. Includes 3,424 shares held by TA Associates, Inc., 3,722,076 shares held by TA/Advent VIII L.P., 1,073,990 shares held by Advent Atlantic & Pacific III, L.P., 114,497 shares held by TA Investors L.L.C. and 105,237 shares held by TA Executives Fund L.L.C., all of which are funds managed by TA Associates.

(2) Based on information reported on Schedule 13G filed by WM Advisors, Inc.

(3) Based on information reported on Schedule 13G filed on behalf of Wells Fargo & Company and Wells Capital Management Incorporated.

(4) Based on information reported on Schedule 13G by First BanCorp on December 19, 2003.

(5) Includes 1,372,222 shares held by Encompass Group US Information Technology Partners 1 L.P., a fund managed by Encompass Ventures. Mr. Land is a managing director of Encompass Ventures. Mr. Land directly or indirectly shares voting and investment power with respect to such shares but disclaims beneficial ownership thereof.

(6) Mr. Savoy became a director in May 2004.

(7) Ms. VanderMeulen became a director in March 2005.

(8) Mr. Rees resigned from the Company in March 2005.

(9) Mr. Deutsch resigned from the Company in July 2004.

(10) Mr. Fournier resigned from the Company in September 2004.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Company currently has seven directors. The Company's Board of Directors is divided into three classes with overlapping three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director is removed, resigns or, by reason of death or other cause, is unable to serve in the capacity of director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Set forth below is certain information furnished to the Company by the director nominees and by each of the incumbent directors whose terms will continue following the Annual Meeting. There are no family relationships among the Company's directors and officers.

Nominees For Directors

Two Class II directors are to be elected at the Annual Meeting for three-year terms ending in 2008. The Board of Directors has nominated Donald B. Bibeault and Brian T. Crowley for election as Class II directors.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for Messrs. Bibeault and Crowley. The proxies cannot be voted for more than two nominees. Messrs. Bibeault and Crowley are current directors of the Company, and each has indicated that he will serve if elected. The Company does not anticipate that either Mr. Bibeault or Mr. Crowley will be unable or unwilling to stand for election, but, if that occurs, all proxies received will be voted by the proxy holders for another person or persons nominated by the Board of Directors.

Vote Required for Election of Directors

If a quorum is present and voting, the two nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected to the Board of Directors.

Nominees for Class II Directors

The name of each nominee and certain information about him as of the Record Date are set forth below:

Name of Nominee	Age	Positions with the Company	Director Since
Donald B. Bibeault	63	Chairman of the Board	2003
Brian T. Crowley	44	President, Chief Executive Officer and Director	2003

Donald B. Bibeault has been our Chairman of the Board since July 2003. His current term of office as a director expires at this year's Annual Meeting of Shareholders. Mr. Bibeault is currently President of Bibeault & Associates, Inc. a turnaround-consulting firm, a position he has held since 1975. During that period, Mr. Bibeault has served as chairman, chief executive officer, or chief operating officer of numerous corporations, including Pacific States Steel, PLM International, Best Pipe and Steel, Inc., Ironstone Group, Inc., American National Petroleum, Inc., Tyler-Dawson Supply and Iron Oak Supply Corporation. He has also served as special turnaround advisor to the chief executive officers of Silicon Graphics Inc., Varity Corporation, Bank of America and Yipes Networks. He has been a member of the Board of Overseers of Columbia Business School, a trustee of Golden Gate University, a member of the University of Rhode Island Business Advisory Board, and a member of the Board of Visitors of Golden Gate University Law School. Mr. Bibeault received a B.S. in electrical engineering from the University of Rhode Island, a M.B.A. from Columbia University and a PhD from Golden Gate University. He is also a recipient of a Doctor of Laws degree (honoris causa) from Golden Gate University Law School.

Brian T. Crowley has been our President and Chief Executive Officer since July 2003. His current term of office as a director expires at this year's Annual Meeting of Shareholders. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a market leader in enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the WSA (formerly Washington Software Association). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MESSRS. BIBEAULT AND CROWLEY TO THE BOARD OF DIRECTORS.

Directors Continuing in Office

Class III Directors—Terms expire at the 2006 Annual Meeting of Shareholders

Elwood D. Howse, Jr., age 65, has been a director of BSQUARE since November 2002. His term of office as a director expires at the 2006 Annual Meeting of Shareholders. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm formed in 1977. Mr. Howse also participated in the founding of Cable, Howse and Ragen, an investment banking and stock brokerage firm, today owned by Wells Fargo and known as Ragen, MacKenzie. Mr. Howse has served as a corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Advanced H2O, Inc., MicroPlanet Ltd., NCMX Inc., OrthoLogic Corporation, The PowerTech Group, Inc., The Montecito Group and not-for profits Junior Achievement Worldwide and Junior Achievement of Washington. Mr. Howse received both a B.S. in engineering and a M.B.A. from Stanford University and served in the U.S. Navy submarine force.

William D. Savoy, age 40, has been a director of BSQUARE since May 2004. His term of office as a director expires at the 2006 Annual Meeting of Shareholders. Mr. Savoy has served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, since September 2003. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest, an investment entity that manages Paul Allen's personal financial activities. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as the president of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as the president of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as the president and chief executive officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its chief financial officer from August 1988 to June 1989. He also serves as a director of Charter Communications, Inc. and Drugstore.com, Inc. and previously served on the advisory board of DreamWorks SKG and as a director of RCN Corporation. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College.

Class I Directors—Terms expire at the 2007 Annual Meeting of Shareholders

Elliott H. Jurgensen, Jr., age 60, has been a director of BSQUARE since January 2003. His term of office as a director expires at the 2007 Annual Meeting of Shareholders. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as a partner. During his career he has held a number of leadership roles, including Managing Partner of the Bellevue, Washington office from 1982 to 1991 and Managing Partner of the Seattle, Washington office from 1993 to 2002. His industry experience includes software, e-commerce, life sciences, hospitality, long-term care and manufacturing. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., Toolbuilders Laboratories, Inc., a developer of innovative software security and development tools for government and commercial enterprises, and the WSA, a state-wide technology trade association. Mr. Jurgensen has a B.S. in accounting from San Jose State University and is a Certified Public Accountant.

Scot E. Land, age 50, has been a director of BSQUARE since February 1998. His term of office as a director expires at the 2007 Annual Meeting of Shareholders. Mr. Land was elected to our board of directors in connection with the purchase of shares of our preferred stock by affiliates of Encompass Group, a venture capital firm, prior to our initial public offering. Mr. Land is currently a managing director of Encompass Ventures, a position he has held since September 1997. Prior to joining Encompass, Mr. Land was a Senior Technology Analyst and Strategic Planning Consultant with Microsoft Corporation from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, (now a wholly owned subsidiary of General Electric) founded by Mr. Land in October 1988, that designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of Radiant Communications Corp. and several privately held companies.

Kendra A. VanderMeulen, age 53, has been a director of BSQUARE since March 2005. Her term of office as a director expires at the 2007 Annual Meeting of Shareholders. From May 2003 to October 2004, Ms. VanderMeulen served as executive vice president, Mobile at InfoSpace, Inc., and is an active board member or advisor to a variety of companies in the wireless Internet arena, including NetMotion Wireless, Kineto Wireless, and Sonim Technologies. From August 2001 to May 2003, Ms. VanderMeulen served as a consultant to a variety of wireless Internet companies. From 1994 to August 2001, Ms. VanderMeulen led the wireless data division of AT&T Wireless (formerly McCaw Cellular Communications, now Cingular). Prior to that, Ms. VanderMeulen served as chief operating officer and president of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a B.S. degree in mathematics from Marietta College and a M.S. degree in computer science from Ohio State University. She was the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T.

PROPOSAL TWO

APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTATED STOCK OPTION PLAN

General

The Company currently has an amended and restated stock option plan pursuant to which options to purchase Common Stock are granted to the Company's directors, officers, employees and consultants. The amended and restated stock option plan is administered by the Compensation Committee of the Company's Board of Directors. The Company believes that its amended and restated stock option plan is an important factor in attracting and retaining skilled personnel and an important part of its overall compensation strategy.

As of the Record Date, 2,842,033 shares of Common Stock had been issued upon exercise of stock options, options to purchase an aggregate of 6,053,368 shares of Common Stock were outstanding at a weighted average exercise price of $1.45 per share (2,980,480 of which are held by current directors and officers), and 2,256,650 shares remained available for future issuance under the amended and restated stock option plan. Currently, the Board of Directors does not anticipate the need to increase the number of shares reserved for issuance under the Company's amended and restated stock option plan during 2005.

Proposal

Under the current amended and restated stock option plan, the only forms of equity awards grantable under the plan are incentive stock options (as defined in Section 422 of the Internal Revenue Code) and non-qualified stock options (meaning an option other than an incentive stock option). The Company is seeking approval by the shareholders to amend the amended and restated stock option plan to allow for awards of stock appreciation rights and restricted and unrestricted stock under the purview of the plan. A copy of the second amended and restated stock option plan (with the proposed amendments) is attached to this Proxy as Appendix A. The Company believes that the addition of these types of awards under the purview of the plan will provide it the flexibility it requires to address an ever changing and increasingly complex and competitive human resource marketplace, as well as respond appropriately to the Company's required adoption of Statement of Financial Account Standards No. 123R (Share-Based Payments) ("FAS 123R"), effective July 1, 2005, whereby the Company will be required to change the manner in which it has been accounting for options granted to employees, officers and directors of the Company. After the adoption of FAS 123R, the Company must recognize an expense against current operations equal to the amortized value of options granted, using a binomial valuation methodology specified in FAS 123R. Currently, the Company follows the guidance of Accounting Principles Board (APB) Opinion No. 25 (Accounting for Stock Issued to Employees), which generally does not require a charge against current operations for options granted at fair market value to employees, officers and directors. The Company believes that it is in the best interest of the Company, its employees and shareholders to have the flexibility, in the form of these additional awards, if necessary, to seek the right balance between incentive compensation and equity expense. The total number of shares of the Company's Common Stock reserved for issuance pursuant to outstanding stock options or pursuant to awards of stock options, stock appreciation rights, or restricted or unrestricted stock to be granted under the amended and restated stock option plan will not be affected by this proposed amendment, and the Board of Directors has not determined how these awards will be allocated in the future.

Vote Required for Approval of Amendments to Amended and Restated Stock Option Plan

If a quorum is present and voting, this proposal will be approved if the votes cast in favor of the proposal exceed votes cast against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ABOVE DESCRIBED AMENDMENTS TO THE AMENDED AND RESTATED STOCK OPTION PLAN.

Summary of Amended and Restated Stock Option Plan

The essential features of the *current* amended and restated stock option plan are outlined below.

Purpose. The purpose of the amended and restated stock option plan is to provide a means whereby eligible employees, officers, directors, consultants and independent contractors of the Company can acquire the Company's Common Stock.

Administration. The amended and restated stock option plan may be administered by the Board of Directors or a committee of the Board of Directors or an individual designated by the Board (the "Plan Administrator"). Subject to the other provisions of the amended and restated stock option plan and ratification by the Board, the Plan Administrator has the power to determine the terms and conditions of any options granted, including but not limited to the exercise price, the number of shares subject to the option and the exercisability thereof. The Company's Chief Executive Officer has been delegated authority with respect to option grants to certain specified employee classifications, and the Compensation Committee of the Board serves as the Plan Administrator with respect to all other option grants, including those to executives subject to 162(m) limitations.

Eligibility, Terms of Options and Limitations. The amended and restated stock option plan provides that non-qualified stock options may be granted only to employees, officers, directors, independent contractors and consultants of the Company. Incentive stock options may be granted only to employees. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of stock of the Company (a "10% Shareholder"), the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other incentive stock options under the amended and restated stock option plan may not exceed ten years. The Plan Administrator selects the optionees and determines the number of shares to be subject to each option, except that no optionee shall be eligible to receive in any fiscal year options to purchase more than 500,000 shares of the Company's Common Stock (subject to adjustment as set forth in the amended and restated stock option plan in the event of a stock split, stock dividend or similar event). In making such determination, the duties and responsibilities of the optionee, the value of his or her services, his or her present and potential contribution to the success of the Company, the anticipated number of years of future service and other relevant factors are taken into account.

Conditions of Options. Each option granted under the amended and restated stock option plan is evidenced by a written stock option agreement between the optionee and the Company and is subject to the following conditions:

(a) *Exercise Price.* The Plan Administrator determines the exercise price of options to purchase shares of Common Stock. However, the exercise price of an incentive stock option must not be less than 100% (110%, if issued to a 10% Shareholder) of the fair market value of the Common Stock on the date the option is granted. The exercise price of a non-qualified stock option shall be determined by the Plan Administrator; provided, however, that the exercise price of any non-qualified options granted to executives subject to Section 162(m) limitations will not be less than the fair market value of the stock on the date of grant. For so long as the Company's Common Stock is traded on the

Nasdaq National Market, the fair market value of a share of Common Stock shall be the closing sale price for such stock as quoted on the Nasdaq National Market for the day of determination.

(b) *Value Limitation.* The aggregate fair market value of all shares of Common Stock subject to an optionee's incentive stock option which are exercisable for the first time during any calendar year shall not exceed $100,000. In the event the optionee holds two or more such options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such options are granted.

(c) *Form of Consideration.* The consideration to be paid for the shares of Common Stock issued upon exercise of an option shall be cash or other consideration as determined by the Plan Administrator.

(d) *Exercise of the Option.* Each stock option agreement will specify the term of the option and the date when the option is to become exercisable. The terms of such vesting are determined by the Plan Administrator. Options granted under the amended and restated stock option plan generally have a ten-year term (five years, if issued to a 10% Shareholder) and to date generally become exercisable annually over a four-year period, subject to the optionee's continuation as an employee or other service provider. An option is exercised by giving written notice of exercise to the Company and by tendering full payment of the purchase price to the Company.

(e) *Termination of Employment.* The Plan Administrator shall establish and set forth in each instrument that evidence an option whether the option will continue to be exercisable, and the terms and conditions of such exercise, if an optionee ceases to be employed by, or to provide services to, the Company or an affiliate of the Company, which provisions may be waived or modified by the Plan Administrator at any time.

(f) *Assignability.* Each option granted pursuant to the amended and restated stock option plan shall, during the optionee's lifetime, be exercisable only by him or her, and the option is generally not transferable by the optionee.

(g) *Termination of Options.* Excluding incentive stock options issued to 10% Shareholders, options granted under the amended and restated stock option plan expire on the date set forth in the option agreement (not to exceed ten years from the date of grant in the case of incentive stock options). Incentive stock options granted to 10% Shareholders expire five years from the date of grant (or such shorter period set forth in the option agreement). No option may be exercised by any person after the expiration of its term.

Adjustment Upon Changes in Capitalization. If there is any change in the stock subject to the amended and restated stock option plan or an option agreement through merger, consolidation, reorganization, reincorporation, stock split, stock dividend or other change in the capital structure of the Company, appropriate adjustments shall be made by the Plan Administrator in order to preserve, but not to increase, the benefits to the optionee, including adjustments to the aggregate number, kind and price per share of shares subject to the amended and restated stock option plan or an option agreement.

Change of Control. In the event a third party acquires the Company through the purchase of all or substantially all of the Company's assets or outstanding capital stock, a merger or other business combination or acquires at least 30% of the Company's outstanding capital stock through a tender offer or other exchange offer, if so provided in individual stock option agreements, the unexercised portion of outstanding options will vest and become immediately exercisable.

Amendment and Termination of the Amended and Restated Stock Option Plan. The Board of Directors may at any time amend or terminate the amended and restated stock option plan as it deems advisable; provided that such amendment or termination complies with all applicable requirements of state and federal law, including any applicable requirement that the amended and restated stock option plan or an amendment to the amended and restated stock option plan be approved by the Company's shareholders. No option may be granted nor any stock issued under the amended and restated stock option plan after the termination of the amended and restated stock option plan, and no amendment or termination of the amended and restated stock option plan shall, without the affected individual's consent, alter or impair any rights or obligations under any option previously granted under the amended and restated stock option plan. The amended and restated stock option plan shall terminate in May 2007 unless previously terminated by the Board.

Federal Tax Information

Options granted under the amended and restated stock option plan may be either incentive stock options, as defined in Section 422 of the Internal Revenue Code, or non-qualified options.

An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% shareholder of the Company. The Company will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

All of the options which do not qualify as incentive stock options are referred to as non-qualified options. An optionee will not recognize any taxable income at the time he or she is granted a non-qualified option. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of the Company will be subject to tax withholding by the Company. The Company will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee. Upon disposition of such shares by the optionee, any difference between the sales price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON OPTIONEES AND THE COMPANY WITH RESPECT TO THE SHARES PURCHASED UNDER THE AMENDED AND RESTATED STOCK OPTION PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND REFERENCE SHOULD BE MADE TO THE APPLICABLE PROVISIONS OF THE INTERNAL REVENUE CODE. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE OPTIONEE'S DEATH OR THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE OPTIONEE MAY RESIDE.

PROPOSAL THREE

AMENDMENT OF BOARD OF DIRECTORS COMPENSATION PROGRAM

General

The Company has previously established a compensation program to attract and retain qualified non-employee directors to serve on the Company's Board of Directors.

Currently, if the non-employee director meets certain attendance requirements, the Company will pay annual cash fees of $16,000 to directors who do not serve on any Board committees, $20,000 to directors who serve on any Board committees other than the Audit Committee, and $24,000 to directors who serve on the Audit Committee. All amounts are payable quarterly. In addition, all directors are reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. As compensation for his services as Chairman of the Board, Mr. Bibeault receives an additional $9,000 in annual cash fees, payable monthly.

Each newly elected non-employee director also currently receives, as of the date of his or her election, an option under the Company's amended and restated stock option plan to purchase 100,000 shares of the Company's Common Stock at an exercise price equal to the closing price of the Company's Common Stock on the date of the grant. These options vest quarterly over a two-year period. Mr. Bibeault received 200,000 options upon his appointment as Chairman of the Board. Mr. Bibeault was the first non-employee Chairman of the Board in the Company's history. Non-employee directors also currently receive quarterly refresher option grants. Currently, options to purchase 12,500 shares of the Company's Common Stock are to be granted each fiscal quarter to all non-employee directors, other than the Chairman of the Board, and 25,000 shares to Mr. Bibeault as the Chairman of the Board, at an exercise price equal to the closing price of the Company's Common Stock on the date of grant. These options vest quarterly over a two-year period.

Mr. Crowley, the Company's President and Chief Executive Officer, as the only current employee director, is not entitled to the compensation described above other than reasonable expense reimbursement.

Proposal

The Company seeks shareholder approval to modify the program under which it attracts and retains directors. Specifically, the following table outlines where changes are being recommended from the current Board of Directors compensation program described above:

	Current	Proposed
Cash Compensation:		
Annual general retainer for serving on the Board of Directors	$ 16,000	$ 20,000
Incremental annual retainer for the Chairman of the Board of Directors	$ 9,000	$ 10,000
Incremental annual retainer for directors also serving on the Audit Committee	$ 8,000	$ 10,000
Incremental annual retainer for directors also serving on any other Committees	$ 4,000	$ 5,000
In-person attendance fees	No additional	No change
Incremental fees for telephonic and other meetings beyond the typical quarterly meetings	No additional	No change
	(in shares)	(in shares)
Stock Option Compensation:		
Independent director:		
Initial grant	100,000	No change
Quarterly refresher grant	12,500	25,000
Chairman of the Board of Directors:		
Initial grant	200,000	No change
Quarterly refresher grant	25,000	50,000

In total, the annualized incremental cash cost to the Company of the cash compensation to be provided to directors under this proposal would be approximately $40,000. The annualized grant-date fair value of the incremental options to be provided to directors under this proposal would be approximately $220,000 per year (based on the per share grant date fair value for options granted during 2004, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

With the exception of the addition of refresher option grants for the Board of Directors commencing in the fourth quarter of 2003, there has been no substantive change in the compensation program for the Company's Board of Directors in a number of years. The Company believes an increase in both the cash and stock option components of the Board of Directors compensation program is in the best interests of the Company and its shareholders for the reasons discussed below.

When the Company's original Board of Directors compensation program was created, it assumed that the Board of Directors would be required to participate in approximately six meetings per year, four of which would generally be in-person. In fact, the number of actual meetings has been much higher. In 2004, there were a total of ten formal meetings and a number of less formal discussions. This has required more significant involvement by the Board of Directors than contemplated in the original compensation program. Further, the Company does not anticipate that this increased commitment will decrease in the foreseeable future as management continues to work closely with the Board of Directors regarding the Company's growth strategy. Therefore, the Company believes that an increase in compensation is warranted based on the additional commitment required from the directors beyond that originally anticipated.

In addition, the marketplace for quality directors is becoming increasingly competitive, and the Company believes that it is important to maintain competitive director incentive and retention practices, not only to keep the Company's current directors appropriately engaged and incented, but also to attract top quality candidates to open director positions. Consequently, the Company engaged the services of a consultant to benchmark the Company's Board compensation practices against those of other similar sized public companies as well as larger public companies engaged in the embedded software business. The consultant benchmarked the Company's director compensation practices against a group of seven other public companies. The study determined that the Company's director cash compensation practices were generally slightly below market primarily because other companies were providing directors "per meeting" fees. The study found an even greater discrepancy between the stock option grant practices under the Company's current director compensation program and those of the benchmark companies. Based on this data, and the Company's desire to maintain a competitive director compensation program, the Company is proposing a slight increase in overall cash compensation for directors and a more substantial increase in the stock option compensation component. The Company believes that it is important to align the financial incentives of the Board of Directors with those of the Company's shareholders and management.

It should be noted that there is no legal requirement that this proposal be put to a vote by shareholders. However, in light of the fact that all but one of the current members of the Company's Board of Directors would be eligible to receive additional compensation under the proposed program, the Board deemed it to be in the Company's and shareholders' best interest to do so. In the event that the shareholders do not approve this proposal, the Company will continue using its existing Board of Directors compensation program as described above. The Board retains the right to further amend the Board of Directors compensation program in the future.

Vote Required for Approval of Amendment of Board of Directors Compensation Program

If a quorum is present and voting, this proposal will be approved if the votes cast in favor of the proposal exceed votes cast against the proposal.

MANAGEMENT UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ABOVE DESCRIBED AMENDMENT TO THE BOARD OF DIRECTORS COMPENSATION PROGRAM.

CORPORATE GOVERNANCE

Board Independence

The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen, Land, Savoy and Ms. VanderMeulen, constituting a majority of the Company's Board of Directors, qualify as "independent" directors as defined under applicable rules of The Nasdaq Stock Market, Inc. ("Nasdaq") and that such directors do not have any relationship with the Company that would interfere with the exercise of their independent business judgment.

Standing Committees and Attendance

The Board of Directors of the Company held a total of ten meetings during 2004. The Board of Directors has an Audit Committee, a Compensation Committee, a Strategic Growth Committee and an IPO Litigation Committee. The Board of Directors currently has no nominating committee or committee performing similar functions.

The Audit Committee currently consists of Messrs. Howse (Committee Chairman), Jurgensen and Land. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen and Land qualify as "independent" directors under applicable rules of Nasdaq and the SEC. Each member of the Audit Committee is able to read and understand fundamental financial statements, including the Company's balance sheets, statements of operations and statements of cash flow. Further, no member of the Audit Committee has participated in the preparation of the financial statements of the Company, or any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "Audit Committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules. The Audit Committee is responsible for overseeing the Company's independent auditors, including their selection, retention and compensation, reviewing and approving the scope of audit and other services by the Company's independent auditors, reviewing the accounting principles, policies, judgments and assumptions and auditing practices and procedures to be used for the Company's financial statements and reviewing the results of the Company's audits. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of the Company's internal controls and procedures, including risk management, establishing procedures regarding complaints concerning accounting or auditing matters, reviewing and approving related-party transactions, and reviewing compliance with the Company's Code of Business Conduct and Ethics. The Audit Committee held four regular meetings and two special meetings during 2004.

The Compensation Committee currently consists of Messrs. Land (Committee Chairman) and Jurgensen. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Land and Jurgensen qualify as "independent" and "non-employee" directors under applicable Nasdaq and SEC rules, respectively, and qualify as "outside directors" pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee approves the general compensation policies of the Company as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held two meetings during 2004.

The Strategic Growth Committee was formed in September 2004 and currently consists of Messrs. Savoy (Committee Chairman) and Land and Ms. VanderMeulen. The Strategic Growth Committee was formed to assist management with the formulation of strategic growth strategies. There were no formal meetings of the Strategic Growth Committee in 2004.

The Strategic Planning Committee was disbanded in September 2004. The Committee consisted of Messrs. Bibeault, Howse, Jurgensen and Land and was charged with broad responsibility for evaluating and reviewing all issues concerning the most advantageous way to finance the expenses associated with the Company's now discontinued hardware division while maximizing value for the Company and its shareholders.

The IPO Litigation Committee currently consists of Messrs. Jurgensen and Howse. As previously disclosed in the Company's filings with the SEC, the Company, and certain of its current and former officers and directors, were named as defendants in a consolidated class action lawsuit alleging violations of the federal securities laws in connection with the Company's initial public offering. In May 2003, the Board of Directors established a special IPO Litigation Committee consisting of Messrs. Jurgensen and Howse, neither of whom was a defendant in the class action litigation. The IPO Litigation Committee has the sole authority to review any proposed agreement to settle the class action litigation on behalf of the Company and to decide whether or not the Company should enter into or reject any proposed settlement.

Mr. Larson attended only 50% of the aggregate number of the meetings of the Board of Directors and committees thereof before his resignation in November 2004. No other director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he has been a director or committee member.

Director Nomination Process

Given the relatively small size of the Company's Board of Directors, the Board has determined that nomination responsibilities should be handled by the entire Board of Directors rather than a separate nominating committee and therefore has not adopted a nominating committee charter. The Company's goal is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In making its determinations, the Board considers such factors as it deems appropriate to develop a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. These factors may include judgment, knowledge, skill, diversity (including factors such as race, gender or experience), integrity, experience with businesses and other organizations of comparable size, including experience in software products and services, business, finance, administration or public service, the complementarity of a candidate's experience with the needs of the Company and experience of other Board members, familiarity with national and international business matters, experience with accounting rules and practices, the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members and the extent to which a candidate would be a desirable addition to the Board and any committees of the Board. In addition, directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders, act ethically at all times and adhere to the applicable provisions of the Company's Code of Business Conduct and Ethics. Other than consideration of the foregoing, there are no stated minimum criteria, qualities or skills for director nominees, although the Board may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The Board does, however, believe it is preferable that more than one member of the Board meet the criteria for an "audit committee financial expert" as defined by applicable SEC rules, and that a majority of the members of the Board meet the definition of "independent director" under applicable Nasdaq rules.

The Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for renomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. The Board will also take into account an incumbent director's performance as a Board member. If any member of the Board does not wish to continue in service, if the Board decides not to renominate a member for reelection, or if the Board decides to recommend that the size of the Board be increased, the Board shall identify the desired skills and experience of a new nominee in light of the criteria described above. Current members of the Board and management are polled for suggestions as to individuals meeting the Board's criteria. Research may also be performed to identify qualified individuals. To date, the Company has not engaged third parties to identify, evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if appropriate.

It is the policy of the Board of Directors of the Company to consider suggestions for persons to be nominated for director that are submitted by shareholders. The Board will evaluate shareholder suggestions for director nominees in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other sources. Shareholders suggesting persons as director nominees should send information about a proposed nominee to the Corporate Secretary at the Company's address at least 120 days prior to the anniversary of the mailing date of the prior year's proxy statement. This information should be in writing and should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company, a description of the nominee's relationship to the shareholder and any information that the shareholder feels will fully inform the Board about the proposed nominee and his or her qualifications. The Board may request further information from the proposed nominee and the nominating shareholder (including proof of ownership and holding period) and may also seek the consent of both the nominee and the nominating shareholder to be identified in the Company's proxy statement. The Company has not received any recommendations from shareholders for director candidates for the Annual Meeting.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of the Company's Board of Directors or Compensation Committee and any member of the Board of Directors or Compensation Committee of any other company, nor has any such interlocking relationship existed in the past.

Compensation of Directors

As described in Proposal No. 3 above, the Company has established a compensation plan to attract and retain qualified non-employee directors to serve on the Company's Board of Directors and has proposed an amendment thereto.

The following table sets forth certain information concerning compensation of non-employee directors in 2004:

Name	Aggregate Director Compensation	All Other Compensation
Donald B. Bibeault(1) *Chairman*	$25,066	$158,270
Elwood D. Howse, Jr.	24,000	—
Elliott H. Jurgensen, Jr.	24,000	—
Scot E. Land	24,000	—
William L. Larson(2)	20,000	—
William D. Savoy(3)	10,000	—

(1) Mr. Bibeault provides the Company with onsite consulting services. Mr. Bibeault received $158,270 under this consulting agreement in 2004.

(2) Mr. Larson resigned as a director in November 2004.

(3) Mr. Savoy became a director in May 2004.

The following table sets forth option grants to non-employee directors in 2004:

Name	Grant Date	Number of Shares Underlying Options	Exercise Price
Donald B. Bibeault	2/2/2004	25,000	$1.56
Chairman	5/3/2004	25,000	1.15
	8/2/2004	25,000	0.45
	11/1/2004	25,000	0.67
Elwood D. Howse, Jr.	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67
Elliott H. Jurgensen, Jr.	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67
Scot E. Land	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67
William L. Larson(1)	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
William D. Savoy(2)	5/18/2004	100,000	0.92
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67

(1) Mr. Larson resigned as a director in November 2004.

(2) Mr. Savoy became a director in May 2004.

Compensation Committee Report on Executive Compensation

The following is the Report of the Compensation Committee of the Company describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation programs in effect, and the compensation paid to such executive officers, for the year ended December 31, 2004. The information contained in the report shall not be deemed to be "soliciting material" or to be "filed" with the SEC and such information shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically incorporates it by reference into such filing.

During 2004, the Compensation Committee of the Board of Directors was comprised of three non-employee and "independent" directors (under applicable SEC and Nasdaq rules and regulations): Messrs. Land, Jurgensen and Larson (until Mr. Larson's resignation in November 2004). The Board of Directors has not, and may not, select a replacement for Mr. Larson. The Committee evaluates the general compensation policies of the Company and approves the compensation plans and specific compensation levels for executive officers, taking into account all components of such compensation. The Committee seeks to provide compensation that enables the Company to attract and retain employees who contribute to the success of the Company and maximize shareholder value. Compensation for executive officers is determined according to the criteria described below. The Committee also reviews and approves any severance and termination agreements involving executive officers. The Committee is governed by a written charter approved by the Board of Directors which is reviewed annually by the Committee. The Committee determined that no amendments were necessary to the charter during 2004. In accordance with its charter, the Committee may engage outside advisors, such as compensation consultants. The Committee holds regular meetings and evaluates and approves executive compensation each year.

Compensation

The Compensation Committee establishes the salaries and incentive compensation programs of the executive officers by considering (i) the compensation of executive officers in similar positions at comparably-sized peer public technology companies, (ii) the Company's financial performance, (iii) the particular office held by the executive, (iv) the historical contribution of the executive, and (v) the potential prospective contribution of the executive. Executive compensation generally includes two components: a cash component, which is comprised of base salary and incentive cash bonus, and an equity component which has, historically, consisted of qualified and non-qualified common stock options granted under the Company's amended and restated stock option plan. In general, the Company's executive compensation philosophy is to provide compensation consistent with that provided at comparably-sized peer public technology companies.

The Compensation Committee has reviewed the aggregate amounts and cumulative mix of all of the components of the Company's executive officers' compensation, including salary, bonus, equity compensation, accumulated realized and unrealized stock option gains, medical and other benefits and the value of any projected payout obligations which may arise from any applicable severance or similar programs. During 2004, the Compensation Committee engaged the services of an outside consultant to benchmark the Company's executive pay practices against comparably-sized peer public technology companies. The findings of the consultant are discussed below.

Cash Compensation

During the consultant's review of the Company's cash compensation (i.e., base salary and incentive cash bonus) practices in 2004, it was determined that the Company's executive base salary cash compensation practices were generally slightly below market. Additionally, the consultant concluded that the Company's incentive cash bonus practices were below market given the absence of a formal executive incentive cash bonus program. Consequently, the Compensation Committee recommended, and the full Board of Directors approved, individual incentive cash bonus programs contingent on the successful achievement of both Company-wide and individual performance goals, with any bonus achievement to be approved by the Compensation Committee before payment. Additional information regarding these incentive cash bonus programs is provided below.

Equity-Based Compensation

The Compensation Committee views stock options and other equity-based incentives as an important part of the Company's long-term, performance-based compensation program. The Committee bases grants of stock options to the executive officers of the Company under the Company's amended and restated stock option plan upon the Committee's estimation of each executive's expected contribution to the long-term growth and profitability of the Company. The amended and restated stock option plan is intended to provide additional incentives to the executive officers consistent with maximizing shareholder value. Options are generally granted under the amended and restated stock option plan at the then-current market price and are generally subject to two- to four-year vesting periods to encourage key employees to remain with the Company. During the consultant's review of the Company's executive equity compensation practices in 2004, it was determined that the Company's equity compensation practices were generally below market. Consequently, the Compensation Committee recommended, and the full Board of Directors approved, grants of additional stock options to four officers as discussed below.

Compensation of the President and Chief Executive Officer

The annual compensation for Brian T. Crowley, the Company's President and Chief Executive Officer, was approved by the Board of Directors upon recommendation by the Compensation Committee, after considering several factors including the consultant's recommendations, Mr. Crowley's then-current compensation, corporate revenue and operating results and goals, the Company's progress in new product development, and Mr. Crowley's contributions to the Company's strategic focus, market position and brand development. No set formula was used for this determination, and no particular function was weighted more or less than any other. As a result of this review, Mr. Crowley received an increase in his annual base salary from $200,000 to $225,000. In addition, an incentive cash bonus program was established for Mr. Crowley equal to 25% of his base salary, the achievement of which is largely based on the attainment of pre-defined corporate performance objectives. The Compensation Committee determined that Mr. Crowley was not entitled to any cash bonus compensation during 2004 under this newly established program in light of the Company's financial performance. Mr. Crowley also received options to purchase 500,000 shares of common stock that vest quarterly over a four-year period.

Compensation of Other Executive Officers

The Compensation Committee reviewed the compensation packages of other executive officers based largely on the same criteria used for Mr. Crowley. As a result of this review, the Compensation Committee recommended, and the full Board of Directors approved, the following adjustments in executive compensation:

Tracy A. Rees, Executive Vice President, Sales, Marketing & International Operations: Mr. Rees received an increase in his annual base salary from $135,000 to $150,000, which reinstated a 2003 reduction in pay as part of the Company's restructuring initiatives. Mr. Rees also received options to purchase 300,000 shares of common stock that vest quarterly over a four-year period. No adjustments were made to Mr. Rees' incentive cash bonus compensation which was largely contingent on attaining certain revenue goals. Mr. Rees resigned his position with the Company in March, 2005, and the majority of these options were not vested as of his resignation date.

Carey E. Butler, Vice President, Professional Engineering Services: Ms. Butler joined the Company in November 2003. Ms. Butler received an increase in her annual base salary from $160,000 to $170,000. An incentive cash bonus program was also established for Ms. Butler equal to 25% of her base salary, the achievement of which is based on the attainment of pre-defined corporate and individual performance objectives. The Compensation Committee determined that Ms. Butler was not entitled to any cash bonus compensation during 2004 under this newly established program in light of the Company's financial performance. Ms. Butler also received options to purchase 250,000 shares of common stock that vest quarterly over a four-year period. These compensation changes were effective in 2004, except for the base salary increase, which became effective in January 2005.

Scott C. Mahan, Vice President, Finance and Chief Financial Officer: Mr. Mahan joined the Company in January 2004. Mr Mahan received an increase in his annual base salary from $160,000 to $180,000. An incentive cash bonus program was also established for Mr. Mahan equal to 25% of his base salary, the achievement of which is based on the attainment of pre-defined corporate and individual performance objectives. The Compensation Committee determined that Mr. Mahan was not entitled to any cash bonus compensation during 2004 under this newly established program in light of the Company's financial performance. Mr. Mahan also received options to purchase 250,000 shares of common stock that vest quarterly over a four-year period. These compensation changes were effective in 2004, except for the base salary increase, which became effective in January 2005.

Summary

The Compensation Committee believes that the Company's compensation policies have historically been and, as modified, will continue to be successful in attracting and retaining qualified employees, in ensuring that the Company's compensation policies are consistent with those of similarly-sized peer public technology companies, and in linking compensation to corporate performance relative to the Company's goals. The Company's compensation policies will continue to evolve over time as the Company moves to attain its near-term goals while maintaining its focus on building long-term shareholder value.

Submitted by the Compensation Committee for the Year Ended December 31, 2004:

Scot E. Land, Chairman
Elliott H. Jurgensen, Jr.

Audit Committee Report

The Audit Committee's purpose is to oversee the accounting and financial reporting processes of the Company, the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor to prepare or issue an audit report on the financial statements of the Company, and the performance of the Company's independent auditors. During 2004, the Audit Committee was comprised of Messrs. Howse, Jurgensen and Land. All members of the Audit Committee are "independent" as defined under applicable Nasdaq and SEC rules and regulations. Each member of the Audit Committee is able to read and understand fundamental financial statements, including the Company's balance sheets, statements of operations and statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of the financial statements of the Company, or any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "Audit Committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules.

Management is responsible for the preparation and presentation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for the selection, implementation and application of, and compliance with, accounting and financial reporting principles and policies, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent auditor, Ernst & Young LLP, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2004 with the Company's management and has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards Board Standard No. 61, as amended ("Communication with Audit Committees") and SEC Regulation S-X, Rule 2-07. In addition, Ernst & Young LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee has discussed with Ernst & Young LLP their independence and has concluded that any non-audit services provided by the independent auditors were subject to prior approval, were appropriate and did not compromise independence. The Audit Committee has also reviewed and assessed the adequacy of its written charter The Audit Committee determined that no amendments were necessary to the charter during 2004.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC.

Submitted by the Audit Committee:

Elwood D. Howse, Jr., Chairman
Elliott H. Jurgensen, Jr.
Scot E. Land

Shareholder Communications with the Board of Directors and Board Attendance at Annual Shareholder Meetings

Shareholders of the Company may, at any time, communicate in writing with any member or group of members of the Company's Board of Directors by sending such written communication to the attention of the Company's Corporate Secretary by regular mail, email to *investorrelations@bsquare.com* or facsimile at 425-519-5998. Copies of written communications received by the Corporate Secretary will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Corporate Secretary, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company's business, or communications that relate to improper or irrelevant topics.

The Chairperson of the Board of Directors is expected to make all reasonable effort to attend the Company's annual shareholder meeting in person. If the Chairperson is unable to attend an annual shareholder meeting for any reason, at least one other member of the Board of Directors is expected to attend in person. Other members of the Board of Directors are expected to attend the Company's annual shareholder meeting in person if reasonably possible. Messrs. Bibeault, Crowley, Howse, Jurgensen and Land attended the Company's 2004 annual meeting of shareholders.

ADDITIONAL INFORMATION RELATING TO DIRECTORS AND OFFICERS OF THE COMPANY

Information Regarding Executive Officer Compensation

The following table sets forth certain information concerning compensation for services rendered to the Company during the years ended December 31, 2004, 2003 and 2002 by (i) the Company's chief executive officer; (ii) all other executive officers who were serving in such capacities at the end of 2004 and all of whose salary and bonus for 2004 exceeded $100,000; and (iii) two individuals for whom disclosure would have been provided pursuant to (ii) above, but for the fact that the individuals were not serving as executive officers as of December 31, 2004 (collectively, the "named executive officers"):

Name and Principal Position	Year	Annual Compensation Salary	Annual Compensation Bonus	Long Term Compensation Securities Underlying Options (#s)	All Other Compensation(1)
Brian T. Crowley(2)	2004	$215,385	$ —	500,000	$4,385
President and Chief Executive Officer	2003	173,056	55,426	300,000	4,925
	2002	99,615	17,545	175,000	162
Carey E. Butler(3)	2004	166,154	40,000	250,000	3,923
Vice President, Professional	2003	9,231	—	100,000	—
Engineering Services	2002	n/a	n/a	n/a	n/a
Scott C. Mahan(4)	2004	157,539	40,000	400,000	3,323
Vice President, Finance & Operations,	2003	n/a	n/a	n/a	n/a
Chief Financial Officer, Secretary and Treasurer	2002	n/a	n/a	n/a	n/a
Tracy A. Rees(5)	2004	144,808	84,954	300,000	4,684
Executive Vice President, Sales,	2003	136,675	60,997	290,000	980
Marketing & International Operations	2002	56,077	76,927	17,500	—
Brian M. Deutsch(6)	2004	155,777	209	—	1,621
Vice President, Wireless Services	2003	151,743	53,447	40,000	4,719
	2002	131,884	16,021	75,000	4,417
Andre F.A. Fournier(7)	2004	141,077	—	—	—
Vice President, Engineering	2003	26,923	—	100,000	—
	2002	n/a	n/a	n/a	n/a

(1) "All Other Compensation" includes matching contributions made by the Company for the benefit of the executive under the Company's 401(k) plan. Such amounts do not include premiums paid by the Company under group health, life or disability insurance plans that do not discriminate in favor of executive officers and are generally available to all salaried employees.

(2) Mr. Crowley joined the Company in April 2002 as an executive officer and was appointed as President and Chief Executive Officer in July 2003.

(3) Ms. Butler joined the Company in November 2003 as an executive officer. Ms. Butler received her bonus compensation in 2004 under the terms of her offer letter, a portion of which was guaranteed. The bonus program specified in her offer letter is no longer in effect.

(4) Mr. Mahan joined the Company in January 2004 as an executive officer. Mr. Mahan received a sign-on bonus in 2004 upon his hiring.

(5) Mr. Rees joined the Company in May 2002 and became an executive officer in February 2003. Mr. Rees resigned from the Company in March 2005.

(6) Mr. Deutsch joined the Company in May 2001 as an executive officer. Mr. Deutsch resigned as Vice President, Wireless Services in July 2004.

(7) Mr. Fournier joined the Company as Vice President, Engineering in October 2003. Mr. Fournier resigned in September 2004.

Option Grants in 2004

The following table sets forth certain information with respect to stock options granted to each of the Company's named executive officers during the year ended December 31, 2004. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option, the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These rates are mandated by the SEC and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's Common Stock. For the year ended December 31, 2004, the Company granted options to acquire up to an aggregate of 2,769,352 shares of Common Stock to employees, all under the Company's amended and restated stock option plan and all at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in 2004	Exercise Price per Share	Expiration Date	5%	10%
Brian T. Crowley	500,000(2)	18.1%	$0.58	9/21/14	$182,379	$462,185
Carey E. Butler	250,000(2)	9.0	0.58	9/21/14	91,190	231,093
Scott C. Mahan	150,000(3)	5.4	1.62	1/7/14	152,633	386,801
	250,000(2)	9.0	0.58	9/21/14	91,190	231,093
Tracy A. Rees	300,000(2)	10.8	0.58	9/21/14	109,428	277,311
Brian M. Deutsch	—	—	—	—	—	—
Andre F.A. Fournier	—	—	—	—	—	—

(1) Options are granted under the Company's amended and restated stock option plan.

(2) The options vest in equal quarterly installments over a period of 4 years. Vesting is contingent upon continued service with the Company.

(3) The options vest in equal annual installments over a period of 4 years. Vesting is contingent upon continued service with the Company.

Aggregate Option Exercises in 2004 and Fiscal Year-End Option Values

With respect to the Company's named executive officers, the following table sets forth information concerning option exercises in the year ended December 31, 2004, and exercisable and unexercisable options held as of December 31, 2004:

	Number of Shares Acquired on Exercise		Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004	
Name	Exercised	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Brian T. Crowley	—	$ —	340,469	634,531	$175,536	$484,214
Carey E. Butler	—	—	40,625	309,375	14,219	213,281
Scott C. Mahan	—	—	15,625	384,375	14,219	213,281
Tracy A. Rees	—	—	170,375	437,125	62,726	304,874
Brian M. Deutsch	71,250	42,033	146,563	—	4,088	—
Andre F.A. Fournier	—	—	25,000	—	—	—

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2004, regarding shares outstanding and available for issuance under the Company's existing equity compensation plans:

Plan category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders(1)	6,663,829	$1.57	1,655,089
Equity compensation plans not approved by security holders(2)	—	$ —	384,000
Total(3)	6,663,829	$1.57	2,039,089

(1) Consists of the Company's amended and restated stock option plan. The number of shares reserved for issuance under the amended and restated stock option plan automatically increases annually by an amount equal to the lesser of (A) four percent (4%) of the Company's outstanding shares at the end of the previous fiscal year, (B) an amount determined by the Company's Board of Directors or (C) 1,500,000 shares (subject to adjustment as set forth in the amended and restated stock option plan in the event of a stock split, stock dividend or similar event). The Board of Directors determined that no additional shares would be reserved under the amended and restated stock option plan for 2004.

(2) Consists of the Company's 2000 non-qualified stock option plan. Under this plan, the Board of Directors may grant non-qualified stock options to the Company's directors, employees and consultants at a price determined by the Board. Options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally over four years.

(3) Does not include options outstanding as of December 31, 2004 to purchase an aggregate of 7,062 shares, at a weighted average exercise price of $11.55, granted under plans assumed in connection with acquisition transactions. Such options are administered as if issued under their original plans. All of the acquired options have been adjusted to reflect the price and share conversions under the terms of the agreements between the Company and the companies acquired. The acquired options generally become exercisable over a four-year period and generally expire ten years from the date of grant. The Company does not intend to grant additional options under these assumed plans.

Employee Benefit Plans

Stock Option Plans

The Company has an amended and restated stock option plan pursuant to which options to purchase Common Stock are granted to the Company's officers, directors, employees and consultants. For more information regarding the Company's amended and restated stock option plan, see Proposal No. 2.

The Company also has outstanding options granted to employees who were formerly employed by two of the Company's subsidiaries under plans assumed in connection with the acquisition of such companies. Such options are administered as if issued under their original plans. All of the acquired options have been adjusted to reflect the price and share conversions under the terms of the agreements between the Company and the companies acquired. The acquired options generally become exercisable over a four-year period and generally expire ten years from the date of grant. The Company does not intend to grant additional options under these assumed plans.

Finally, the Company has a 2000 non-qualified stock option plan. Under this plan, the Board of Directors may grant non-qualified stock options to the Company's directors, employees and consultants at a price determined by the Board. Options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally over two to four years.

The following table sets forth the number of options outstanding and the number of options available for issuance under the Company's stock option plans as of December 31, 2004:

Stock Option Plan	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Amended and restated stock option plan	6,663,829	1,655,089
2000 non-qualified stock option plan	—	384,000
Infogation Corporation 2001 stock option/stock issuance plan(1)	2,064	93,514
Infogation Corporation 1996 stock option plan(1)	—	86,053
Mainbrace 1998 stock option plan(1)	4,998	147,246
Total	6,670,891	2,365,902

(1) Plan assumed in connection with acquisition transactions. Such options are administered as if issued under their original plans. The Company does not intend to grant additional options under these assumed plans.

401(k) Plan

The Company maintains a tax-qualified employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. The Company may make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are fully vested at all times. In September 2003, the Company ceased making matching contributions. Matching contributions resumed in May 2004. The Company intends the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees or the Company to the 401(k) plan and income earned, if any, on plan contributions are not taxable to employees until withdrawn from the 401(k) plan, and so that the Company will be able to deduct its contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

Employment Agreements and Change of Control Arrangements

The Company has an agreement with each of Brian T. Crowley, the Company's President and Chief Executive Officer, Scott C. Mahan, the Company's Vice President, Finance & Operations, Chief Financial Officer, Secretary and Treasurer, and Carey E. Butler, the Company's Vice President of Professional Consulting Services, which provide that if such officer is terminated without cause (as cause is defined in the applicable agreement, subject to certain exceptions), they will continue to receive termination payments equal to six months, six months and four months, respectively, of their annual base salary.

The Company's stock option plans provide that in the event a third party acquires the Company through the purchase of all, or substantially all, of the Company's assets or outstanding capital stock, a merger or other business combination, or acquires at least 30% of the Company's outstanding capital stock through a tender offer or other exchange offer, if so provided in individual stock option agreements, the unexercised portion of outstanding options will vest and become immediately exercisable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2004, Section 16 filing requirements applicable to its executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities were complied with.

Certain Relationships and Related Transactions

During 2004, the Company granted options to purchase shares of Common Stock under the Company's amended and restated stock option plan to the following directors and executive officers on the date, for the number of shares and with an exercise price indicated opposite each person's name:

Name	Grant Date	Number of Shares Underlying Options	Exercise Price
Brian T. Crowley	9/21/2004	500,000	$0.58
Carey E. Butler	9/21/2004	250,000	0.58
Scott C. Mahan	1/7/2004	150,000	1.62
	9/21/2004	250,000	0.58
Tracy A. Rees(1)	9/21/2004	300,000	0.58
Donald B. Bibeault	2/2/2004	25,000	1.56
	5/3/2004	25,000	1.15
	8/2/2004	25,000	0.45
	11/1/2004	25,000	0.67
Elwood D. Howse, Jr.	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67
Elliott H. Jurgensen, Jr.	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67
Scot E. Land	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67
William L. Larson(2)	2/2/2004	12,500	1.56
	5/3/2004	12,500	1.15
	8/2/2004	12,500	0.45
William D. Savoy(3)	5/18/2004	100,000	0.92
	8/2/2004	12,500	0.45
	11/1/2004	12,500	0.67

(1) Mr. Rees resigned from the Company in March 2005.

(2) Mr. Larson resigned as a director in November 2004.

(3) Mr. Savoy became a director in May 2004.

Mr. Bibeault provides the Company with onsite consulting services. Mr. Bibeault received $158,270 under this consulting agreement in 2004.

Performance Graph

The graph below compares the annual percentage change in the cumulative total return on the Company's Common Stock with the Nasdaq Computer & Data Processing Services Index and the Standard & Poors 500 Index for the period commencing October 20, 1999, the first trading date following the effective date of the Company's initial public offering, and ending December 31, 2004:

**Comparison of Cumulative Total Return
Among BSQUARE Corporation,
Nasdaq Computer & Data Processing Services Stocks Index and
Standard & Poors 500 Index**



180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
-
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Bsquare Corporation
NASDAQ Computer & Data Processing Services
S&P 500

	10/20/99	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
BSQUARE Corporation	$100	$163.63	$ 23.41	$18.38	$ 4.92	$ 5.50	$ 5.81
Nasdaq Computer & Data Processing Services	$100	$159.98	$ 76.87	$61.63	$42.51	$56.01	$ 59.11
Standard & Poor's 500 Index	$100	$114.45	$104.16	$91.91	$71.54	$92.11	$102.22

This graph assumes that $100 was invested on October 20, 1999 in the Company's Common Stock and in each index, and that all dividends were reinvested. Shareholder returns over the indicated period should not be considered indicative of future returns.

The Company's Independent Auditors

The independent accounting firm of Ernst & Young LLP ("Ernst & Young") has acted as the Company's auditor since May 2002. A representative of Ernst & Young is expected to be present at the Annual Meeting, where he or she may make a statement and will be available to respond to questions.

The Company has not selected an independent auditor for the year ending December 31, 2005. The Audit Committee intends to make such selection at its May 2005 meeting.

Audit Fees

The aggregate fees billed by Ernst & Young for professional services rendered for the audit of the Company's annual financial statements for the years 2004 and 2003, and reviews of the financial statements included in the Company's Forms 10-Q for the years 2004 and 2003, was approximately $220,000 and $180,000, respectively.

The aggregate fees billed by Arthur Andersen for professional services rendered for reviews of the financial statements included in the Company's Form 10-Q for the first quarter of 2002 were approximately $13,000.

Audit-Related Fees

The aggregate fees billed for the years 2004 and 2003 for assurance and related services by Ernst & Young that are reasonably related to the performance of its audit of the Company's financial statements not reported under the caption "Audit Fees" were approximately $10,000 and $13,000, respectively. Fees billed for 2004 included accounting advisory services related to the review of an S-8 filing, whereas fees billed in 2003 related to due diligence work performed with respect to an acquisition.

The aggregate fees billed for 2002 for assurance and related services by Arthur Andersen that are reasonably related to the performance of its audit of the Company's financial statements not reported under the caption "Audit Fees" were approximately $8,600.

Tax Fees

There were no fees billed by Ernst & Young for tax-related services in 2004. The aggregate fees billed by Ernst & Young in 2003 for tax consultation regarding stock compensation matters were approximately $2,000. In 2002, the aggregate fees billed by Ernst & Young for tax compliance, tax advice and tax planning were approximately $7,000.

The aggregate fees billed by Arthur Andersen for tax compliance, tax advice and other tax professional services for the year 2002 were approximately $55,000.

All Other Fees

There were no other fees billed for services rendered to the Company by Ernst & Young, other than fees for audit, audit-related and tax services, for the years 2004, 2003 and 2002. The aggregate fees billed for services rendered to the Company by Arthur Andersen, other than fees for audit, audit-related, and tax services, for the year 2002 were approximately $17,500.

The Audit Committee pre-approves all audit and non-audit services performed by the Company's auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor's independence. Unless the Audit Committee provides general pre-approval of a service to be provided by the auditor and the related fees, the service and fees must receive specific pre-approval from the Audit Committee.

Transaction of Other Business

The Board of Directors of the Company knows of no other matters to be submitted at the Annual Meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

Annual Report to Shareholders and Form 10-K

The Company's Annual Report to Shareholders for the year ended December 31, 2004 (which is not a part of the Company's proxy soliciting materials) is being mailed to the Company's shareholders with this Proxy Statement. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, without exhibits, is included with the Annual Report to Shareholders.

By Order of the Board of Directors

/s/ SCOTT MAHAN
Scott Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
April 6, 2005

APPENDIX A

BSQUARE CORPORATION
SECOND AMENDED AND RESTATED
STOCK PLAN

BSQUARE CORPORATION
SECOND AMENDED AND RESTATED
STOCK PLAN

1. DEFINITIONS.

Capitalized terms not defined elsewhere in the Plan shall have the following meanings (whether used in the singular or plural).

(a) **"Agreement"** means a written agreement approved by the Committee evidencing Awards granted under the Plan.

(b) **"Approved Transaction"** means

(i) a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company to the public with aggregate proceeds paid to the Company of not less than $10,000,000 (after the deduction of underwriting commissions and offering expenses);

(ii) the acquisition of the Company by another entity by means of merger, consolidation or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Company for securities of, or consideration issued, or caused to be issued by, the acquiring entity or any of its affiliates, provided, that after such event the shareholders of the Company immediately prior to the event own less than a majority of the outstanding voting equity securities of the surviving entity immediately following the event;

(iii) any liquidation or dissolution of the Company; and

(iv) any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company.

(c) **"Award"** means any award granted under the Plan, including Options, Stock Awards and SARs.

(d) **"Awardee"** means any person to whom an Award is granted under the Plan (as well as any permitted transferee of an Award).

(e) **"Board"** means the Board of Directors of the Company.

(f) **"Code"** means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific section of the Code shall include any successor section.

(g) **"Committee"** shall mean the Board, or the committee appointed by the Board pursuant to Section 3(b) of the Plan, if it is administering the Plan.

(h) **"Common Stock"** means the Common Stock, no par value, of the Company.

(i) **"Company"** means BSQUARE CORPORATION, a Washington corporation.

(j) **"Control Purchase"** means any transaction (or series of related transactions) in which any person, corporation or other entity (including any "person" as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, but excluding the Company and any employee benefit plan sponsored by the Company):

(i) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer unless by the terms of such offer the offeror, upon consummation thereof, would be the "beneficial owner" (as that term is defined in Rule 13d-3 under the Exchange Act) of less than 30% of the shares of Common Stock then outstanding; or

(ii) becomes the "beneficial owner," directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors (calculated as provided in Rule 13d-3(d) under the Exchange Act in the case of rights to acquire the Company's securities);

provided, however, that the foregoing shall not constitute a Control Purchase if the transactions or related transactions received the prior approval of a majority of all of the directors of the Company, excluding for such purpose the votes of directors who are directors or officers of, or have a material financial interest in any Person (other than the Company) who is a party to the event specified in either clauses (i) or (ii).

(k) **"Covered Employee"** has the meaning given to it by Section 162(m)(3) of the Code.

(l) **"Date of Grant"** means that date the Committee has deemed to be the effective date of the Award for purposes of the Plan.

(m) **"Disability"** means any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months that renders the Awardee unable to engage in any substantial gainful activity.

(n) **"Effective Date"** means at the time specified in the resolutions of the Board adopting the Plan.

(o) **"Employees"** means individuals employed by the Company or a Related Corporation.

(p) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific section of the Exchange Act shall include any successor section.

(q) **"Executive Officer"** shall be defined in Section 3(d).

(r) **"Fair Market Value"** means, if the Common Stock is publicly traded, the last sales price (or, if no last sales price is reported, the average of the high bid and low asked prices) for a share of Common Stock on that day (or, if that day is not a trading day, on the next preceding trading day), as reported by the principal exchange on which the Common Stock is listed, or, if the Common Stock is publicly traded but not listed on an exchange, as reported by The Nasdaq Stock Market, or if such prices or quotations are not reported by The Nasdaq Stock Market, as reported by any other available source of prices or quotations selected by the Committee. If the Common Stock is not publicly traded or if the Fair Market Value is not determinable by any of the foregoing means, the Fair Market Value on any day shall be determined in good faith by the Committee on the basis of such considerations as the Committee deems important.

(s) **"Immediate Family Member"** means a spouse, children or grandchildren of the Optionee.

(t) **"Incentive Stock Option"** means an Option that is an incentive stock option within the meaning of Section 422 of the Code.

(u) **"Non-Employee Director"** has the meaning given to it by Rule 16b-3 promulgated under the Exchange Act of 1934.

(v) **"Non-Insiders"** has the meaning given to by Section 162(m)(3) of the Code.

(w) **"Non-Qualified Stock Option"** means an Option that is not an Incentive Stock Option.

(x) **"Option"** means an option with respect to shares of Common Stock awarded pursuant to Section 6.

(y) **"Optionee"** means any person to whom an Option is granted under the Plan (as well as any permitted transferee of an Option).

(z) **"Outside Director"** has the meaning given to it by the regulations promulgated under Section 162(m) of the Code.

(aa) **"Plan"** means the BSQUARE CORPORATION Second Amended and Restated Stock Plan.

(bb) **"Qualified Performance-Based Compensation"** has the meaning given to it by the regulations promulgated under Section 162(m) of the Code.

(cc) **"Related Corporation"** means any corporation (other than the Company) that is a "parent corporation" of the Company or "subsidiary corporation" of the Company, as defined in Sections 424(e) and 424(f), respectively, of the Code.

(dd) **"Restricted Stock Awards"** means Awards granted pursuant to Section 8.

(ee) **"SARs"** means Awards granted pursuant to Section 7.

(ff) **"Section 16 Insiders"** means individuals who are subject to Section 16(b) of the Exchange Act with respect to the Common Stock.

(gg) **"Securities Act"** means the Securities Act of 1933, as amended from time to time, or any successor statute or statutes thereto. References to any specific section of the Securities Act shall include any successor section.

(hh) **"Stock Awards"** means Restricted and Unrestricted Stock Awards granted pursuant to Sections 8 and 9, respectively.

(ii) **"Ten Percent Shareholder"** means a person who owns more than ten percent of the total combined voting power of the Company or any related corporation as determined with reference to Section 424(d) of the Code.

(jj) **"Unrestricted Stock Awards"** means Awards granted pursuant to Section 9.

2. PURPOSES.

The purposes of the Plan are to retain the services of directors, valued key employees and consultants of the Company and such other persons as the Committee shall select in accordance with Section 4, to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in hiring new employees and to provide an equity incentive to directors, consultants and other persons selected by the Committee.

3. ADMINISTRATION.

(a) Committee.

The Plan shall be administered by the Board unless the Board appoints a separate committee of the board to administer the Plan pursuant to Section 3(b) below. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

(b) Appointment of Committee.

The Board may appoint a committee consisting of two or more of its members to administer the Plan. The Board shall consider whether a director is (i) an Outside Director and (ii) a Non-Employee Director when appointing any such Committee and shall appoint solely two or more individuals who qualify as Outside Directors if the Board intends for compensation attributable to Options to be Qualified Performance-Based Compensation. The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board.

(c) Powers; Regulations.

Subject to the provisions of the Plan, and with a view to effecting its purpose, the Committee shall have sole authority, in its absolute discretion, to:

(i) construe and interpret the Plan;

(ii) define the terms used in the Plan;

(iii) prescribe, amend and rescind rules and regulations relating to the Plan;

(iv) correct any defect, supply any omission or reconcile any inconsistency in the Plan;

(v) grant Awards under the Plan;

(vi) determine the individuals to whom Awards shall be granted under the Plan and the type of Award;

(vii) determine the time or times at which Awards shall be granted under the Plan;

(viii) determine the number of shares of Common Stock subject to each Award, the exercise price of each Award, the duration of each Award and the times at which each Award shall become exercisable;

(ix) determine all other terms and conditions of Awards; and

(x) make all other determinations necessary or advisable for the administration of the Plan.

All decisions, determinations and interpretations made by the Committee shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

(d) Delegation to Executive Officer.

The Committee may by resolution delegate to one or more executive officers (the "Executive Officer") of the Company the authority to grant Awards under the Plan to employees of the Company who, at the time of grant, are not Section 16 Insiders nor Covered Employees; *provided*, *however*, that the authority delegated to the Executive Officer under this Section 3 shall not exceed that of the Committee under the provisions of the Plan and shall be subject to such limitations, in addition to those specified in this Section 3, as may be specified by the Committee at the time of delegation.

4. ELIGIBILITY.

Incentive Stock Options may be granted to any individual who, at the time such Options are granted, is an Employee, including Employees who are also directors of the Company. Other Awards may be granted to Employees and to such other persons as the Committee shall select. Awards may be granted in substitution for outstanding options or equity-based awards of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Company or any subsidiary of the Company. At such point as the Company first becomes subject to the periodic reporting requirements of Section 12 of the Exchange Act, no person shall be eligible to receive in any fiscal year Awards for more than 500,000 shares of Common Stock (subject to adjustment as set forth herein).

5. STOCK.

The Company is authorized to grant up to a total of 9,857,755 shares of the Company's authorized but unissued, or reacquired, Common Stock pursuant to Awards under the Plan; *provided, however,* that the number of shares reserved for issuance under the Plan during each of the Company's fiscal years beginning on January 1, 2003 shall be increased annually by an amount equal to the lesser of (A) four percent (4%) of the Company's outstanding shares at the end of the previous fiscal year, (B) an amount determined by the Board of Directors or (C) 1,500,000 shares. The number of shares with respect to which Awards may be granted hereunder (including the amount of the annual increase described in this Section 5) is subject to adjustment as set forth herein. In the event that any outstanding Award expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised or forfeited portion of such Award may again be subject to an Award granted to the same Awardee or to a different person eligible under Section 4; *provided, however,* that any expired or terminated Awards will be counted against the maximum number of shares with respect to which Awards may be granted to any particular person as set forth in Section 4.

6. TERMS AND CONDITIONS OF OPTIONS.

Each Option granted under the Plan shall be evidenced by an Agreement. Agreements may contain such provisions, not inconsistent with the Plan, as the Committee or Executive Officer, in its discretion, may deem advisable. All Options also shall comply with the following requirements:

(a) Number of Shares and Type of Option.

Each Agreement shall state the number of shares of Common Stock to which it pertains and whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option. In the absence of action to the contrary by the Committee or Executive Officer in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options. The aggregate Fair Market Value (determined at the Date of Grant) of the Common Stock with respect to which the Incentive Stock Options granted to the Optionee and any incentive stock options granted to the Optionee under any other stock option plan of the Company, any Related Corporation or any predecessor corporation are exercisable for the first time by the Optionee during any calendar year shall not exceed $100,000, or such other limit as may be prescribed by the Code. If

(i) an Optionee holds one or more Incentive Stock Options under the Plan (and/or any incentive stock options under any other stock option plan of the Company, any Related Corporation or any predecessor corporation), and

(ii) the aggregate Fair Market Value of the shares of Common Stock with respect to which, during any calendar year, such Options become exercisable for the first time exceeds $100,000 (said value to be determined as provided above),

then such Option or Options are intended to qualify under Section 422 of the Code with respect to the maximum number of such shares as can, in light of the foregoing limitation, be so qualified, with the shares so qualified to be the shares subject to the Option or Options earliest granted to the Optionee. If an Option that would otherwise qualify as an Incentive Stock Option becomes exercisable for the first time in any calendar year for shares of Common Stock that would cause such aggregate Fair Market Value to exceed $100,000, then the portion of the Option in respect of such shares shall be deemed to be a Non-Qualified Stock Option.

(b) Date of Grant.

Each Agreement shall state the Date of Grant.

(c) Option Price.

Each Agreement shall state the price per share of Common Stock at which it is exercisable. The exercise price shall be fixed by the Committee or Executive Officer at whatever price the Committee or Executive Officer may determine in the exercise of its sole discretion; *provided, however,* that the per share exercise price for an Incentive Stock Option shall not be less than the Fair Market Value at the Date of Grant; *provided further*, that with respect to Incentive Stock Options granted to Ten Percent Shareholders of the Company, the per share exercise price shall not be less than 110 percent (110%) of the Fair Market Value at the Date of Grant; and, *provided further*, that Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur.

(d) Duration of Options.

On the Date of Grant, the Committee or Executive Officer shall designate, subject to Section 6(g), the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant in the case of Incentive Stock Options; *provided, however,* that the expiration date of any Incentive Stock Option granted to a Ten Percent Shareholder shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Committee in connection with the grant of an Option, and except in the case of Incentive Stock Options granted to Ten Percent Shareholders, all Options granted under this Section 6 shall expire ten (10) years from the Date of Grant.

(e) Vesting Schedule and Exercisability of Options

No Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified by the Committee or Executive Officer at the time of grant of the Option; *provided, however,* that if no vesting schedule is specified at the time of grant, the Option shall be vested according to the following schedule:

Number of Years of Continuous Employment With the Company Following Grant Date	Portion of Total Option Which Will Become Vested
1	25%
2	50%
3	75%
4	100%

The Committee or Executive Officer may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Company's performance relative to its internal business plan. Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option which is exercisable (in whole or in part) upon the achievement of one or more performance objectives may be exercised only upon completion of the following process: (a) the Optionee must deliver written notice to the Company that the performance objective has been achieved and demonstrating, if necessary, how the objective has been satisfied, (b) within 45 days after receipt of such notice, the Committee will make a good faith determination whether such performance objective has been achieved and deliver written notice to the Optionee detailing the results of such determination; if the Company fails to respond with such 45-day period, then the performance objective shall be presumed to have been achieved and (c) upon receipt of written notice from the Company that the performance objective has been achieved (or upon expiration of such 45-day period without a determination by the Company), the Optionee may exercise the Option; upon receipt of written notice from the Company that the performance objective has not been achieved, the Optionee shall have 15 days to appeal the Company's determination and the Company shall have 15 days after the receipt of such appeal to consider the issues presented by the Optionee and make a determination on the appeal, which determination shall be conclusive and binding on the Optionee.

(f) Acceleration of Vesting.

Except to the extent that such acceleration would render unavailable "pooling of interests" accounting treatment for any reorganization, merger or consolidation of the Company, the vesting of one or more outstanding Options may be accelerated by the Board at such times and in such amounts as it shall determine in its sole discretion.

(g) Term of Option.

Any vested Option granted to an Optionee shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

(i) as designated by (x) the Board in accordance with Section 6(n) hereof or (y) the Committee or the Executive Officer in accordance with Section 6(d) hereof;

(ii) the date of the Optionee's termination of employment or contractual relationship with the Company or any Related Corporation for cause (as determined in the sole discretion of the Committee);

(iii) the expiration of ninety (90) days from the date of the Optionee's termination of employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever other than cause, death or Disability unless the exercise period is extended by the Committee a date not later than the expiration date of the Option;

(iv) the expiration of one year from (A) the date of death of the Optionee or (B) cessation of the Optionee's employment or contractual relationship by reason of Disability unless the exercise period is extended by the Committee until a date not later than the expiration date of the Option; or

(v) any other event specified by the Committee at the time of grant of the Option.

If an Optionee's employment or contractual relationship is terminated by death, any Option granted to the Optionee shall be exercisable only by the person or persons to whom such Optionee's rights under such Option shall pass by the Optionee's will or by the laws of descent and distribution of the state or county of the Optionee's domicile at the time of death. The Committee shall determine whether an Optionee has incurred a Disability on the basis of medical evidence reasonably acceptable to the Committee. Upon making a determination of Disability, the Committee shall, for purposes of the Plan, determine the date of an Optionee's termination of employment or contractual relationship.

Unless accelerated in accordance with Section 6(f), any unvested Option granted to an Optionee shall terminate immediately upon termination of employment of the Optionee by the Company for any reason whatsoever, including death or Disability. For purposes of the Plan, transfer of employment between or among the Company and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Company or any Related Corporation. For purposes of this subsection with respect to Incentive Stock Options, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Committee). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee's re-employment rights are guaranteed by statute or by contract.

(h) Exercise of Options.

If less than all of the shares included in an Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration date with respect to, or the termination of, the Option. No portion of any Option may be exercised for less than one hundred (100) shares (as adjusted pursuant to Section 6(m)); *provided, however,* that if the Option is less than one hundred (100) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued upon exercise of an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

An Option or any portion thereof may be exercised by giving written notice to the Company upon such terms and conditions as the Agreement evidencing the Option may provide and in accordance with such other procedures for the exercise of an Option as the Committee may establish from time to time. Such notice shall be accompanied by payment in the amount of the aggregate exercise price for such shares, which payment shall be in the form specified in Section 6(i). The Company shall not be obligated to issue, transfer or deliver a certificate of Common Stock to the holder of any Option until provision has been made by the holder, to the satisfaction of the Company, for the payment of the aggregate exercise price for all shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise. Options granted to an Optionee are, during the Optionee's lifetime, exercisable only by the Optionee or a transferee who takes title to the Option in the manner permitted by Section 6(k).

(i) Payment upon Exercise of Option.

Upon the exercise of an Option, the Optionee shall pay to the Company the aggregate exercise price therefor in cash, by certified or cashier's check. In addition, such Optionee may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i) by delivering to the Company whole shares of Common Stock then owned by such Optionee, or, subject to the prior approval of the Committee, by the Company withholding whole shares of Common Stock otherwise issuable to the Optionee upon exercise of the Option, which shares of Common Stock received or withheld shall be valued for such purpose at their Fair Market Value on the date of exercise.

(ii) by delivering a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price;

(iii) by any combination of the foregoing methods of payment; or

(iv) by complying with any other payment mechanism, including through the execution of a promissory note, as may be permitted for the issuance of equity securities under applicable securities and other laws and approved by the Committee at the time of exercise.

(j) Rights as a Shareholder.

An Optionee shall have no rights as a shareholder with respect to any shares of Common Stock issuable upon exercise of the Option until such holder becomes a record holder of such shares. Subject to the provisions of Sections 6(m), no rights shall accrue to an Optionee and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date such Optionee becomes a record holder of the shares of Common Stock issuable upon exercise of such Option.

(k) Transfer of Option.

Options granted under the Plan and the rights and privileges conferred by the Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or pursuant to a domestic relations order (as defined in the Code or Title I of the Employment Retirement Income Security Act of 1974 or the rules or regulations thereunder), and shall not be subject to execution, attachment or similar process; *provided, however*, that solely with respect to Non-Qualified Stock Options, the Committee may, in its discretion, authorize all or a portion of the Options to be granted to an Optionee to be on terms which permit transfer by such Optionee to:

(i) Immediate Family Members,

(ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, or

(iii) a partnership in which such Immediate Family Members are the only partners, provided that:

(a) there may be no consideration for any such transfer,

(b) the Agreement evidencing such Options must be approved by Committee, and must expressly provide for transferability in a manner consistent with this Section, and

(c) subsequent transfers of transferred Options shall be prohibited other than by will, by applicable laws of descent and distribution or pursuant to a domestic relations order (as defined in the Code or Title I of the Employment Retirement Income Security Act of 1974 or the rules or regulations thereunder).

Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Section 6(l)(2), the term "Optionee" shall be deemed to refer to the initial transferor. The events of termination of employment of Section 6(g) shall continue to be applied with respect to the original Optionee, following which the options shall be exercisable by the transferee only to the extent, and for the periods, specified in Section 6(g). Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by the Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by the Plan, such Option shall thereupon terminate and become null and void.

(l) Securities Regulation and Tax Withholding.

(i) No shares of Common Stock shall be issued upon exercise of an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange upon which such shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under the Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such shares.

As long as the Common Stock is not registered under the Exchange Act, the Company intends that all offers and sales of Options and shares of Common Stock issuable upon exercise of Options shall be exempt from registration under the provisions of Section 5 of the Securities Act, and the Plan shall be administered in a manner so as to preserve such exemption. The Company also intends that the Plan shall constitute a written compensatory benefit plan, within the meaning of Rule 701(b) promulgated under the Securities Act, and that each Option granted pursuant to the Plan at a time when the Common Stock is not registered under the Exchange Act shall, unless otherwise specified by the Committee at the time the Option is granted or at any time thereafter, be granted in reliance on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 701.

As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the shares of Common Stock issuable upon exercise of the Option are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee also may require such other documentation as it shall, in its discretion, deem necessary from time to time to comply with federal and state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF ANY OPTION OR ANY SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF ANY OPTION.

(ii) The Optionee shall pay to the Company by certified or cashier's check, promptly upon exercise of the Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Committee, in accordance with the applicable rules and regulations, determines to result from the exercise of the Option or from a transfer or other disposition of shares of Common Stock acquired upon exercise of the Option or otherwise related to the Option or shares of Common Stock acquired upon exercise of the Option, which determination by the Committee of the amount due shall be binding upon the Optionee. Upon approval of the Committee, such Optionee may satisfy such obligation by complying with one or more of the following alternatives selected by the Committee:

(a) by delivering to the Company whole shares of Common Stock then owned by such Optionee, or by the Company withholding whole shares of Common Stock otherwise issuable to the Optionee upon exercise of the Option, which shares of Common Stock received or withheld shall have a Fair Market Value on the date of exercise (as determined by the Committee in good faith) equal to the tax obligation to be paid by such Optionee upon such exercise;

(b) by executing appropriate loan documents approved by the Committee by which such Optionee borrows funds from the Company to pay the withholding taxes due under this Section 6(l)(2), with such repayment terms as the Committee shall select;

(c) by any combination of the foregoing methods of payment; or

(d) by complying with any other payment mechanism as may be permitted for the issuance of equity securities under applicable securities and other laws and approved by the Committee from time to time.

(iii) The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of an Option may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal and state securities laws and the withholding provisions of the Code have been met.

(m) Stock Split, Reorganization or Liquidation.

(i) Upon the occurrence of any of the following events, the Committee shall, with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Option, the per share exercise price or both so as to preserve the rights of the Optionee substantially proportionate to the rights of such Optionee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Options, the number of shares available under Section 5 (including the amount of the annual increase in the number of shares reserved for issuance described in Section 5) shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Optionee:

(a) the Company shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations promulgated thereunder;

(b) the Company subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock dividend, stock split, reclassification or otherwise) or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock (by reverse stock split, reclassification or otherwise); or

(c) any other event with substantially the same effect shall occur.

(ii) If the Company shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, or is involved in any recapitalization, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock, or other similar event (including a merger or consolidation other than one that constitutes an Approved Transaction), the Committee may, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Option, the per share exercise price or both so as to preserve the rights of the Optionee substantially proportionate to the rights of such Optionee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Options, the number of shares available under Section 5 of the Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Optionee.

(iii) The foregoing adjustments shall be made by the Committee or by the applicable terms of any assumption or substitution document.

(iv) With respect to the foregoing adjustments, the number of shares subject to an Option shall always be a whole number. The Committee may, if deemed appropriate, provide for a cash payment to any Optionee in connection with any adjustment made pursuant to this Section 6(m).

(v) The grant of an Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

(n) Approved Transactions; Control Purchase.

In the event of any Approved Transaction or Control Purchase, if so provided for in the Agreement representing such Option, an Option may become exercisable in full in respect of the aggregate number of shares thereunder effective upon the Control Purchase or immediately prior to consummation of the Approved Transaction. In the case of an Approved Transaction, the Company shall provide notice of the pendency of the Approved Transaction at least fifteen (15) days prior to the expected date of consummation thereof to each Optionee entitled to acceleration. Each such Optionee shall thereupon be entitled to exercise the vested portion of the Option at any time prior to consummation of the Approved Transaction or immediately following the Control Purchase. Any such exercise shall be contingent on such consummation.

Following consummation of the Approved Transaction or Control Purchase, and until such Option is terminated pursuant to Section 6(g) hereof, any vested portion of Options that are not exercised shall remain exercisable, and any unvested portions of any Options shall remain in effect and continue to vest in accordance with the vesting schedule specified at the time of grant, and upon such vesting shall become exercisable. Notwithstanding the foregoing, in its reasonable discretion, the Board may determine that any or all outstanding Options that are unvested at the time of, or are not exercised upon consummation of, the Approved Transaction or Control Purchase shall thereafter terminate, provided that, in making such determination, the Board shall consider the best interests of the Optionees, the Company and its shareholders, and will make such determination only if the action to be taken, in the opinion of the Board, is appropriate in light of the circumstances under which such determination is made.

Moreover, except to the extent that such determination would render unavailable "pooling of interests" accounting treatment for any reorganization, merger or consolidation of the Company, the Board may take, or make effective provision for the taking of, such action as in the opinion of the Board is equitable and appropriate in order to substitute new stock options for any or all outstanding Options that do not become exercisable on an accelerated basis, or to assume such Options (which assumption may be effected by any means determined by the Board, in its discretion, including, but not limited to, by a cash payment to each Optionee, in cancellation of the Options held by him or her, of such amount as the Board determines, in its sole discretion, represents the then value of the Options) and in order to make such new stock options or assumed Options, as nearly as practicable, equivalent to the old Options, taking into account, to the extent applicable, the kind and amount of securities, cash or other assets into or for which the Common Stock may be changed, converted or exchanged in connection with the Approved Transaction.

7. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

(a) Award of Stock Appreciation Rights.

Stock appreciation rights ("SARs") may be granted to eligible participants, either on a free-standing basis (without regard to or in addition to the grant of an Option) or on a tandem basis (related to the grant of an underlying Option). SARs granted in tandem with or in addition to an Option may be granted either at the same time as the Option or at a later time; provided, however, that a tandem SAR shall not be granted with respect to any outstanding Incentive Stock Option without the consent of the Awardee. SARs shall be evidenced by Agreements stating the number of shares of Common Stock subject to the SAR evidenced thereby and the terms and conditions of such SAR. In no event shall a SAR be exercisable more than ten years from the date it is granted. The Awardee shall have none of the rights of a shareholder of the Company with respect to any shares of Common Stock represented by a SAR.

(b) Restrictions of Tandem SARs.

No Incentive Stock Option may be surrendered in connection with the exercise of a tandem SAR unless the Fair Market Value of the Common Stock subject to the Incentive Stock Option is greater than the exercise price for such Incentive Stock Option. SARs granted in tandem with Options shall be exercisable only to the same extent and subject to the same conditions as the Options related thereto are exercisable. Additional conditions to the exercise of any such tandem SAR may be prescribed.

(c) Amount of Payment Upon Exercise of SARs.

A SAR shall entitle the Awardee to receive, subject to the provisions of the Plan and the applicable Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one share of Common Stock over (B) the base price per share specified in the applicable Agreement, times (ii) the number of shares specified by the SAR, or portion thereof, which is exercised. In the case of exercise of a tandem SAR, such payment shall be made in exchange for the surrender of the unexercised related Option (or any portion or portions thereof which the Awardee from time to time determines to surrender for this purpose).

(d) Form of Payment Upon Exercise of SARs.

Payment by the Company of the amount receivable upon any exercise of a SAR may be made by the delivery of Common Stock or cash, or any combination of Common Stock and cash, as determined in the sole discretion of the Committee from time to time. If upon settlement of the exercise of a SAR an Awardee is to receive a portion of such payment in shares of Common Stock, the number of shares shall be determined by dividing such portion by the Fair Market Value of a share of Common Stock on the exercise date. No fractional shares shall be used for such payment and the Committee shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.

8. RESTRICTED STOCK AWARDS.

(a) Nature of Restricted Stock Awards.

A Restricted Stock Award is an Award pursuant to which the Company may, in its sole discretion, grant or sell, at such purchase price as determined by the Committee, in its sole discretion, shares of Common Stock subject to such restrictions and conditions as the Committee may determine at the time of grant ("Restricted Stock"), which purchase price shall be payable in cash or other form of consideration acceptable to the Committee. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Agreement shall be determined by the Committee, and such terms and conditions may differ among individual Awards and Awardees.

(b) Rights as a Shareholder.

Upon execution of an Agreement setting forth the Restricted Stock Award and payment of any applicable purchase price, an Awardee shall have the rights of a shareholder with respect to the voting of the Restricted Stock, subject to such conditions contained in the applicable Agreement. Unless the Committee shall otherwise determine, certificates evidencing the Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 8(d) below, and the Awardee shall be required, as a condition of the grant, to deliver to the Company a stock power endorsed in blank.

(c) Restrictions.

Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the applicable Agreement. If an Awardee's employment (or other service relationship) with the Company terminates under the conditions specified in the applicable Agreement, or upon such other event or events as may be stated in the applicable Agreement, the Company or its assigns shall have the right or shall agree, as may be specified in the applicable Agreement, to repurchase some or all of the shares of Common Stock subject to the Award at such purchase price as is set forth in such instrument.

(d) Vesting of Restricted Stock.

The Committee at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which Restricted Stock shall become vested, subject to such further rights of the Company or its assigns as may be specified in the applicable Agreement.

(e) Waiver, Deferral and Reinvestment of Dividends.

The Restricted Stock Award Agreement may require or permit the immediate payment, waiver, deferral or investment of dividends paid on the Restricted Stock.

9. UNRESTRICTED STOCK AWARDS.

(a) Grant or Sale of Unrestricted Stock.

The Committee may, in its sole discretion, grant (or sell at a purchase price determined by the Committee) an Unrestricted Stock Award to any Awardee, pursuant to which such Awardee may receive shares of Common Stock free of any vesting restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such individual.

(b) Elections to Receive Unrestricted Stock In Lieu of Compensation.

Upon the request of an Awardee and with the consent of the Committee, each such Awardee may, pursuant to an advance written election delivered to the Company no later than the date specified by the Committee, receive a portion of the cash compensation otherwise due to such Awardee in the form of shares of Unrestricted Stock either currently or on a deferred basis.

(c) Restrictions on Transfers.

The right to receive shares of Unrestricted Stock on a deferred basis may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution.

10. SECURITIES REGULATION AND TAX WITHHOLDING.

(a) No shares of Common Stock shall be issued upon exercise of an Award unless the exercise of such Award and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange upon which such shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under the Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such shares.

As long as the Common Stock is not registered under the Exchange Act, the Company intends that all offers and sales of Awards and shares of Common Stock issuable upon exercise of Awards shall be exempt from registration under the provisions of Section 5 of the Securities Act, and the Plan shall be administered in a manner so as to preserve such exemption. The Company also intends that the Plan shall constitute a written compensatory benefit plan, within the meaning of Rule 701(b) promulgated under the Securities Act, and that each Award granted pursuant to the Plan at a time when the Common Stock is not registered under the Exchange Act shall, unless otherwise specified by the Committee at the time the Award is granted or at any time thereafter, be granted in reliance on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 701.

As a condition to the exercise of an Award, the Committee may require the Awardee to represent and warrant in writing at the time of such exercise that the shares of Common Stock issuable upon exercise of the Award are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee also may require such other documentation as it shall, in its discretion, deem necessary from time to time to comply with federal and state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF ANY AWARD OR ANY SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF ANY AWARD.

(b) The Awardee shall pay to the Company by certified or cashier's check, promptly upon exercise of the Award or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Committee, in accordance with the applicable rules and regulations, determines to result from the exercise of the Award or from a transfer or other disposition of shares of Common Stock acquired upon exercise of the Award or otherwise related to the Award or shares of Common Stock acquired upon exercise of the Award, which determination by the Committee of the amount due shall be binding upon the Awardee. Upon approval of the Committee, such Awardee may satisfy such obligation by complying with one or more of the following alternatives selected by the Committee:

(i) by delivering to the Company whole shares of Common Stock then owned by such Awardee, or by the Company withholding whole shares of Common Stock otherwise issuable to the Awardee upon exercise of the Award, which shares of Common Stock received or withheld shall have a Fair Market Value on the date of exercise (as determined by the Committee in good faith) equal to the tax obligation to be paid by such Awardee upon such exercise;

(ii) by executing appropriate loan documents approved by the Committee by which such Awardee borrows funds from the Company to pay the withholding taxes due under this Section 10, with such repayment terms as the Committee shall select;

(iii) by any combination of the foregoing methods of payment; or

(iv) by complying with any other payment mechanism as may be permitted for the issuance of equity securities under applicable securities and other laws and approved by the Committee from time to time.

(c) The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of an Award may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal and state securities laws and the withholding provisions of the Code have been met.

11. STOCK SPLIT, REORGANIZATION OR LIQUIDATION.

(a) Upon the occurrence of any of the following events, the Committee shall, with respect to each outstanding Award, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Award, the per share exercise price or both so as to preserve the rights of the Awardee substantially proportionate to the rights of such Awardee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Awards, the number of shares available under Section 5 (including the amount of the annual increase in the number of shares reserved for issuance described in Section 5) shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Awardee:

(i) the Company shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations promulgated thereunder;

(ii) the Company subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock dividend, stock split, reclassification or otherwise) or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock (by reverse stock split, reclassification or otherwise); or

(iii) any other event with substantially the same effect shall occur.

(b) If the Company shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, or is involved in any recapitalization, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock, or other similar event (including a merger or consolidation other than one that constitutes an Approved Transaction), the Committee may, in the exercise of its sole discretion and with respect to each outstanding Award, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Award, the per share exercise price or both so as to preserve the rights of the Awardee substantially proportionate to the rights of such Awardee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Awards, the number of shares available under Section 5 of the Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Awardee.

(c) The foregoing adjustments shall be made by the Committee or by the applicable terms of any assumption or substitution document.

(d) With respect to the foregoing adjustments, the number of shares subject to an Award shall always be a whole number. The Committee may, if deemed appropriate, provide for a cash payment to any Awardee in connection with any adjustment made pursuant to this Section 11.

(e) The grant of an Award shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

12. APPROVED TRANSACTIONS; CONTROL PURCHASE.

In the event of any Approved Transaction or Control Purchase, if so provided for in the Agreement representing such Award, an Award may become exercisable in full in respect of the aggregate number of shares thereunder effective upon the Control Purchase or immediately prior to consummation of the Approved Transaction. In the case of an Approved Transaction, the Company shall provide notice of the pendency of the Approved Transaction at least fifteen (15) days prior to the expected date of consummation thereof to each Awardee entitled to acceleration. Each such Awardee shall thereupon be entitled to exercise the vested portion of the Award at any time prior to consummation of the Approved Transaction or immediately following the Control Purchase. Any such exercise shall be contingent on such consummation.

Following consummation of the Approved Transaction or Control Purchase, and until such Award is terminated, any vested portion of Awards that are not exercised shall remain exercisable, and any unvested portions of any Awards shall remain in effect and continue to vest in accordance with the vesting schedule specified at the time of grant, and upon such vesting shall become exercisable. Notwithstanding the foregoing, in its reasonable discretion, the Board may determine that any or all outstanding Awards that are unvested at the time of, or are not exercised upon consummation of, the Approved Transaction or Control Purchase shall thereafter terminate, provided that, in making such determination, the Board shall consider the best interests of the Awardees, the Company and its shareholders, and will make such determination only if the action to be taken, in the opinion of the Board, is appropriate in light of the circumstances under which such determination is made.

Moreover, except to the extent that such determination would render unavailable "pooling of interests" accounting treatment for any reorganization, merger or consolidation of the Company, the

Board may take, or make effective provision for the taking of, such action as in the opinion of the Board is equitable and appropriate in order to substitute new awards for any or all outstanding Awards that do not become exercisable on an accelerated basis, or to assume such Awards (which assumption may be effected by any means determined by the Board, in its discretion, including, but not limited to, by a cash payment to each Awardee, in cancellation of the Awards held by him or her, of such amount as the Board determines, in its sole discretion, represents the then value of the Awards) and in order to make such new stock options or assumed Awards, as nearly as practicable, equivalent to the old Awards, taking into account, to the extent applicable, the kind and amount of securities, cash or other assets into or for which the Common Stock may be changed, converted or exchanged in connection with the Approved Transaction.

13. EFFECTIVE DATE; TERM.

The Plan shall be effective at the time specified in the resolutions of the Board adopting the Plan (the "Effective Date"). Awards may be granted by the Committee or Executive Officer from time to time thereafter until the tenth anniversary of the Effective Date. Termination of the Plan shall not terminate any Award granted prior to such termination. Issuance of Non-Qualified Stock Options under the Plan shall be subject to the requirement of RCW 21.20.310(10) that the Administrator of Securities of the Department of Financial Institutions of the State of Washington be provided with notification of the adoption of the Plan. No Non-Qualified Stock Option shall be granted hereunder until this notification requirement has been satisfied. Issuance of Incentive Stock Options under the Plan within twelve (12) months after the Effective Date shall be subject to the approval of the Plan by the shareholders of the Company at a duly held meeting of shareholders at which a majority of all outstanding voting stock of the Company is represented in person or by proxy. The approval required shall be a majority of the votes cast on the proposal to approve the Plan. Such approval may also be provided pursuant to a written consent in lieu of such meeting. No Incentive Stock Option granted hereunder shall be exercisable until this approval requirement has been satisfied. If this requirement is not satisfied within twelve (12) months after the Effective Date, then, notwithstanding any contrary provision in the Plan (a) no Incentive Stock Options may thereafter be granted under the Plan, and (b) each Incentive Stock Option granted under the Plan prior thereto shall automatically be deemed to be a Non-Qualified Stock Option (except to the extent the Agreement evidencing the Option expressly provides otherwise).

14. NO OBLIGATIONS TO EXERCISE AWARD.

The grant of an Award shall impose no obligation upon the Awardee to exercise such Award.

15. NO RIGHT TO AWARDS OR TO EMPLOYMENT.

Whether or not any Awards are to be granted under the Plan shall be exclusively within the discretion of the Committee, and nothing contained in the Plan shall be construed as giving any person any right to participate under the Plan. The grant of an Award to any Awardee shall in no way constitute any form of agreement or understanding binding on the Company or any Related Corporation, express or implied, that the Company or such Related Corporation will employ or contract with such Awardee for any length of time, nor shall it interfere in any way with the Company's or, where applicable, a Related Corporation's right to terminate such Awardee's employment at any time, which right is hereby reserved.

16. APPLICATION OF FUNDS.

The proceeds received by the Company from the sale of Common Stock issued upon the exercise of Awards shall be used for general corporate purposes, unless otherwise directed by the Board.

17. INDEMNIFICATION OF COMMITTEE.

In addition to all other rights of indemnification they may have by virtue of being a member of the Board or an executive officer of the Company, members of the Committee and the Executive Officer shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Plan or any Award granted under the Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member or Executive Officer is liable for willful misconduct; *provided, however,* that within fifteen (15) days after the institution of any such action, suit or proceeding, the Committee member or Executive Officer involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same.

18. SHAREHOLDERS AGREEMENT.

Unless the Agreement evidencing an Award expressly provides otherwise, each Awardee may be required, as a condition to the issuance of any shares of Common Stock that such Awardee acquires upon the exercise of the Award, to execute and deliver to the Company a shareholders agreement in such form as may be required by the Company at the time of such exercise, or a counterpart thereof, together with, unless the Awardee is unmarried, a spousal consent in the form required thereby, unless the Awardee has previously executed and delivered such documents and they are in effect at the time of exercise and apply by their terms to the shares to be issued.

19. SEPARABILITY.

With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, such provision shall be deemed to be incorporated herein with the same force and effect as if such provision had been set out in full herein; *provided*, *however*, that to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, the Option, to that extent, shall be deemed to be a Non-Qualified Stock Option for all purposes of the Plan.

20. NON-EXCLUSIVITY OF THE PLAN.

Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options and the awarding of stock and cash otherwise than pursuant to the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

21. EXCLUSION FROM PENSION AND PROFIT-SHARING COMPUTATION.

By acceptance of an Award, unless otherwise provided in the Agreement evidencing the Award, the Awardee with respect to such Award shall be deemed to have agreed that the Award is special incentive compensation that will not be taken into account, in any manner, as salary, compensation or bonus in determining the amount of any payment or other benefit under any pension, retirement or other employee benefit plan, program or policy of the Company or any of its affiliates.

22. AMENDMENT OF PLAN.

The Board may, at any time, modify, amend or terminate the Plan or modify or amend any Award granted pursuant to the Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; *provided, however*, that no amendment with respect to an outstanding Award which has the effect of reducing the benefits afforded to the Awardee shall be made over the objection of such Awardee; *further provided*, that the events triggering acceleration of vesting of an outstanding Award may be modified, expanded or eliminated without the consent of the Awardee. The Board may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Committee may consider necessary for the Company to comply with or to avail the Company, the Awardees or both of the benefits of any securities, tax, market listing or other administrative or regulatory requirement which the Board determines to be desirable. Without limiting the generality of the foregoing, the Board may modify grants to persons who are eligible to receive Awards under the Plan who are foreign nationals or employed outside the United States to recognize differences in local law, tax policy or custom.

Date Amended and Restated Plan was Approved by Board of Directors of Company:	January 29, 1998
Date Amended and Restated Plan was Approved by Shareholders of Company:	January 29, 1998
As Amended by the Board of Directors and Shareholders of the Company:	August 31, 1999 May 2, 2000 April 29, 2003 May 12, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**

Commission file number 000-27687

BSQUARE CORPORATION

(Exact name of registrant as specified in its charter)

Washington	**91-1650880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

110 110th Avenue NE, Suite 200, Bellevue, Washington 98004
(Address of principal executive offices)

(425) 519-5900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of June 30, 2004: $27,258,017.

Number of shares of common stock outstanding as of February 28, 2005: 38,141,379

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be delivered to shareholders in connection with the annual meeting of shareholders to be held on May 12, 2005 are incorporated by reference into Part III of this Form 10-K.

BSQUARE CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. When used in this Form 10-K and elsewhere, the words "believes," "plans," "estimates," "intends," "anticipates," "seeks" and "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Accordingly, actual results may differ materially from those anticipated or expressed in such statements as a result of a variety of factors, including those set forth under "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

- The development of the smart device market and our ability to address its opportunities and challenges;
- The emergence of Windows CE, Windows XP Embedded, Pocket PC and Smartphone as operating systems of choice for many smart device hardware and software applications vendors;
- Our business plan, its advantages and our strategy for implementing our plan;
- Our ability to expand our strategic relationships with hardware and software vendors;
- Our ability to maintain our relationship with Microsoft Corporation (Microsoft);
- Our ability to address challenges and opportunities in the international marketplace;
- Our ability to develop our technology and expand our proprietary software and service offerings; and
- Our anticipated working capital and capital expenditure requirements, including our ability to meet our anticipated cash needs.

Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in this and other reports or documents that we file from time to time with the Securities and Exchange Commission (SEC).

BUSINESS

Overview

As used in this Annual Report on Form 10-K, "we", "us" and "our" refer to BSQUARE Corporation. We provide software and engineering service offerings to the smart device marketplace. A smart device is a dedicated purpose computing device that typically has the ability to display information, runs an operating system (e.g., Microsoft® Windows® CE .NET) and may be connected to a network via a wired or wireless connection. Examples of smart devices that we target include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, personal digital assistants (PDAs), personal media players and smartphones.

We provide our own proprietary software, third-party software and engineering service solutions to smart device makers. Our smart device products and services are focused on devices running customized embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE .NET, Windows XP Embedded and Windows Mobile™ for Pocket PC and Smartphone.

We were incorporated in the State of Washington in July 1994. Our principal office is located at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, and our telephone number is (425) 519-5900.

Industry Background

The increasing need for connectivity among both business and consumer users is driving demand for easy-to-use, cost-effective and customizable methods of electronic communication. Although the PC has been the traditional means of electronically connecting suppliers, partners and customers, the benefits of "smart devices" have led to their rapid adoption as a new class of powerful technology.

Smart devices are particularly attractive to businesses and consumers because they are often less expensive than desktop and laptop computers; have adaptable configurations, including size, weight and shape; and are able to support a variety of customized applications and user interfaces that can be designed for specific tasks. These devices also are typically compatible with existing business information systems.

The smart device industry is characterized by a wide variety of hardware configurations and end-user applications, often designed to address a specific vertical market. To accommodate these diverse characteristics in a cost-effective manner, original equipment manufacturers (OEMs) and original design manufacturers (ODMs) require operating systems that can be integrated with a diverse set of smart devices and can support an expanding range of industry-specific functionality, content and applications. The Microsoft Windows family of operating systems—specifically Windows CE .NET, Windows XP Embedded and Windows Mobile technologies—helps satisfy these requirements because it leverages the existing industry-wide base of Microsoft Windows developers and technology standards, can be customized to operate across a variety of smart devices and integrate with existing information systems, offers Internet connectivity, and reduces systems requirements compared to traditional PC operating systems.

The smart device marketplace is being influenced by the following factors:

- A growing macro economy and increase in IT spending has influenced new project starts. Many retailers, for example, which avoided major infrastructure investments over the past few years are now investing in upgrading their point-of-sale (POS) systems and back-end infrastructure;
- The ubiquity of cellular and WLAN wireless networks is driving rapid adoption of smart devices that leverage broadband and high-speed wireless data networks, including Internet Protocol (IP) set-top boxes, voice-over-IP (VoIP) phones, residential gateways, and home networking solutions linking smart devices with PCs;
- The baseline expectation for device functionality continues to grow. Users of smart devices expect to be able to access email and the Internet and synchronize their devices with corporate data sources. Microsoft operating systems are already well positioned to leverage this trend with built-in synchronization capabilities, access to Exchange email servers, and similar functionality;
- Security is becoming a primary issue as devices are able to access the network and locally store sensitive information such as email, spreadsheets and other documents. Users are demanding that these types of information be protected in the same ways they are protected on the desktop; and
- Higher bandwidth networks coupled with the larger displays and increased processing power found on new devices means that more multi-media content will be available to devices—increasing demand for digital rights management, content management and related technologies.

Software and Service Solutions for Smart Device Makers

We have been providing software and engineering service solutions to the smart device marketplace since our inception and are considered a leader in our field. Our customers include world class OEMs and ODMs, device component suppliers such as silicon vendors (SVs) and peripheral vendors and enterprises with customized device needs such as retailers and field service organizations. The software and services we provide our customers are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Representative customer relationships in 2004 included:

- The Motorola WLAN Subscriber group engaged us to assist in the development and testing of the CN620 mobile office phone, a converged WAN/VoIP phone;
- Texas Instruments Incorporated (Texas Instruments) engaged us to assist in the development of a series of Board Support packages in support of various Texas Instruments OMAP processors;
- Advanced Micro Devices, Inc. (AMD) engaged us to create a Board Support Package for AMD's Alchemy line of microprocessors;
- Sharp Microelectronics of the Americas (Sharp) engaged us to create a series of Board Support Packages and other technology components for Sharp hardware reference designs;
- A large Asian OEM engaged us to assist in the development of a new line of Pocket PC based handheld devices;
- We worked with a large North American OEM to develop several Windows CE-based platforms and applications aimed at automotive applications;
- Over 75 OEMs and SVs—including Dell, Inc., Hewlett-Packard Company (HP), Intel Corporation, Matsushita Electric Works (MEW), Motorola, Inc., Sharp Electronics Corp., Texas Instruments, Symbol Technologies, Inc. and Toshiba America, Inc.—licensed our SDIO *Now!* technology in 2004 or prior for integration into their smart devices;
- We worked with several Taiwanese ODMs to assist them in creating Pocket PC and Windows CE-based handheld and tablet devices; and
- Major North American OEMs licensed Microsoft Embedded toolkits and operating systems for incorporation into their products.

We offer a range of software products to our customers for the development and deployment of smart devices, including both those of third parties and our own proprietary software products, and engineering service offerings. Our goal is to increase the breadth and depth of our software and engineering service offerings to smart device customers to enhance our position as an overall solutions provider.

Third-Party Software Products

We have multiple license and distribution agreements with third-party software vendors. Our ability to resell these third-party software products, as stand-alone products or in conjunction with our own proprietary software and engineering service offerings, provides our customers with a significant source for their smart device project needs. Our third-party software offerings involve the following relationships:

- We are a Microsoft authorized Value-Added Provider (VAP) of Windows Embedded operating systems (OS) and toolkits for Windows CE.NET, Windows XP/NT Embedded, Windows XP Professional with Embedded Restriction, Windows XP Embedded for Point of Sale and Microsoft "Classic" operating systems with Embedded restrictions, including DOS and Windows 98/2000/ME/NT. The majority of our software revenue in 2004 was earned through the resale of Microsoft Embedded operating systems; and

- We sub-license and resell other third-party software such as the Esmertec Jeode Java Virtual Machine (JVM) under our JEM-CE™ brand name, the Sygate Technologies, Inc. Personal Firewall, Datalight Inc.'s FlashFX and Reliance products.

Proprietary Software Products

Our proprietary software offerings include:

- SDIO *Now!*—SDIO (Secure Digital Input Output) is an industry standard format that allows very small form-factor peripheral and memory cards to be used with smart devices. Our SDIO *Now!* solution has become the industry standard software development kit used by OEMs, SVs and others who are creating SDIO solutions for smart devices running Microsoft Windows CE, Pocket PC and Smartphone operating systems. There are currently over 75 licensees of our SDIO technology.

  We released an updated version of SDIO software, SDIO *Now!* 2.0, in the fourth quarter of 2004 in response to customer demand and the changing technology landscape affecting SD technology. The new functionality includes features requested by licensees such as support for the SD Card Association's SDIO 1.1 specification, the Intel PXA27x processor's native SDIO controller, substantial performance enhancements, support for Windows CE 5.0 and Microsoft's next generation Windows Mobile platform, and other capabilities.

  Microsoft has incorporated our SDIO *Now!* v1.0 technology into its CE 5.0 operating system released in 2004 and will also incorporate our SDIO *Now!* v1.0 technology into releases of next generation Windows Mobile operating systems in mid-2005. While the SDIO *Now!* 2.0 version of software has functionality and performance enhancements not found in the SDIO *Now!* v1.0, there can be no assurance that the inclusion of the SDIO *Now!* v1.0 software in the base Microsoft operating system will not have a detrimental effect on sales of the SDIO *Now!* v2.0 software in the future;

- Universal serial bus (USB) interfaces;

- A suite of productivity applications for CE.NET based devices including bFax, bFile, and bBackup; and

- Board Support Packages (BSPs) for AMD, Sharp and Texas Instruments hardware reference designs. BSPs are comprised of low-level software that "glues" the operating system, such as Windows CE .NET, to the hardware. We have created BSPs for a variety of SV hardware reference designs. Our customers license these BSPs from us and often utilize our engineering services to customize and test these board support packages in conjunction with their custom hardware.

Revenue from software sold to smart device makers was $28.4 million, $28.2 million, and $19.5 million in 2004, 2003 and 2002, respectively, representing 73%, 75%, and 52% of total revenue in each of those years, respectively. Of these amounts, 90%, 89%, and 82% in 2004, 2003 and 2002, respectively, was generated through the resale of third-party software products. Resale of Microsoft Embedded operating systems and related products accounted for substantially all of our third-party software revenue.

Engineering Service Offerings

We provide Windows Embedded and Windows Mobile smart device makers with consulting and engineering services that are comprehensive yet highly customized. Our service offerings include:

- Device solution strategy consulting;

- Software and hardware design and development services;

- Systems integration;

- Application development;
- Quality assurance;
- Customer technical support; and
- Platform development training.

Customers utilize our engineering service offerings because our deep experience with Windows Embedded operating systems typically results in shorter development cycles and reduced time to market, lower overall costs to complete projects, and product robustness and features the customer may have been unable to achieve through other means.

Revenue from engineering services sold and delivered to smart device makers was $10.6 million, $9.4 million, and $18.0 million in 2004, 2003 and 2002, respectively, representing 27%, 25%, and 48% of total revenue in each of those years, respectively. Revenue from our discontinued Microsoft tools consulting business, which included service provided directly to Microsoft as well as other customers, was $460,000, $974,000, and $9.2 million in 2004, 2003 and 2002, respectively. The Microsoft tools consulting revenue recognized in 2004 relates to the amortization of previously signed support contracts. We are not actively providing tools consulting services to Microsoft or any other customers.

Strategy

Our strategy is to continue to enhance our position as a leading provider of smart device solutions. To advance this strategy, we intend to focus on the following areas:

- Enhance our proprietary software product portfolio to generate additional revenue, particularly higher margin revenue, which will have the added benefit of increasing opportunities to sell additional BSQUARE services and Microsoft Embedded operating systems to our customers;
- Provide our North American customers of Windows Embedded operating systems with additional product offerings as they become available from Microsoft. For example, in early 2005, Microsoft made available to its authorized distributors the Window Embedded Point of Sale operating system which is targeted at retail and point-of-sale customers as well as Windows XP Professional with Embedded Restrictions for embedded customers whose needs are more suited to the full-version of Windows XP Professional;
- Expand our engineering service offerings by adding new packaged engineering services, training and custom consulting offerings;
- Leverage the significant number of customers gained through our resale of Microsoft Embedded operating systems by selling these customers additional software and service offerings. In each quarter, the Company typically sells Microsoft Embedded operating systems to approximately 250 to 300 unique customers. Today, very few of these customers purchase service or software offerings other than the core Microsoft Embedded operating systems; and
- Increase the percentage of sales derived from our international customers, particularly by focusing on growing sales through our Taiwan subsidiary.

A key element of our strategy is the expansion of our proprietary products that we license to our smart device customers. We believe that the continuing complexity and demands of device development will require our customers to seek out companies that are able to provide more complete device solutions that can be quickly customized and brought to market.

During 2004 we announced our intention to devote additional resources toward creating additional proprietary products, as well as our intention to look for partnerships and acquisitions that we believe will further our product strategy. We are continuing to execute and evolve our product strategy, and during 2005 we expect to begin introducing additional products resulting from that strategy.

Relationship with Microsoft and Impact on our Smart Device Solutions Business

We have a long-standing relationship with Microsoft and this relationship is critical to the continuing success of our business. Our credentials as a Microsoft partner include:

- We are one of Microsoft's largest distributors of embedded operating systems worldwide;
- We are a Windows Embedded Gold-Level Systems Integrator;
- We are a provider of Microsoft Official Curriculum Training for Windows CE and Windows XP Embedded;
- We are a member of the Microsoft Mobile Partner Program (MPAC) and a leading Systems Integration provider for Smartphone and Pocket PC;
- We are a Premier partner in Microsoft's Porting Program, providing Windows CE software support for semiconductor manufacturers;
- We are a Preferred Provider of Visual Tools to Microsoft;
- We are a Gold-Level member of Microsoft's Third Party Tools Provider Program;
- We are an authorized Microsoft Windows CE for Automotive Solutions Integrator; and
- We have been engaged by Microsoft on various service engagements.

We work closely with Microsoft executives, developers, and product managers. We leverage these relationships in a variety of ways, including:

- We gain early access to new Microsoft embedded software and other technologies;
- We are able to leverage co-marketing resources from Microsoft, including market development funds, to support our own marketing and sales efforts;
- We participate in Microsoft-sponsored trade shows, seminars, and other events;
- We receive sales leads from Microsoft that enable us to sell our smart device software and service solutions;
- We receive certain rebates based upon our demand generation activities, training, and licensing sales volume; and
- We participate in Windows Embedded and Windows Mobile design reviews, enabling early access to product roadmap information wherein we provide important technical and customer feedback.

Customers

Customers of our smart device software and engineering service offerings include leading OEMs, ODMs, enterprises, SVs and peripheral vendors seeking to leverage the benefits of embedded Windows-based operating systems to develop high-quality, full-featured smart devices that meet the requirements of numerous end-markets. In 2004, the largest customer of our smart device software and service offerings was Cardinal Healthcare Systems. Substantially all of our sales to Cardinal Healthcare Systems in 2004 were of Microsoft Embedded operating systems. On March 4, 2005, we were notified by Cardinal Healthcare Systems that they would begin purchasing from one of our competitors and discontinue purchasing from us no later than the second quarter of 2005. Cardinal Healthcare Systems represented 19%, or $7.4 million, of our total revenue and 26% of our total software revenue in 2004. Cardinal Healthcare Systems also represented 7%, or $590,000, of our total gross profit for this same period. There were no other customers accounting for more than 10% of total revenue in 2004. Other representative customers include Microsoft, HP, Motorola, HTC Corporation, Compal Electronics, Inc., MiTAC International Corp., Texas Instruments, Sharp, Hitachi Ltd., and AMD.

Sales and Marketing

We market our smart device software and engineering services to OEMs, ODMs, enterprises, SVs and peripheral vendors through our direct sales force located in the United States and in Taipei, Taiwan. We do not make significant use of resellers, channel partners, representative agents or other indirect channels.

Key elements of our sales and marketing strategy include direct marketing, advertising, event marketing, public relations, customer and strategic alliance partner co-marketing programs and a comprehensive website. We rely significantly on lead referral and other marketing support programs from strategic partners, particularly Microsoft.

Research and Development

Our research and development teams are responsible for the design, development and release of our software products. Members of our research and development staff work closely with our sales and marketing departments, as well as with our customers and potential customers, to better understand market needs and requirements. We perform our research and development utilizing our engineering staff in Bellevue, Washington, as well as Taipei, Taiwan.

Competition

We face competition primarily from the following:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and our engineering services;
- Domestic engineering service firms such as Vibren and Intrinsyc;
- Off-shore development companies, particularly those focused on the North American marketplace;
- Contract manufacturers who are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Ardence, Arrow and Avnet. Larger customers of Microsoft Embedded operating systems are typically knowledgeable of the competing distributors in the North American market and, consequently, will often put large orders out to bid amongst the distributors, which can create margin pressure and make it difficult to maintain long-term relationships with customers who purchase only Microsoft Embedded operating systems from us. As an example, on March 4, 2005, we were notified by our largest customer of Microsoft Embedded operating systems, Cardinal Healthcare Systems, that they would begin purchasing from one of our competitors and discontinue purchasing from us no later than the second quarter of 2005. Cardinal Healthcare Systems accounted for 19% of our total revenue in 2004.

As we develop new offerings, particularly our own proprietary software products, we may begin competing with companies with which we have not previously competed. We have observed, for example, that at least one large contract manufacturer, Flextronics, has been acquiring embedded software expertise in order to enhance its manufacturing services offerings. We compete principally on the basis of the breadth of our product and service offerings, the depth of our technical experience, the quality of our products and professional engineering services, and the strength of our strategic partner relationships. Particularly in the areas of professional engineering service and the resale of Microsoft Embedded operating systems, price has become an increasingly important competitive factor.

International Operations

Historically, we have had multiple operational presences outside the United States, but we have scaled back our foreign operations in recent years. During 2004, our international operations consisted principally of a subsidiary and operations in Taipei, Taiwan. Because our OEM Distribution Agreement with Microsoft restricts our resale of Microsoft Embedded operating systems to North America, including Mexico, our foreign operations have traditionally focused on the sale of our own proprietary software products, particularly SDIO *Now!*, and professional engineering services. In the fourth quarter of 2003, we began the closure of our Tokyo, Japan operation, which was completed in early 2004.

Personnel

As of February 28, 2005, we had 110 employees, including 58 employees in professional engineering services, 6 employees in research and product development, and 46 employees in sales, marketing and administrative services. Of these employees, 104 are located in the United States and 6 are located in Taiwan. In addition, from time to time, we employ temporary employees and consultants.

The following highlights the number of employees by area:

	December 31,		
	2004	2003	2002
Professional Engineering Services	59	65	84
Research and Product Development	7	32	68
Sales, Marketing and Administrative	48	51	70
Total	114	148	222

Intellectual Property and Other Proprietary Rights

Our intellectual property is critical to our success. In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and contractual arrangements. There can, however, be no assurance that our efforts will be effective to prevent misappropriation of our intellectual property, or to prevent the development and design by others of products or technologies similar to, or competitive with those developed by us.

Additionally, because a significant portion of our revenue relates to the resale of third-party software products, we are also reliant on our partners, particularly Microsoft, to appropriately protect their own intellectual property.

We currently have a number of pending U.S. and international patent applications. We have 14 issued patents worldwide and a number of registered trademarks. We will continue to pursue appropriate protections for our intellectual property.

Acquisitions

Infogation Corporation

On March 13, 2002, we acquired all of the issued and outstanding shares of Infogation Corporation, a developer of on-board and handheld vehicle navigation systems (telematics), for total consideration of $8.7 million, including 1.2 million shares of our common stock. We assumed Infogation's outstanding vested and unvested employee stock options, which were converted into options to acquire approximately 200,000 shares of our common stock. In addition, $300,000 of cash and 129,762 shares of common stock were held in escrow subject to terms and conditions of the merger agreement, which were subsequently distributed to Infogation shareholders. The agreement contained a provision for the payment of up to $3.0 million of additional consideration in cash and/or common stock based upon the attainment of certain revenue targets, as defined in the merger agreement. In 2003, we issued 6,700 shares of common stock as final settlement related to this provision. Due to weaker-than-expected demand for telematics products and services, we decided no longer to pursue any telematics products or services in late 2002. Accordingly, we reduced the number of telematics personnel to four at the end of 2002 and terminated the remaining personnel in early 2003.

Internet Website

Our Internet website can be found at *www.bsquare.com*. We make available free of charge through our investor relations section, under "SEC Filings," all our filings, including our annual reports on Form 10-K and quarterly reports on Form 10-Q, filed pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC.

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of February 28, 2005.

Name	Age	Position
Donald B. Bibeault......	63	Chairman of the Board
Brian T. Crowley........	44	President and Chief Executive Officer, Director
Scot E. Land	50	Director
William D. Savoy	40	Director
Elwood D. Howse, Jr	65	Director
Elliott H. Jurgensen, Jr ..	60	Director
Carey E. Butler.........	50	Vice President, Professional Engineering Services
Pawan Gupta...........	51	Vice President of Product Management
Scott C. Mahan.........	40	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer

Donald B. Bibeault has been our Chairman of the Board since July 2003. His current term of office as a director expires at this year's Annual Meeting of Shareholders. Mr. Bibeault is currently President of Bibeault & Associates, Inc. a turnaround-consulting firm, a position he has held since 1975. During that period, Mr. Bibeault has served as chairman, CEO, or chief operating officer of numerous corporations, including Pacific States Steel, PLM International, Best Pipe and Steel, Inc., Ironstone Group, Inc., American National Petroleum, Inc., Tyler-Dawson Supply and Iron Oak Supply Corporation. He has also served as special turnaround advisor to the CEOs of Silicon Graphics Inc., Varity Corporation, Bank of America and Yipes Networks. He has been a member of the Board of Overseers of Columbia Business School, a trustee of Golden Gate University, a member of the University of Rhode Island Business Advisory Board, and the Board of Visitors of Golden Gate University Law School. Mr. Bibeault received a B.S. in electrical engineering from the University of Rhode Island, a M.B.A. from Columbia University and a PhD from Golden Gate University. He is also a recipient of a Doctor of Laws degree (honoris causa) from Golden Gate University Law School.

Brian T. Crowley has been our President and CEO since July 2003. His current term of office as a director expires at this year's Annual Meeting of Shareholders. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a market leader in enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the WSA, (formerly Washington Software Association). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University.

Scot E. Land has been a director of BSQUARE since February 1998. His term of office as a director expires at the 2007 Annual Meeting of Shareholders. Mr. Land was elected to our board of directors in connection with the purchase of shares of our preferred stock by affiliates of Encompass Group, a venture capital firm, prior to our initial public offering. Mr. Land is currently a managing director of Encompass Ventures, a position he has held since September 1997. Prior to joining Encompass, Mr. Land was a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, (a wholly owned subsidiary of GE) founded by Mr. Land in October 1988, that designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of Radiant Communications Corp. and several privately held companies.

William D. Savoy has been a director of BSQUARE since May 2004. His term of office as a director expires at the 2006 Annual Meeting of Shareholders. Mr. Savoy has served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, since September 2003. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest, an investment entity that manages Paul Allen's personal financial activities. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as the president of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as the president of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as the president and chief executive officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its chief financial officer from August 1988 to June 1989. He also serves as a director of Charter Communications, Inc., Drugstore.com, Inc, and previously served on the advisory board of DreamWorks SKG and as a director of RCN Corporation. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College.

Elwood D. Howse, Jr. has been a director of BSQUARE since November 2002. His term of office as a director expires at the 2006 Annual Meeting of Shareholders. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm formed in 1977. Mr. Howse also participated in the founding of Cable, Howse and Ragen, investment banking and stock brokerage firm, today owned by Wells Fargo and known as Ragen, MacKenzie. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Advanced H2O, Inc., MicroPlanet Ltd., NCMX Inc., OrthoLogic Corporation, The PowerTech Group, Inc., The Montecito Group and not-for profits, Junior Achievement Worldwide and Junior Achievement of Washington. Mr. Howse received both a B.S. in engineering and a M.B.A. from Stanford University and served in the U.S. Navy submarine force.

Elliott H. Jurgensen, Jr. has been a director of BSQUARE since January 2003. His term of office as a director expires at the 2007 Annual Meeting of Shareholders. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as a partner. During his career he has held a number of leadership roles, including Managing Partner of the Bellevue, Washington office from 1982 to 1991, and Managing Partner of the Seattle, Washington office from 1993 to 2002. His industry experience included software, e-commerce, life sciences, hospitality, long-term care and manufacturing. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., Toolbuilders Laboratories, Inc., a developer of innovative software security and development tools for government and commercial enterprises, and the WSA, a state-wide technology trade association. Mr. Jurgensen has a B.S. in accounting from San Jose State University and is a Certified Public Accountant.

Carey E. Butler has been our Vice President, Professional Engineering Services since November 2003, and directs development teams located in Washington State and Taiwan. From 2002 to 2003, Ms. Butler served as Western Region Area Manager at Information Builders, a business intelligence software and services company. From 2000 to 2001, Ms. Butler was Vice President at Aris Corporation, a professional services company, and from 1996 to 2000 was Partner at BDO Seidman, LLP, a public accounting and management consulting firm. From 1990 to 1996, Ms. Butler was Principal of Performance Computing, Inc., a technology consulting company, subsequently sold to BDO Seidman. From 1982 to 1990, Ms. Butler was Vice President of Operations, Sales and Marketing of Mytec, Inc., a value-added reseller of turnkey financial systems. Ms. Butler holds a B.A. in Business, Quantitative Methods (Computer Science) from University of Washington.

Pawan Gupta has been our V.P. of Product Management since January 2005. Prior to joining BSQUARE, Mr. Gupta provided business and product strategy consulting services to various companies, including Microsoft. From September 2002 to May 2004, Mr. Gupta was Director of Worldwide Product Planning at Toshiba for their Digital Home and Mobile devices. From September 2001 to August 2002, Mr. Gupta served as President of Internet Motors, a telematics services company. From September 1997 to September 2001, Mr. Gupta held various positions at Microsoft including Business Solutions Group Manager, Knowledge Management Product Manager, and Strategic Business Development Manager. From December 1995 to August 1997, Mr. Gupta worked at Kaspia Systems and UB Networks to bring a network auditing product to market. From June 1993 to November 1995, Mr. Gupta founded InfoPower which developed trade show applications. From April 1988 to May 1993, Mr. Gupta held various positions at a startup company, Kofax Image Products, where he helped bring several products to market and build business for those products in over 24 countries. Prior to that, for ten years Mr. Gupta worked at Citicorp and Perkin Elmer where he developed and led software teams. Mr. Gupta did his engineering work at I.I.T. and U.C.L.A. to earn a B.S. in Electrical Engineering and an M.S.T.M. (MBA) from Pepperdine University.

Scott C. Mahan has been our Vice President, Finance, Chief Financial Officer, Secretary and Treasurer since January 2004. From October 2003 to December 2003, Mr. Mahan served as a consultant to BSQUARE. From February 2003 to July 2003, Mr. Mahan served as the Interim CFO and Head of Business & Corporate Development at Cranium, Inc., a games manufacturer. From March 2002 to November 2002, Mr. Mahan served as Chief Operating Officer at Xylo, Inc., a company that provides human resource technology and services to Fortune 1000 companies, and from June 1998 to December 2001 as CFO and Vice President, Administration at Qpass, Inc, a provider of billing serves to wireless carriers. From September 1996 to May 1998, Mr. Mahan served as Director of Finance at Sequel Technology Corporation, a company that delivered licensed software for the network traffic monitoring market. From August 1994 to August 1996, Mr. Mahan was Controller of Spry, Inc., an Internet software company and Internet service provider. Prior to that, Mr. Mahan was the Assistant Corporate Controller at Paccar Inc. from August 1993 to July 1994 and was an Audit Manager at Ernst & Young LLP in Seattle where he was employed from July 1987 to August 1993. Mr. Mahan holds a B.S. in Management from Tulane University.

Factors That Could Affect Future Results

If we do not maintain our OEM Distribution Agreement with Microsoft, our revenue would decrease and our business would be adversely affected.

We have an OEM Distribution Agreement (ODA) with Microsoft Corporation, which enables us to resell Microsoft Windows Embedded operating systems to our customers in North America, including Mexico. Software sales under this agreement constitute a significant portion of our revenue. If our ODA was terminated, our software revenue would decrease significantly and our gross profit and profits would be impacted accordingly. Moreover, if our ODA with Microsoft is renewed on less favorable terms, our revenue could decrease, and/or our gross profit from these transactions, which is relatively low, could further decline. Our ODA is renewable annually, and there is no automatic renewal provision in the agreement. The ODA was last renewed in September 2004.

Additionally, there are provisions in the ODA that require us to maintain certain internal records and processes for royalty auditing and other reasons. Non-compliance with these requirements could result in the termination of the ODA.

Microsoft has audited our records under our OEM Distribution Agreement in the past and may do so again in the future, and any future audit could result in additional charges.

We underwent an audit under our ODA with Microsoft beginning in the fourth quarter of 2003 and concluding in the second quarter of 2004. The audit covered a period of five years. Microsoft determined that we had correctly reported royalties during the audit period, but that we could not account for all license inventory that we had received from Microsoft's authorized replicators. While we believe that the unaccounted-for license inventory related to undocumented inventory returns and disagreed with the audit findings, we ultimately chose to settle the dispute. Total settlement costs were $310,000 in the second quarter of 2004, which included audit costs of $140,000. This amount has been included within selling, general and administrative expense for 2004. Substantially all of the settlement amount will be paid to Microsoft in the first quarter of 2005. It is possible that future audits could result in additional charges.

The market for resale of Microsoft Embedded operating systems licenses is highly competitive and the margin is relatively low. If the margins in this business erode, our results will be negatively impacted.

There are three competitors that also sell Embedded Windows licenses to substantially the same customer base in North America, which can lead to intense competition with our competitors for this customer base. For example, on March 4, 2005, we were notified by our largest customer of Microsoft Embedded operating systems, Cardinal Healthcare Systems, that they will begin purchasing from one of our competitors and discontinue purchasing from us no later than the second quarter of 2005. Cardinal Healthcare Systems was our largest customer in 2004, accounting for 19% of our total revenue. Additionally, this competition can create additional downward pressure on gross profit margins. The gross profit margin on sales of Microsoft Embedded Windows licenses is relatively low; typically between 10-20%. Our gross profit margin on the resale of Microsoft Embedded operating systems and tools has remained relatively flat, but there can be no assurance that gross profit on future sales will not decline given these competitive pressures, as occurred to some extent in 2004. Microsoft offers us, and our competitors, largely volume-based rebates which have the effect of increasing our software gross profit. If Microsoft were to reduce, or eliminate, these rebate programs, our gross profit would be negatively impacted.

If we do not maintain our favorable relationship with Microsoft, we will have difficulty marketing and selling our software and services and may not receive developer releases of Windows Embedded operating systems and Windows Mobile targeted platforms. As a result, our revenue and profits could suffer.

We maintain a strategic marketing relationship with Microsoft. In the event that our relationship with Microsoft were to deteriorate, our efforts to market and sell our software and services to OEMs and others could be adversely affected and our business could be harmed. Microsoft has significant influence over the development plans and buying decisions of OEMs and others utilizing Windows Embedded operating systems and Windows Mobile targeted platforms for smart devices. Microsoft provides referrals of some of those customers to us. Moreover, Microsoft controls the marketing campaigns related to its operating systems. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Windows Embedded operating systems and Windows Mobile targeted platforms and, consequently, to our sale of Windows-based embedded software and services. We must maintain a favorable relationship with Microsoft to continue to participate in joint marketing activities with them, which includes participating in "partner pavilions" at trade shows, listing our services on Microsoft's website, and receiving customer referrals. In the event that we are unable to continue our joint marketing efforts with Microsoft, or fail to receive referrals from them, we would be required to devote significant additional resources and incur additional expenses to market software products and services directly to potential customers. In addition, we depend on Microsoft for developer releases of new versions of, and upgrades to, Windows Embedded and Windows Mobile software in order to facilitate timely development and shipment of our software and delivery of our services. If we are unable to maintain our favorable relationship with Microsoft, our revenue could decline and/or our costs could increase.

Our marketplace is extremely competitive, which may result in price reductions, lower gross profit margin and loss of market share.

The market for Windows-based embedded software and services is extremely competitive. Increased competition may result in price reductions, lower gross profit margin and loss of market share, which would harm our business. We face competition from:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with both our proprietary software products and our engineering services;
- Domestic engineering service firms such as Vibren and Intrinsyc;
- Off-shore development companies, particularly those focused on the North American marketplace;
- Contract manufacturers who are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Ardence, Arrow and Avnet. Larger customers of Microsoft Embedded operating systems are typically knowledgeable of the competing distributors in the North American market and, consequently, will often put large orders out to bid amongst the distributors, which can create margin pressure and make it difficult to maintain long-term relationships with customers who purchase only Microsoft Embedded operating systems from us. As an example, on March 4, 2005 we were notified by our largest customer of Microsoft Embedded operating systems, Cardinal Healthcare Systems, that they would begin purchasing from one of our competitors no later than the second quarter of 2005. Cardinal Healthcare Systems accounted for 19% of total revenue in 2004.

As we develop new products, particularly products focused on specific industries, we may begin competing with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. We have observed, for example, that at least one large contract manufacturer, Flextronics, has been acquiring embedded software expertise in order to enhance their manufacturing services offerings. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system products and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

If Microsoft adds features to its Windows operating system or develops products that directly compete with products and services we provide, our revenue could be reduced and our profits could suffer.

As the developer of Windows, Windows XP Embedded, Windows CE, Windows Mobile for Smartphone and Windows Mobile for PocketPC, Microsoft could add features to its operating systems or could develop products that directly compete with the products and services we provide to our customers. Such features could include, for example, software that competes with our own proprietary software products, driver development tools, hardware-support packages and quality-assurance tools. The ability of our customers, or potential customers, to obtain products and services directly from Microsoft that compete with our products and services could harm our business. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers, and potential customers, might elect to accept more limited functionality in lieu of purchasing additional software from us. Moreover, the resulting competitive pressures could lead to price reductions for our products and reduce our gross profit margin.

Our ability to maintain or grow the portion of our software revenue attributable to sales of our proprietary software products is contingent on our ability to bring to market competitive, unique offerings that keep pace with technological changes and needs. If we are not successful in doing so, our business would be harmed.

Proprietary software products provide the company with much higher gross profit margin than we typically receive from third-party software products and our engineering service offerings. Increasing the number of proprietary products we sell is an important part of our growth strategy. The amount and percentage of revenue attributable to sales of our proprietary software products has decreased over the last three years due to a more competitive marketplace, changing technological needs and the elimination of certain proprietary software products that were determined to be unprofitable and non-competitive. Our ability to maintain and increase the revenue contribution from proprietary software products is contingent on our ability to enhance the features and functionality of our current proprietary products as well as to devise, develop and introduce new products. There can be no assurance that we will be able to maintain and expand the number of proprietary products that we sell, and our failure to do so could negatively impact revenue and gross profit margin.

We may experience delays in our efforts to develop new products, and these delays could cause us to miss product market opportunities which could harm our business.

The markets for Windows-based embedded software and services are very competitive. As a result, the life cycles of our products and services are difficult to estimate. To be successful, we believe we must continue to enhance our current offerings and provide new software product and service offerings that appeal to our customers with attractive features, prices and terms. We have experienced delays in enhancements and new product release dates in the past and may be unable to introduce enhancements or new products successfully or in a timely manner in the future. Our business may be harmed if we delay releases of our products and product enhancements, or if we fail to accurately anticipate our customers' needs or technical trends and are unable to introduce new products and service offerings into the market successfully. In addition, our customers may defer or forego purchases of our products if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products.

Microsoft has released Windows CE version 5.0 which contains basic SDIO *Now!* functionality and also plans to incorporate basic SDIO *Now!* functionality into its next generation of Windows Mobile Smartphone and PocketPC operating systems scheduled for release in mid-2005. Current and potential customers may decide that the functionality they receive directly from Microsoft is sufficient to complete their device development and may therefore choose not to purchase our SDIO *Now!* product.

Our agreement with Microsoft required that we deliver to Microsoft our basic SDIO *Now!* source code for inclusion into Windows CE 5.0 and the upcoming release of the next version of the Windows Mobile Smartphone and PocketPC operating systems. Since that source code was delivered to Microsoft, we have continued to develop our SDIO *Now!* product line, introducing SDIO *Now!* v.2.0 in late 2004, with new features and performance improvements that we believe are important to customers. However, there can be no assurance that our next-generation SDIO *Now!* products will continue to be competitive in the marketplace, or that customers will not decide to use the basic functionality they receive from Microsoft.

During the years ended December 31, 2004, 2003 and 2002, sales of our proprietary software products comprised 10%, 11% and 18% of our software revenue, respectively. These software products carry much higher gross profit margin than third-party software products that we resell to our customers. To the extent sales of our SDIO *Now!* products, and other proprietary software products, were to decline, our proprietary software revenue and related gross profit margins would be adversely impacted and our business would suffer.

If the market for smart devices does not develop or develops more slowly than we expect, our revenue may not develop as anticipated, if at all, and our business would be harmed.

The market for smart devices is still emerging and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not develop as anticipated, if at all. We are dependent upon the broad acceptance by businesses and consumers of a wide variety of smart devices, which will depend on many factors, including:

- The development of content and applications for smart devices;
- The willingness of large numbers of businesses and consumers to use devices such as smartphones, PDAs and handheld industrial data collectors to perform functions currently carried out manually, or by traditional PCs, including inputting and sharing data, communicating among users and connecting to the Internet; and
- The evolution of industry standards or the necessary infrastructure that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable.

If the market for Windows Embedded operating systems and Windows Mobile targeted platforms fails to develop further, develops more slowly than expected, or declines, our business and operating results may be materially harmed.

Because a significant portion of our revenue to date has been generated by software products and engineering services dependent on the Windows Embedded operating systems and Windows Mobile targeted platforms, if the market for these systems or platforms fails to develop further or develops more slowly than expected, or declines, our business and operating results may be significantly harmed. Market acceptance of Windows Embedded and Windows Mobile will depend on many factors, including:

- Microsoft's development and support of the Windows Embedded and Windows Mobile markets. As the developer and primary promoter of Windows CE, Windows XP Embedded, Windows Mobile for Smartphone and Windows Mobile for PocketPC, if Microsoft were to decide to discontinue or lessen its support of these operating systems and platforms, potential customers could select competing operating systems, which could reduce the demand for our Windows Embedded and Windows Mobile software products and engineering services;

- The ability of the Microsoft Windows Embedded operating systems and Windows Mobile software to compete against existing and emerging operating systems for the smart device market, including: VxWorks and pSOS from WindRiver Systems Inc.; Linux, Symbian and Palm OS from PalmSource, Inc.; JavaOS from Sun Microsystems, Inc.; and other proprietary operating systems. In particular, in the market for handheld devices, Windows Mobile software for Pocket PC and Windows CE face intense competition from PalmSource. In the market for convergent devices, Windows Mobile for Pocket PC Phone Edition and for Smartphone face competition from the EPOC operating system from Symbian. Windows Embedded operating systems and Windows Mobile for Smartphone may be unsuccessful in capturing a significant share of these two segments of the smart device market, or in maintaining its market share in those other segments of the smart device market on which our business currently focuses, including the markets for point-of-sale devices, gaming devices, medical devices, kiosks, and consumer devices such as television set-top boxes;
- The acceptance by OEMs and consumers of the mix of features and functions offered by Windows embedded operating systems and Windows Mobile targeted platforms; and
- The willingness of software developers to continue to develop and expand the applications that run on Windows Embedded operating systems and Windows Mobile targeted platforms. To the extent that software developers write applications for competing operating systems that are more attractive to smart device users than those available on Windows Embedded operating systems and Windows Mobile targeted platforms, potential purchasers could select competing operating systems over Windows Embedded operating systems and Windows Mobile targeted platforms.

The success and profitability of our engineering service offerings are contingent on our ability to differentiate our offerings adequately in the marketplace, which is, in turn, contingent on our ability to retain our engineering personnel, and defend our billing rate structures against those of our competitors, including those using lower-cost offshore resources. If we are unable to do so successfully, our business could be harmed.

We are a leader in providing engineering service solutions to our smart device customers. Our market differentiation is created through several factors, including our experience with a variety of smart device platforms and applications. Our differentiation is contingent, in part, on our ability to attract and retain employees with this expertise, significantly all of whom currently are based in the United States. To the extent we are unable to retain critical engineering services talent and/or our competition is able to deliver the same services by using lower-cost offshore resources, our service revenue and profits could be adversely impacted.

The success and profitability of our service engagements are contingent upon our ability to scope and bid engagements profitably. If we are unable to do so, our service revenue and more particularly, our service gross profit margin may be significantly adversely impacted.

During 2003, we entered into several fixed-price service engagements that ultimately proved to be less profitable than expected due to a number of factors, including inadequate project scoping, inefficient service delivery and fixed-price contract structures. While we have taken steps to address these inadequacies and risks going forward, there can be no assurance that we will be successful given customer demands, competitive pressures and other factors. If we are unable to adequately scope, bid and deliver on service engagements successfully, our service revenue and profits could be negatively impacted.

If we are unable to license key software from third parties, our business could be harmed.

We sometimes integrate third-party software with our proprietary software and engineering service offerings. If our relationships with these third-party software vendors were to deteriorate, or be eliminated in their entirety, we might be unable to obtain licenses on commercially reasonable terms, if at all. In the event that we are unable to obtain these third-party software offerings, we would be required to develop this technology internally or seek similar software offerings from other third parties, which could delay or limit our ability to introduce enhancements or new products, or to continue to sell existing products and engineering services.

Our revenue may flatten or decline and we may not be able to sustain profitability in accordance with our current plans.

While the company did report net income in the third and fourth quarters of 2004, we were not profitable for the year and have otherwise generated net losses in every quarter since the first quarter of 2001. If our revenue remains flat or declines and/or our expenses increase or cannot be maintained proportionately, we will experience additional losses and will be required to use our existing cash to fund operations. Relatedly, on March 4, 2005, we were notified by our largest customer of Microsoft Embedded operating systems, Cardinal Healthcare Systems, that they will begin purchasing from one of our competitors and discontinue purchasing from us no later than the second quarter of 2005. Cardinal Healthcare Systems was our largest customer for the year ended December 31, 2004, accounting for 19% of total revenue. We expect that our expenses will continue to be substantial in the foreseeable future, including costs associated with compliance with the Sarbanes-Oxley Act which are not currently incurring and, may prove higher than we currently anticipate. Further, we may not succeed in increasing our revenue sufficiently to offset unanticipated expense increases.

A continued decline in our stock price could cause us ultimately to be delisted from the NASDAQ National Market.

During 2004, 2003 and 2002, our common stock has traded at times near or below the $1.00 Nasdaq National Market minimum bid price. On July 1, 2004, we received notice from Nasdaq that for 30 consecutive business days our common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq SmallCap Market. On December 1, 2004 we received notification from Nasdaq that we had regained compliance with the Nasdaq National Market's listing maintenance standards regarding minimum bid price. However, as of the close of business on February 28, 2005, our closing bid price had been under $1.00 per share for six business days. If our common stock is delisted from trading on the NASDAQ National Market as a result of listing requirement violations and is neither relisted thereon nor listed for trading on the NASDAQ SmallCap Market, trading in our common stock may continue to be conducted on the OTC Bulletin Board or in a non-NASDAQ over-the-counter market, such as the "pink sheets." Delisting of our common stock from trading on the NASDAQ National Market would adversely affect the price and liquidity of our common stock and could adversely affect our ability to issue additional securities or to secure additional financing. In that event our common stock could also be deemed to be a "penny stock" under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in the common stock, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could further adversely affect the liquidity of our common stock.

Unexpected delays or announcement of delays by Microsoft of Windows Embedded operating systems and Windows Mobile targeted platforms product releases could adversely affect our revenue.

Unexpected delays or announcement of delays in Microsoft's delivery schedule for new versions of its Windows Embedded operating systems and Windows Mobile targeted platforms could cause us to delay our product introductions and impede our ability to complete customer projects on a timely basis. These delays or announcements of delays by Microsoft could also cause our customers to delay or cancel their project development activities or product introductions, which may have a negative impact on our revenue. Any resulting delays in, or cancellations of, our planned product introductions or in our ability to commence or complete customer projects may adversely affect our revenue and operating results.

Non-compliance with certain agreements could have a material adverse impact on our financial position.

In addition to our Microsoft OEM Distribution Agreement described above, we have entered into agreements with other parties with respect to which non-compliance could have a material adverse impact on our financial position. Most notable is a lease entered into in February 2004, for our new corporate headquarters, and an amendment entered into at that same time for our former corporate headquarters. Both of these agreements were entered into with the same landlord. Under both of these leases, we were not required to make any cash lease payments during 2004. However, if we default under our new corporate headquarters lease, the landlord has the ability to demand cash payments forgiven in 2004 under the former headquarters lease. The total amount of cash payments forgiven in 2004 for which the landlord has the ability to demand repayment was $2.3 million at December 31, 2004. The amount of the forgiven payments for which the landlord has the ability to demand repayment for decreases on the straight-line basis over the length of our new ten-year headquarters lease.

Unexpected fluctuations in our operating results could cause our stock price to decline further.

Our operating results have fluctuated in the past, and we expect that they will continue to do so. Because our business has shifted over the past several years from a business model based largely on tools consulting for Microsoft to a more broad-based supplier of software and services to smart device makers, we believe that period-to-period comparisons of our operating results, particularly for periods prior to 2003, are not meaningful, and you should not rely on such comparisons to predict our future performance. If our operating results fall below the expectations of stock analysts and investors, the price of our common stock may fall. Factors that have in the past and may continue in the future to cause our operating results to fluctuate include those described in this "Factors That Could Affect Future Results" section. In addition, our stock price may fluctuate due to conditions unrelated to our operating performance, including general economic conditions in the technology industry and the market for technology stocks.

Our efforts to reduce expenses, including reductions in work force, may not achieve the results we intend and may harm our business.

During 2003 and 2004, we continued our efforts to streamline operations and reduce expenses, including cuts in discretionary spending, reductions in our work force and consolidation of certain office locations, including the closure of our Japanese operations. In connection with our cost reduction efforts, we were required to make certain product and product development decisions with limited information regarding the future demand for those products, including our decision to discontinue the manufacturing of the Power Handheld device. There can be no assurance that we made the correct decisions to pursue the right product offerings to take advantage of future market opportunities. It is possible that these reductions could impair our marketing, sales and customer support efforts or alter our product development plans. If we find that our planned reductions do not achieve our objectives, we may need to make additional reductions in our expenses and our work force, or to undertake additional cost reduction measures.

The long sales cycle of our products and services makes our revenue susceptible to fluctuations.

Our sales cycle is typically three to nine months because the expense and complexity of our software and engineering service offerings generally require a lengthy customer approval process and may be subject to a number of significant risks over which we have little or no control, including:

- Customers' budgetary constraints and internal acceptance review procedures;
- The timing of budget cycles; and
- The timing of customers' competitive evaluation processes.

In addition, to successfully sell our software and engineering service offerings, we must frequently educate our potential customers about the full benefits of our software and services, which can require significant time. If our sales cycle further lengthens unexpectedly, it could adversely affect the timing of our revenue which could cause our quarterly results to fluctuate.

Erosion of the financial condition of our customers could adversely affect our business.

Our business could be adversely affected should the financial condition of our customers erode, given that such erosion could reduce demand from those customers for our software and engineering services or even cause them to terminate their relationships with us, and also could increase the credit risk of those customers. If the global information technology market weakens, the likelihood of the erosion of the financial condition of our customers increases, which could adversely affect the demand for our software and services. Additionally, while we believe that our allowance for doubtful accounts is adequate, those allowances may not cover actual losses, which could adversely affect our business.

Our software, service and hardware offerings could infringe the intellectual property rights of third parties, which could expose us to additional costs and litigation and could adversely affect our ability to sell our products and services or cause shipment delays or stoppages.

It is difficult to determine whether our products and engineering services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which technologies often overlap and where there may be numerous patent applications pending, many of which are confidential when filed. If we were to discover that one of our products, or a product based on one of our reference designs, violated a third party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that product. Similarly, third parties may claim that our current or future products and services infringe their proprietary rights, regardless of whether such claims have merit. Any such claims could increase our costs and harm our business. In certain cases, we have been unable to obtain indemnification that our products and services infringe the proprietary rights of others. However, any indemnification we do obtain may be limited in scope or amount. Even if we receive broad third-party indemnification, these entities may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we could be required to indemnify our customers for claims made against them that are based on our products or services. There can be no assurance that infringement or invalidity claims related to the products and services we provide, or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Some of our competitors have, or are affiliated, with companies with substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, we expect that software developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows, and as the functionality of products in different industry segments increasingly overlap. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays. Furthermore, if we were unsuccessful in resolving a patent or other intellectual property infringement action claim against us, we may be prohibited from developing or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we would be able to obtain any such license on commercially favorable terms, or at all. If such license is not obtained, we would be required to cease these related business operations, which could have a material adverse effect on our business, financial condition and profits.

If we fail to adequately protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenue and increase our costs.

If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue adversely affected. We rely primarily on a combination of patent, copyright, trade secret and trademark laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property. These laws and procedures provide only limited protection. We have applied for a number of patents relating to our engineering work. These patents, both issued and pending, may not provide sufficiently broad protection, or they may not prove to be enforceable, against alleged infringers. There can be no assurance that any of our pending patents will be granted. Even if granted, these patents may be circumvented or challenged and, if challenged, may be invalidated. Any patents obtained may provide limited or no competitive advantage to us. It is also possible that another party could obtain patents that block our use of some, or all, of our products and services. If that occurred, we would need to obtain a license from the patent holder or design around those patents. The patent holder may or may not choose to make a license available to us at all or on acceptable terms. Similarly, it may not be possible to design around such a blocking patent. In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

We frequently license the source code of our products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license many of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. A significant portion of our marks include the word "BSQUARE" or the preface "b." Other companies use forms of "BSQUARE" or the preface "b" in their marks alone, or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by our compliance and quality control guidelines with respect to such trademark rights and may take actions that would harm our business.

The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could harm our business and operating results.

We may be subject to product liability claims that could result in significant costs.

Our license, warranty and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products and services, particularly our now-discontinued Power Handheld hardware product, entail the risk of such claims, and we may be subject to such claims in the future. In addition, to the extent we develop and sell increasingly comprehensive, customized turnkey solutions for our customers, we may be increasingly subject to risks of product liability claims. There is a risk that any such claims or liabilities may exceed, or fall outside, the scope of our insurance coverage, and we may be unable to retain adequate liability insurance in the future. A product liability claim brought against us, whether successful or not, could harm our business and operating results.

Our software or hardware products or the third-party hardware or software integrated with our products may suffer from defects or errors that could impair our ability to sell our products and services.

Software and hardware components as complex as those needed for smart devices frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our products until problems were corrected and, in some cases, have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase. In addition, it is possible that by the time defects are fixed, the market opportunity may decline which may result in lost revenue. Moreover, to the extent that we provide increasingly comprehensive products and rely on third-party manufacturers and suppliers to manufacture our and our customers' products, including those related to Power Handheld devices distributed prior to discontinuance, we will be dependent on the ability of third-party manufacturers to correct, identify and prevent manufacturing errors. Errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation and increased service and warranty costs, all of which could harm our business.

As we increase the amount of software development conducted in non-U.S. locations, potential delays and quality issues may impact our ability to timely deliver our software and services, potentially impacting our revenue and profitability.

During 2003, we initiated a program to move certain development activities to non-U.S. locations, primarily India and Taiwan, to take advantage of the high-quality, low-cost software development resources found in these countries. Additionally, we have plans to increase development activity both in our Taiwan operation and other non-US locations. To date we have limited experience in managing software development done in non-U.S. locations. Moving portions of our software development to these locations inherently increases the complexity of managing these programs and may result in delays in introducing new products to market, or delays in completing service projects for our customers, which in turn may adversely impact the amount of revenue we recognize from related products and services and could adversely impact the profitability of service engagements employing off-shore resources.

Past acquisitions have proven difficult to integrate, and future acquisitions, if any, could disrupt our business, dilute shareholder value and adversely affect our operating results.

We have acquired the technologies and/or operations of other companies in the past and may acquire or make investments in companies, products, services and technologies in the future as part of our growth strategy. If we fail to properly evaluate, integrate and execute on our acquisitions and investments, our business and prospects may be seriously harmed. In some cases, we have been required to implement reductions in workforce and office closures in connection with an acquisition, which has resulted in significant costs to us. To successfully complete an acquisition, we must properly evaluate the technology, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. If we fail to do any of these, we may suffer losses and impair relationships with our employees, customers and strategic partners, and our management may be distracted from day-to-day operations. We also may be unable to maintain uniform standards, controls, procedures and policies, and significant demands may be placed on our management and our operations, information services and financial, legal and marketing resources. Finally, acquired businesses sometimes result in unexpected liabilities and contingencies, which could be significant.

It might be difficult for a third party to acquire us even if doing so would be beneficial to our shareholders.

Certain provisions of our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. Our Board of Directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our Board of Directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors. In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these anti-takeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

We likely will incur substantial costs to comply with the requirements of the Sarbanes-Oxley act of 2002.

The Sarbanes-Oxley Act of 2002 introduced new requirements regarding corporate governance and financial reporting. Among the many requirements is the requirement under Section 404 of the Act for management to report on our internal controls over financial reporting and for our registered public accountant to attest to this report. Recently, the SEC modified the effective date for Section 404 for non-accelerated filers, such as BSQUARE, such that management will have to report on our internal controls as of December 31, 2006 versus the previously required date of December 31, 2005. We have not had time to fully analyze the implications of this recent compliance modification. Regardless, we expect to dedicate significant time and resources during fiscal 2005 and 2006 to ensure compliance. The costs to comply with these requirements will likely be significant and adversely affect our consolidated operating results. In addition, there can be no assurance that we will be successful in our efforts to comply with Section 404. Failure to do so could result in penalties and additional expenditures to meet the requirements, which could affect the ability of our auditors to issue an unqualified report which, in turn, may have further unanticipated negative consequences.

The Financial Accounting Standards Board recently mandated a new standard impacting the accounting for stock options which will likely significantly reduce our profits and earnings per share effective with its adoption in the second quarter of 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings or loss per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

See Note 1 of the Consolidated Financial Statements in Item 8 for a description of other recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and proposed changes in accounting for equity compensation could adversely affect earnings.

We have historically used stock options and other forms of equity-related compensation as key components of our total rewards employee compensation program in order to align employees' interests with the interests of our shareholders, encourage employee retention, and provide competitive compensation packages. In recent periods, many of our employee stock options have had exercise prices in excess of our stock price, which reduces their value to employees and could affect our ability to retain or attract present and prospective employees. Moreover, applicable stock exchange listing standards relating to obtaining shareholder approval of equity compensation plans could make it more difficult or expensive for us to grant options to employees in the future. As a result, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, any of which could materially adversely affect our business.

Our international operations expose us to greater intellectual property, management, collections, regulatory and other risks.

Foreign operations generated approximately 4%, 5% and 7% of our total revenue in the years ended December 31, 2004, 2003 and 2002, respectively. Our international operations expose us to a number of risks, including the following:

- Greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;
- Longer collection cycles than we typically experience in the U.S.;
- Unfavorable changes in regulatory practices and tariffs;
- Adverse changes in tax laws;
- The impact of fluctuating exchange rates between the U.S. dollar and foreign currencies; and
- General economic and political conditions in international markets which may differ from those in the U.S. These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could harm our business.

We currently have international operations in Taipei, Taiwan.

Item 2. Properties.

Our corporate headquarters are located in 43,400 square feet of leased space in a single location in Bellevue, Washington. The underlying lease expires in 2014.

In addition, we lease office space domestically in San Diego, California, which lease terminates in June 2006 and internationally for our office in Taipei, Taiwan, which lease terminates in August 2005.

Under an amendment to our previous headquarters lease, as well as the new corporate headquarters lease, there were no cash payments due for the previous or current corporate headquarters facility in 2004. Cash payments made under non-headquarters leases in 2004 were $170,000. The non-cash expense related to our corporate headquarters was $375,000 in 2004.

Item 3. Legal Proceedings.

In Summer and early Fall 2001, four purported shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our current and former officers and directors (the Individual Defendants), and the underwriters of our initial public offering. The suits purport to be class actions filed on behalf of purchasers of our common stock during the period from October 19, 1999 to December 6, 2000. The complaints against us have been consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002 and is now the operative complaint.

The plaintiffs allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. The action seeks damages in an unspecified amount.

The action is being coordinated with approximately 300 other nearly identical actions filed against other companies. On July 15, 2002, we moved to dismiss all claims against us and the Individual Defendants. On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice based upon Stipulations of Dismissal filed by the plaintiffs and the Individual Defendants. On February 19, 2003, the Court denied the motion to dismiss the complaint against us. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in our case. We have approved a settlement agreement and related agreements, which set forth the terms of a settlement between us, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of us and the Individual Defendants for the conduct alleged in the action to be wrongful. We would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to cover the difference. It is anticipated that any potential financial obligation of us to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. We currently are not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from our insurance carriers. Our carriers are solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement will involve any payment by us. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from our insurance carriers should arise, our maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million.

On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Judge Scheindlin of the United States District Court for the Southern District of New York ruled that the issuer defendants and the plaintiffs must submit a revised settlement agreement which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. There will be a conference with Judge Scheindlin on March 18, 2005 to discuss the status of the revised settlement agreement. The underwriter defendants will have an opportunity to object to the revised settlement agreement. There is no assurance that the parties to the settlement will be able to agree to a revised settlement agreement consistent with the court's opinion, or that the court will grant final approval to the settlement to the extent the parties reach agreement. If the settlement agreement is not approved and we are found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations or financial condition in any future period.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

No matters were submitted to a vote of shareholders during the fourth quarter ended December 31, 2004.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters.***

Market Prices of Common Stock

Our common stock is traded on the NASDAQ National Market under the symbol "BSQR." The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ National Market. These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

	High	Low
Year Ended December 31, 2004:		
First Quarter	$1.72	$0.93
Second Quarter	$1.31	$0.84
Third Quarter	$0.99	$0.40
Fourth Quarter	$1.54	$0.54
Year Ended December 31, 2003:		
First Quarter	$1.60	$0.99
Second Quarter	$1.16	$0.73
Third Quarter	$2.21	$0.77
Fourth Quarter	$1.97	$1.41

Holders

As of February 28, 2005 there were approximately 147 record owners of our common stock.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund future development and growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Item 6. *Selected Financial Data.*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto in Item 8 of Part II, "Financial Statements and Supplementary Data," and the information contained in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue	$38,920	$ 37,542	$ 37,506	$ 61,852	$63,502
Cost of revenue	29,870	31,141	30,795	32,682	29,786
Gross profit	9,050	6,401	6,711	29,170	33,716
Operating expenses:					
Selling, general and administrative	9,176	12,609	19,230	19,241	17,229
Research and development	855	1,768	10,747	11,195	8,285
Acquired in-process research and development	—	—	1,698	—	4,100
Amortization of intangible assets	—	50	847	5,478	2,920
Impairment of goodwill and other intangible assets	—	453	6,472	1,336	—
Restructuring and other related charges (credits)	40	(2,960)	16,249	6,707	—
Total operating expenses	10,071	11,920	55,243	43,957	32,534
Income (loss) from operations	(1,021)	(5,519)	(48,532)	(14,787)	1,182
Other income (expense), net	237	1,059	(1,900)	2,657	3,282
Acquisition-related expense	—	—	—	—	(620)
Income (loss) from continuing operations before income taxes	(784)	(4,460)	(50,432)	(12,130)	3,844
Income tax benefit (provision)	(11)	(75)	(1,696)	3,679	(2,136)
Income (loss) from continuing operations	(795)	(4,535)	(52,128)	(8,451)	1,708
Loss from discontinued operations	(6,256)	(9,449)	(6,478)	(1,833)	(974)
Income (loss) before cumulative effect of change in accounting principle	(7,051)	(13,984)	(58,606)	(10,284)	734
Cumulative effect of change in accounting principle	—	—	(14,932)	—	—
Net income (loss)	$ (7,051)	$(13,984)	$(73,538)	$(10,284)	$ 734
Basic and diluted income (loss) per share:					
Income (loss) from continuing operations	$ (0.02)	$ (0.13)	$ (1.43)	$ (0.25)	$ 0.05
Loss from discontinued operations	(0.17)	(0.25)	(0.18)	(0.05)	(0.03)
Cumulative effect of change in accounting principle	—	—	(0.41)	—	—
Basic and diluted net income (loss) per share	$ (0.19)	$ (0.38)	$ (2.02)	$ (0.30)	$ 0.02

	December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$12,943	$17,745	$35,425	$ 69,711	$ 72,351
Working capital	$11,109	$16,490	$27,957	$ 74,887	$ 76,560
Total assets	$19,131	$30,113	$53,569	$115,666	$122,262
Long-term obligations, net of current portion	$ 375	$ —	$ 5,431	$ 3,087	$ 353
Shareholders' equity	$12,734	$19,338	$32,634	$ 98,821	$108,347

(1) For further discussion of income (loss) per share, see Notes 1 and 13 of Item 8 of Part II, "Financial Statements and Supplementary Data."

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes. Some statements and information contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements, and of important factors that could cause results to differ materially from the forward-looking statements contained in this report, see Item 1 of Part I, "Business—Forward-Looking Statements" and "—Factors That Could Affect Future Results."

Overview

We provide software and engineering service offerings to the smart device marketplace. A smart device is a dedicated purpose computing device that typically has the ability to display information, runs an operating system (e.g., Microsoft® Windows® CE .NET) and may be connected to a network via a wired or wireless connection. Examples of smart devices that we target include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, personal digital assistants (PDAs), personal media players and smartphones. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™ for Pocket PC and Smartphone.

We have been providing software and engineering service solutions to the smart device marketplace since our inception. Our customers include world class OEMs, ODMs, SVs, peripheral vendors, and enterprises with customized device needs such as retailers and wireless operators that market and distribute connected smart devices. The software and engineering services we provide our customers are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Until recently, we were also in the business of manufacturing and distributing our own proprietary hardware device, called the Power Handheld, which was sold to telecommunication carriers. During the second quarter of 2004, we decided to discontinue this hardware business and end the manufacturing of the device. This decision resulted in a charge of $1.5 million in the second quarter of 2004 relating to asset impairment and restructuring costs. The hardware business segment is reported as a discontinued operation in our financial results.

Critical Accounting Judgments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and those that require us to make its most difficult and subjective judgments, often as a result of the need to make estimates related to matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are relevant to understanding our results. For additional information see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies." Although we believe that our estimates, assumptions and judgments are reasonable, they are necessarily based upon presently available information. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectibility is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the contract and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

We recognize revenue upon shipment provided that no significant obligations remain on our part. We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support or maintenance (PCS). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements, whether undelivered elements are essential to the functionality of delivered elements, and when to recognize revenue. PCS includes rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing VSOE have an impact on the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition but would not change the total revenue recognized on the contract.

When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

Service revenue from fixed-priced contracts is recognized using the percentage of completion method. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. We rely on estimates of total expected hours as a measure of performance and cost in order to determine the amount of revenue to be recognized. Revisions to hour and cost estimates are recorded in the period the facts that give rise to the revision become known. Losses on fixed-priced contracts are recognized in the period when they become known. Service revenue from time and materials contracts and training services is recognized as services are performed.

Estimated costs of future warranty claims and claims under indemnification provisions are accrued based on historical experience. If actual costs of claims differ from our estimates, revision to the estimated warranty liability would be required.

We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We maintain allowances for estimated credit losses.

Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the countries in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, or increase this allowance in a period, it may result in an expense within the tax provision in the statements of operations. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have provided a full valuation allowance on deferred tax assets because of our uncertainty regarding their realizability based on our valuation estimates. If we determine that it is more likely than not that the deferred tax assets would be realized, the valuation allowance would be reversed. In order to realize our deferred tax assets, we must be able to generate sufficient taxable income.

Results of Operations

The following table presents certain financial data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	As a Percentage of Total Revenue Year Ended December 31,		
	2004	2003	2002
Consolidated Statements of Operations Data:			
Revenue:			
Software	73%	75%	52%
Service	27	25	48
Total revenue	100	100	100
Cost of revenue:			
Software	56	57	37
Service	21	26	45
Total cost of revenue	77	83	82
Gross profit	23	17	18
Operating expenses:			
Selling, general and administrative	24	34	51
Research and development	2	5	29
Acquired in-process research and development(1)	—	—	5
Amortization of intangible assets	—	—	2
Impairment of goodwill and other intangible assets	—	1	17
Restructuring and other related charges (credits)	—	(8)	43
Total operating expenses	26	32	147
Loss from operations	(3)	(15)	(129)

(1) Represents a charge of $1.7 million (5% of total revenue) for the year ended December 31, 2002 for acquired in-process research and development costs associated with our purchase of Infogation Corporation in March 2002.

Comparison of the Years Ended December 31, 2004, 2003 and 2002

Revenue

Total revenue consists of sales of software and engineering services to smart device makers. Software revenue consists of resale of third-party software, sales of the Company's own proprietary software products and royalties from our software development tool products, debugging tools and applications and smart device reference designs. Engineering service revenue is derived from hardware and software development consulting and engineering services fees, porting contracts, maintenance and support contracts, and fees for customer training.

Total revenue was $38.9 million, $37.5 million and $37.5 million in 2004, 2003 and 2002, respectively, representing a 4% increase from 2003 to 2004, and no significant change in 2003 as compared to 2002. The increase in revenue from 2003 to 2004 was almost entirely due to increased service revenue, discussed further below. Total revenue was flat from 2002 to 2003, even as we experienced an $8.2 million decrease in revenue related to the discontinued Microsoft tools consulting activities during that period. Revenue from the Microsoft tools consulting activities, which included service provided directly to Microsoft as well as to other customers, accounted for 1%, 3% and 24% of total revenue in 2004, 2003 and 2002, respectively. We also experienced a decline in the amount of non-tools engineering services provided directly to Microsoft, which represented 2% of total revenue in 2004 and 2003 and 16% of total revenue in 2002. While we continue to provide services to Microsoft under our Master Services Agreement, which expires in 2007, we do not expect the related revenue from these engagements to be a significant percentage of our total revenue. A significant portion of our total revenue in 2004 was attributable to one customer, Cardinal Healthcare Systems, which accounted for 19% of our total revenue, who informed us on March 4, 2005 that they would begin purchasing from a competitor and discontinue purchasing from us, as discussed below.

Revenue from customers located outside of the United States was $4.8 million, $5.9 million and $7.8 million in 2004, 2003 and 2002, respectively, representing decreases of 19% and 24% for 2004 and 2003, respectively. These amounts include revenue attributable to our foreign operations, as well as services delivered to foreign customers from our operations located in the United States. The decrease in international revenue was primarily due to a decrease in the number and size of software service projects with international customers, most notably those associated with our now-closed Japan operation. We made the decision to close our Japan operation in the fourth quarter of 2003. Total revenue attributable to our Japan operation was $80,000, $1.4 million and $2.3 million in 2004, 2003 and 2002, respectively. Our only current international operation is located in Taipei, Taiwan.

Software revenue

Software revenue for 2004, 2003 and 2002 is presented below (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Software revenue:			
Third-party software	$25,663	$25,200	$15,972
BSQUARE proprietary software	2,701	2,963	3,506
Total software revenue	$28,364	$28,163	$19,478
Software revenue as a percentage of total revenue	73%	75%	52%
Third-party software revenue as a percentage of total software revenue	90%	89%	82%

The vast majority of our third-party software revenue is comprised of the resale of Microsoft Embedded operating systems. The majority of our proprietary software revenue relates to sales of our SDIO *Now!* software product.

Software revenue was $28.4 million, $28.2 million and $19.5 million in 2004, 2003 and 2002, respectively, representing increases of 1% and 45% in 2004 and 2003, respectively. The increase in 2004 as compared to 2003 was due to a small increase in sales of Microsoft Embedded software offset by a small decrease in proprietary software revenue. Revenue related to our SDIO Now! software product was $1.8 million in 2004 and $1.6 million in 2003. The significant increase in software revenue in 2003 as compared to 2002 is almost entirely related to increased sales of Microsoft embedded software. This increase was primarily attributable to the purchase of a customer list and employment of a sales organization with Microsoft Embedded operating systems sales experience beginning in May 2002. The decline in proprietary software revenue in 2003, as compared to 2002, stemmed from the elimination of numerous unprofitable software products. We expect third-party software sales to continue to be a significant percentage of our software revenue. However, on March 4, 2005, we were notified by our largest customer of Microsoft Embedded operating systems, Cardinal Healthcare Systems, that they would begin purchasing from one of our competitors and discontinue purchasing from us no later than the second quarter of 2005. Cardinal Healthcare Systems accounted for 19%, or $7.4 million, of our total revenue and 26% of our total software revenue in 2004.

Service revenue

Service revenue was $10.6 million, $9.4 million and $18.0 million in 2004, 2003 and 2002, respectively, representing an increase of 13% for 2004 from 2003, and a decrease of 48% for 2003 as compared to 2002. The increase in 2004 was due primarily to an increased number of service projects delivered during the year as well as improvements in pricing and contract management. The decrease from 2002 to 2003 was due primarily to reductions in our discontinued Microsoft tools consulting activities and underlying projects. Revenue from the discontinued Microsoft tools consulting activities, which included services provided directly to Microsoft as well as other customers, was $460,000, $974,000 and $9.2 million in 2004, 2003 and 2002, respectively. Revenue from the Microsoft tools consulting activities, which included services provided directly to Microsoft as well as other customers, accounted for 4%, 10% and 51% of service revenue in 2004, 2003 and 2002, respectively. We also experienced a decline in the amount of non-tools engineering services provided directly to Microsoft, which represented 7%, 8% and 33% of service revenue in 2004, 2003 and 2002, respectively.

Gross profit

Gross profit is revenue less the cost of revenue. Cost of revenue related to software revenue consists primarily of license fees and royalties for third-party software and the costs of product media, product duplication and manuals. Cost of revenue related to service revenue consists primarily of salaries and benefits for our engineers, plus related facilities and depreciation costs.

The following table outlines software, services and total gross profit (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Software gross profit	$6,471	$6,762	$5,530
As a percentage of software revenue	23%	24%	28%
Service gross profit (loss)	$2,579	$ (361)	$1,181
As a percentage of service revenue	24%	(4)%	7%
Total gross profit	$9,050	$6,401	$6,711
As a percentage of total revenue	23%	17%	18%

Software gross profit

Software gross profit was 23%, 24% and 28% in 2004, 2003 and 2002, respectively. The decrease in the software gross profit percentage is primarily due to the increase in third-party software revenue as a percentage of total software revenue. Third-party software revenue typically generates a much lower profit margin than our proprietary software. Our proprietary software revenue has traditionally generated near 100% gross margins. We expect third-party software sales to continue to be a significant percentage of our software revenue, and, therefore, software gross profit is likely to remain relatively low in the foreseeable future. Additionally, during 2004, particularly beginning in the second quarter, we experienced increased competitive pricing pressure for the resale of Microsoft Embedded operating systems. On March 4, 2005, we were notified by Cardinal Healthcare Systems, our largest customer as measured in revenue, that they would begin purchasing from one of our competitors and discontinue purchasing from us no later than the second quarter of 2005. Cardinal Healthcare Systems represented 19%, or $7.4 million, of our total revenue and 26% of our total software revenue in 2004. Cardinal Healthcare Systems also represented 7%, or $590,000, of our total gross profit for this same period.

Service gross profit (loss)

Service gross profit (loss) was 24%, (4)% and 7% in 2004, 2003 and 2002, respectively. The overall improvement in gross profit in 2004 as compared to 2003 is attributable to improvements in our services business resulting in increased service revenue, improved resource utilization, pricing and contract management. In addition, our facilities and depreciation costs, a portion of which is included in service cost of revenue, decreased in 2004 as compared to 2003 due to our facilities restructuring initiatives.

The decrease in service gross profit from 2002 to 2003 was attributable to the decline in work associated with the Microsoft tools activities. We experienced a significant reduction in our margin due to two factors. First, our non-tools engineering services have traditionally generated lower margins than the discontinued Microsoft tools consulting activities due to competitive pressures and other factors. Second, our service costs did not decline proportionately to the decrease in our service revenue. In late 2001 and 2002, we eliminated excess service capacity by reducing headcount in our services organization from 224 employees at December 31, 2001 to 84 employees at December 31, 2002, and to 65 employees at December 31, 2003.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and benefits for our sales, marketing and administrative personnel and related facilities and depreciation costs as well as professional services (e.g., legal and audit).

Selling, general and administrative expenses were $9.2 million, $12.6 million and $19.2 million in 2004, 2003 and 2002, respectively, representing a decrease of 27% in 2004 and 34% in 2003 as compared to the prior year. Selling, general and administrative expenses represented 24%, 34% and 51% of our total revenue in 2004, 2003 and 2002, respectively. As a percentage of revenue, the decreases in 2004 and 2003 were due primarily to restructuring steps that reduced personnel, facilities, professional fees and other costs during 2004 and 2003. Since 2002, we reduced headcount related to selling, general and administrative functions from 70 as of December 31, 2002 to 51 as of December 31, 2003 and to 48 as of December 31, 2004. In addition, in 2004, 2003 and 2002, we successfully negotiated reductions in excess facility costs and entered into a new lease for our corporate headquarters. As a result, we eliminated approximately 90,000 square feet of excess space, resulting in reduced facilities costs. The decrease in 2004 was slightly offset by audit settlement costs of $310,000 recognized in the second quarter related to our OEM Distribution Agreement with Microsoft described in more detail elsewhere in this report.

Research and development

Research and development expenses consist primarily of salaries and benefits for software development and quality assurance personnel, and related facilities and depreciation costs. Research and development expenses in all periods exclude expenses related to the hardware business unit, which are included in discontinued operations.

Research and development expenses were $855,000, $1.8 million and $10.7 million in 2004, 2003 and 2002, respectively, representing a decrease of 52% and 84% in 2004 and 2003, respectively. As a percentage of total revenue, research and development expenses were 2%, 5% and 29% in 2004, 2003 and 2002, respectively. The decrease in research and development expenses for 2004 and 2003 as compared to 2002 were due to reductions made in the first half of 2003 in our developer workforce targeting proprietary software products as well as reductions in our facilities costs. Specifically, we terminated a number of unprofitable proprietary products and associated development efforts in 2003 and, consequently, terminated a number of development personnel. In the third quarter of 2004, we began increasing our research and development workforce coinciding with our increased focus on proprietary products initiatives. We plan to continue to invest in developing proprietary products over the coming quarters and expect research and development expense to increase.

Acquired in-process research and development and impairment of goodwill and other intangible assets

On March 13, 2002, we acquired Infogation Corporation, a telematics company, in a purchase transaction valued at approximately $8.7 million. The purchase price was allocated to the fair value of the acquired assets and assumed liabilities based on their fair market values at the date of the acquisition. Of the total purchase price, we allocated $1.7 million to acquired in-process research and development, $6.8 million to goodwill and other intangible assets and $200,000 to working capital and tangible assets. The amount allocated to in-process research and development was determined based on an independent valuation and was recorded as a charge to expense because its technological feasibility had not been established and it had no alternative future use at the date of acquisition. Due to weaker-than-expected demand for telematics products and services, we subsequently terminated all telematics personnel and are no longer actively pursuing telematics work. As a result, we evaluated the carrying value of the goodwill and other intangible assets associated with the purchase of Infogation and recognized an impairment loss of $6.5 million in the third quarter of 2002.

In March 2003, $300,000 and 129,729 shares of common stock (together, the Escrow Consideration) previously held in an escrow account related to our purchase of Infogation were released to the former owners of Infogation (the Sellers). The escrow account was designated for a variety of uncertainties and potential claims related to representations and warranties of the Sellers. The Escrow Consideration was valued at $435,000 at its release date and is considered a purchase price adjustment. Because of the 2002 decision to significantly reduce telematics personnel, we recorded an impairment charge for the entire value of the Escrow Consideration.

In September 2003, we entered into an agreement with one of the former owners of Infogation to assign all remaining active contracts and related warranty provisions to a corporation owned by him. In addition, we sold the outstanding shares of BSQUARE San Diego Corporation, formally a wholly-owned subsidiary, to the former owner for $1.00. All tangible and intangible assets related to Infogation were previously written off in 2002.

Restructuring and related charges (credits)

Restructuring and other related charges (credits) represent expenses and credits associated with our efforts to reduce our overall operating costs. Restructuring and impairment charges (credits) included in loss from continuing operations include the following (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Employee separation	$—	$ 461	$ 3,757
Excess facilities	—	328	9,287
Change in estimate due to effect of lease termination agreements	—	(4,506)	—
Impairment of assets	30	—	3,205
Other charges	10	757	—
Total restructuring and related charges (credits)	$ 40	$(2,960)	$16,249

During 2004, $30,000 in asset write-offs related to our now-closed Japan operation and $10,000 of related charges were charged to restructuring expense.

During 2003, we made significant progress in our efforts to mitigate excess facility commitments. The most significant mitigation was the restructuring of our corporate headquarters lease, which began with the signing of a Rent Deferral Agreement with the landlord of our corporate headquarters in December 2003. Subsequently, in February 2004, we signed an amendment to the lease for our current corporate headquarters and simultaneously entered into a ten-year lease for a new corporate headquarters. The amendment of the current headquarters lease, which was scheduled to terminate on December 31, 2004, provided that no cash lease payments were to be made for the remainder of the lease term. Similarly, the new corporate headquarters lease also provides that no cash payments were to be made during 2004. In previous years, we had recognized a restructuring charge for early lease termination fees and lease payments for excess space associated with our corporate headquarters lease. As a result of these agreements, the associated remaining liability related to excess facilities of $970,000 was reversed in the fourth quarter of 2003. At December 31, 2004, there were no remaining early lease termination obligations.

In June 2003, we negotiated a termination of our Sunnyvale, California facility lease. This lease termination resulted in accelerated cash payments of approximately $698,000, in the second quarter of 2003, and the issuance of a warrant to purchase up to 400,000 shares of our common stock at a price of $1.14 per share. The warrant value was estimated at $332,000 using the Black-Scholes model with an expected dividend yield of 0.0%, a risk-free interest rate of 1.5%, volatility of 180% (estimated based on the two-year average volatility of our common stock price) and a contractual life of five years. During the third quarter of 2003, we finalized negotiations for the termination of our San Diego, California facility lease, resulting in accelerated cash payments of approximately $300,000 in July 2003. In addition, we agreed to enter into a new lease with the landlord, at a reduced rate, for approximately 2,600 square feet through January 2005. These lease termination arrangements resulted in a decrease to the estimate of our obligation for future minimum lease payments of $3.5 million.

In the fourth quarter of 2003, we decided to close our Japan office. In connection with this decision, we recognized a restructuring charge of $412,000, of which $86,000 related to severance for all remaining employees, $42,000 was associated with remaining lease payments on the excess facility, $140,000 related to the impairment of fixed assets, and $144,000 was for other related charges.

In addition to the reductions in our Japan office, we announced two company-wide reductions in 2003 totaling 30 employees, approximately 15% of our remaining workforce. In connection with these headcount reductions, we paid approximately $375,000 in severance and other benefits in 2003. During the first, third and fourth quarters of 2002, we initiated restructuring activities to reduce headcount and infrastructure, and to eliminate excess leased facilities. During 2002, we recorded $16.2 million in restructuring and other related charges.

Included in the charges recorded in 2002 were net non-cash adjustments of $1.1 million, due to changes in estimates and assumptions related to the impact of subleasing excess facilities and the successful negotiation of an early lease termination. Other related charges recorded in 2002 included impairment losses of $3.2 million for property and equipment disposed of or abandoned. In calculating the impairment loss, we evaluated the fair value of the assets located in the facilities to be abandoned by estimating the expected present value of their future cash flows.

The following table provides a roll-forward of accrued restructuring costs (in thousands):

	Employee Separation Costs	Excess Facilities	Other Related Charges	Total
Balance, January 1, 2002	$ 10	$ 4,524	$ —	$ 4,534
Charges	3,757	9,287	3,205	16,249
Non-cash charges and adjustments	—	1,108	—	1,108
Cash payments	(2,513)	(5,083)	—	(7,596)
Impairment of property and equipment	—	—	(3,205)	(3,205)
Balance, December 31, 2002	1,254	9,836	—	11,090
Charges	461	328	757	1,546
Change in estimates due to the effect of lease termination arrangements	—	(4,506)	—	(4,506)
Warrant issued pursuant to lease termination agreement	—	(332)	—	(332)
Impairment of property and equipment	—	—	(140)	(140)
Non-cash charges and adjustments	—	—	57	57
Cash payments pursuant to lease termination agreements	—	(998)	—	(998)
Cash payments	(1,662)	(3,107)	(515)	(5,284)
Balance, December 31, 2003	53	1,221	159	1,433
Charge included in loss from continuing operations	—	—	40	40
Cash payments	(53)	(1,221)	(169)	(1,443)
Impairment of property and equipment	—	—	(30)	(30)
Balance, December 31, 2004	$ —	$ —	$ —	$ —

Other income (expense), net

Other income (expense), net, was $237,000, $1.1 million and $(1.9) million in 2004, 2003 and 2002, respectively, and consists of interest earnings on our cash, cash equivalents and short-term investments, as well as adjustments made to the carrying value of cost-based investments. The decrease from 2003 as compared to 2004 was primarily due to the sale of investments for a gain of $627,000 in September 2003 as well as lower interest income as a result of lower average cash, cash equivalent and short-term investment balances due to our use of cash in operations. In 2002, we recorded a charge of $3.5 million for the impairment of the carrying value of cost-based investments.

Income taxes

In 2004, 2003 and 2002, federal, state and foreign income taxes resulted in a provision of $11,000, $75,000 and $1.7 million, respectively, yielding an effective rate of .2%, .5% and 3.0%, respectively. The tax provision in 2004 and 2003 related to foreign withholding taxes. In 2002, the tax provision of $1.7 million primarily related to a deferred tax provision of $4.7 million for a valuation allowance provided on previously recorded net deferred tax assets, offset in part by a current benefit of $2.9 million for net operating loss carrybacks.

We provided full valuation allowances on deferred tax assets during 2004, 2003 and 2002 because of uncertainty regarding their realizability. The increase in the valuation allowance on our deferred tax assets was $3.2 million, $411,000 and $25.7 million during 2004, 2003 and 2002, respectively. At December 31, 2004 we had approximately $64.5 million of net operating loss carryforwards and $2.2 million of tax credit carryforwards, which begin to expire in 2021. In addition, we have $2.8 million of capital loss carryforwards, which expire in 2008.

Loss from discontinued operations

During the second quarter of 2004, the Company decided to discontinue its hardware business and, consequently, the results of those operations have been accounted for and presented as a discontinued operation. A reconciliation of the loss from discontinued operations for 2004, 2003 and 2002 is presented below (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Hardware revenue	$ 890	$ 73	$ —
Cost of hardware revenue	3,138	63	—
Gross profit (loss)	(2,248)	10	—
Operating expenses	2,272	8,926	5,945
Amortization of intangible assets	267	533	533
Restructuring and related charges	312	—	—
Impairment of assets	1,157	—	—
Loss from discontinued operations	$(6,256)	$(9,449)	$(6,478)

Included in cost of hardware revenue in 2004 is a $1.6 million net charge related to the impairment of inventory. Included in operating expenses of the discontinued operations are $74,000, $918,000 and $933,000 for 2004, 2003 and 2002, respectively, related to corporate allocations, which will be allocated to continuing operations in future periods.

Restructuring and related charges included in loss from discontinued operations include the following (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Employee separation	$ 194	$—	$—
Impairment of assets	1,157	—	—
Other charges	118	—	—
Total restructuring and impairment charges	$1,469	$—	$—

During the first quarter of 2004, we eliminated ten positions in the hardware business unit, representing 7% of our then remaining workforce. We incurred severance of $79,000, paid in April 2004, and $10,000 of related charges.

During the second quarter of 2004, we decided to discontinue our hardware business. As a result of the decision to discontinue the hardware business unit, we recorded a $1.5 million charge in the second quarter of 2004, of which $608,000 related to the impairment of tooling, $585,000 related to the impairment of software licenses used in the device, $120,000 related to severance for eight employees terminated, representing 7% of our then remaining workforce, and $162,000 related to other charges.

During the third quarter of 2004, we were able to sell some of the discontinued hardware inventory written-off in the second quarter of 2004 for more than originally anticipated, resulting in an adjustment to the impairment of assets charge. Certain costs associated with disposition of the hardware tooling were ultimately determined to be less than anticipated previously, resulting in an adjustment to other charges in the third quarter of 2004. There were no remaining liabilities related to the discontinued hardware business unit as of December 31, 2004.

Cumulative effect of change in accounting principle

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. SAFS No. 142 requires that goodwill and indefinite life intangible assets be reviewed for impairment upon adoption of the accounting standard and annually thereafter, or more frequently if impairment indicators arise. During the second quarter of 2002, we performed the first of the required impairment tests of goodwill and indefinite lived intangible assets and found instances of impairment in our recorded goodwill. Accordingly, during the third quarter of 2002, we completed our evaluation of goodwill and other intangible assets acquired in prior years. As a result, we retroactively recorded an impairment loss of $14.9 million as of January 1, 2002 as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

As of December 31, 2004, we had $12.9 million of cash, cash equivalents, restricted cash, and short-term investments compared to $17.7 million at December 31, 2003. Specifically, we had $11.7 million of unrestricted cash, cash equivalents, and short-term investments and $1.2 million of restricted cash as of December 31, 2004. Our restricted cash balance relates to securitization of our current corporate headquarters lease obligation, the majority of which will continue to secure that obligation through its expiration in 2014. Our working capital at December 31, 2004 was $11.1 million compared to $16.5 million at December 31, 2003, resulting primarily from the decrease in overall cash, cash equivalents, and short-term investments balances used to fund operating losses.

During 2004, net cash used in operating activities was $1.9 million, primarily attributable to our net loss of $7.1 million. The use of cash attributable to our net loss was largely offset by a $3.1 million non-cash impairment charge related to a decision to discontinue our hardware business unit and a $2.7 million decrease in restricted cash related to planned reductions in letters of credit supporting our former corporate headquarters facility lease.

During 2003, net cash used in operating activities was $16.5 million, primarily due to our net loss of $14.0 million, the use of approximately $1.6 million for the purchase of assets related to our now-discontinued hardware business and $6.3 million for payment of obligations resulting from our restructuring activities, offset by receipts in the second quarter of $2.8 million from the refund of prior years' income taxes and $1.5 million from the settlement of a legal dispute.

During 2002, our operating activities resulted in a cash outflow of $36.0 million, primarily due to our net operating loss of $73.5 million, offset by a non-cash charge of $14.9 million for the cumulative effect of change in an accounting principle, a non-cash charge of $16.2 million for restructuring and a non-cash charge of $6.5 million for impairment of goodwill and other intangible assets.

Investing activities provided cash of $648,000, $10.9 million and $15.4 million in 2004, 2003 and 2002, respectively. Investing activities in 2004 included $1.3 million provided by maturities of short-term investments and $776,000 in capital expenditures primarily related to the purchase of furniture, equipment and leasehold improvements for our new corporate headquarters in the second and third quarters of 2004. Investing activities in 2003 included $10.3 million provided by maturities of short-term investments and proceeds of $759,000, resulting from the sale of an investment, offset by $249,000 used for capital equipment purchases. Investing activities in 2002 included $21.0 million provided by maturities of short-term investments, offset by $3.9 million of net cash used in the acquisition of Infogation Corporation and $1.6 million used for capital equipment purchases.

Financing activities in 2004, 2003 and 2002 generated $461,000, $268,000, and $1.1 million, respectively, as a result of employees' exercise of stock options.

In addition to cash that may be necessary to fund future operating activities, we have the following future or potential cash commitments:

- We have an OEM Distribution Agreement with Microsoft Corporation, which enables us to resell Microsoft Windows Embedded operating systems. The resale of Microsoft Windows Embedded operating systems represents a significant portion of our revenue. There are provisions within the OEM Distribution Agreement that allow for the audit of our internal records and processes by Microsoft and its representatives. We underwent an audit which began in the fourth quarter of 2003 and concluded in the second quarter of 2004. The audit covered a period of five years. Microsoft determined that we had correctly reported royalties during the audit period but that we could not account for all license inventory that we had received from Microsoft's authorized replicators. While we believe that the unaccounted-for license inventory related to undocumented inventory returns and disagreed with the audit findings, we ultimately chose to settle the dispute. Total settlement costs were $310,000 in the second quarter of 2004, which included audit costs of $140,000. This amount has been included within selling, general and administrative expense for 2004. Substantially all of the settlement amount will be paid to Microsoft in the first quarter of 2005;

- In February 2004, we signed an amendment to the lease for our former corporate headquarters and simultaneously entered into a ten-year lease for a new corporate headquarters, also located in Bellevue, Washington. The amendment of the former headquarters lease, which was scheduled to terminate on December 31, 2004, provided that no cash lease payments were to be made for the remainder of that lease term. Similarly, the new corporate headquarters lease also provided that no cash lease payments were to be made during 2004. However, if we default under our new corporate headquarters lease, the landlord has the ability to demand payment for cash payments forgiven in 2004 under the former headquarters lease. The amount of the forgiven payments for which the landlord can demand repayment was $2.3 million at December 31, 2004. The amount of the forgiven payments for which the landlord has the ability to demand repayment decreases on the straight-line basis over the length of our new ten-year headquarters lease; and

- Our other principal commitments consist of obligations outstanding under operating leases, which expire through 2014. We have operating lease commitments for office space in Bellevue, Washington; San Diego, California; and Taipei, Taiwan. The annual obligations under all of these leases are detailed in the table below.

Contractual commitments at December 31, 2004 were as follows (in thousands):

Operating leases:	
2005	$ 781
2006	761
2007	753
2008	790
2009	844
Thereafter	4,737
Total commitments	$8,666

We believe that our existing cash, cash equivalents and short-term investments will be sufficient to meet our remaining needs for working capital and capital expenditures for the next 12 months.

Related Party Transactions

During the second quarter of 2003, we hired Bibeault & Associates as turnaround consultants. Under this consulting arrangement, we incurred approximately $355,000 of consulting fees in 2003.

In July 2003, we named Donald Bibeault, President of Bibeault & Associates, as Chairman of the Board of Directors and entered into a new consulting agreement with him. Under this agreement, Mr. Bibeault provides us onsite consulting services. For the years ended December 31, 2004 and 2003, we incurred expenses of approximately $158,000 and $115,000, respectively, under this consulting agreement.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt Statement 123R beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption.

The two transition methods include a prospective and a retroactive adoption option. The prospective adoption method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. The retroactive adoption method requires that compensation expense be recorded for all unvested stock options and restricted stock beginning with the first period restated. Under the retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.

We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006, beginning on January 1, 2006. We do not expect the adoption of SFAS 153 to have any impact on our financial position or results of operations.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Interest Rate Risk. We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents consist of high-quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one issue to a maximum of 15% and any one issuer to a maximum of 10% of the total portfolio, with the exception of treasury securities, commercial paper and money market funds, which are exempt from size limitation. The policy limits all short-term investments to mature in two years or less, with the average maturity being one year or less. These securities are subject to interest rate risk and will decrease in value if interest rates increase.

The following table presents the amounts of our cash equivalents and short-term investments that are subject to market risk by range of expected maturity and weighted average interest rates as of December 31, 2004 and 2003. This table does not include money market funds, as those funds are not subject to market risk.

	Maturing in				
	Three Months or Less	Three Months to One Year	Greater Than One Year	Total	Fair Value
	(Dollars in thousands)				
As of December 31, 2004					
Included in cash and cash equivalents	$ —	—	—	$ —	$ —
Weighted average interest rate	—	—	—		
Included in short-term investments	$ 650	$6,150	—	$6,800	$6,800
Weighted average interest rate	2.42%	1.8%	—		
As of December 31, 2003					
Included in cash and cash equivalents	$1,601	—	—	$1,601	$1,601
Weighted average interest rate	0.9%	—	—		
Included in short-term investments	$4,925	$2,612	$602	$8,139	$8,139
Weighted average interest rate	2.1%	0.9%	0.2%		

Foreign Currency Exchange Rate Risk. Currently, the majority of our revenue and expenses is denominated in U.S. dollars, and, as a result, we have not experienced significant foreign exchange gains or losses to date. While we have conducted some transactions in foreign currencies and expect to continue to do so, we do not anticipate that foreign exchange gains or losses will be significant. We have not engaged in foreign currency hedging to date, although we may do so in the future.

Our international business is subject to risks typical of international activity, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures and other regulations and restrictions. Accordingly, our future results could be impacted by changes in these or other factors.

Our exposure to foreign exchange rate fluctuations can vary as the financial results of our foreign subsidiary are translated into U.S. dollars in consolidation. The effect of foreign exchange rate fluctuations for the year ended December 31, 2004 was not material.

Item 8. ***Financial Statements and Supplementary Data.***

BSQUARE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of BSQUARE Corporation

We have audited the accompanying consolidated balance sheets of BSQUARE Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BSQUARE Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets in connection with the adoption of Statement of Financial Accounting Standards Statement No. 142, *Goodwill and Other intangible Assets* (SFAS No. 142).

Ernst & Young LLP

Seattle, Washington
February 25, 2005

BSQUARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,943	$ 5,700
Restricted cash	—	3,906
Short-term investments	6,800	8,139
Accounts receivable, net of allowance for doubtful accounts of $222 in 2004 and $320 in 2003	4,841	6,263
Current assets of discontinued operations	—	2,401
Prepaid expenses and other current assets	547	856
Total current assets	17,131	27,265
Equipment, furniture and leasehold improvements, net	784	640
Restricted cash	1,200	—
Non-current assets of discontinued operations	—	1,660
Other assets	16	548
Total assets	$ 19,131	$ 30,113
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,340	$ 3,541
Other accrued expenses	2,880	3,016
Accrued compensation	878	1,063
Accrued legal fees	534	576
Accrued restructuring costs and other	—	1,433
Deferred revenue	390	1,146
Total current liabilities	6,022	10,775
Deferred rent	375	—
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value: authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, no par value: authorized 150,000,000 shares, issued and outstanding, 38,132,479 shares in 2004 and 37,503,176 shares in 2003	118,350	117,889
Accumulated other comprehensive loss	(406)	(392)
Accumulated deficit	(105,210)	(98,159)
Total shareholders' equity	12,734	19,338
Total liabilities and shareholders' equity	$ 19,131	$ 30,113

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Revenue:			
Software	$28,364	$ 28,163	$ 19,478
Service	10,556	9,379	18,028
Total revenue	38,920	37,542	37,506
Cost of revenue:			
Software	21,893	21,401	13,948
Service	7,977	9,740	16,847
Total cost of revenue	29,870	31,141	30,795
Gross profit	9,050	6,401	6,711
Operating expenses:			
Selling, general and administrative	9,176	12,609	19,230
Research and development	855	1,768	10,747
Acquired in-process research and development	—	—	1,698
Amortization of intangible assets	—	50	847
Impairment of goodwill and other intangible assets	—	453	6,472
Restructuring and other related charges (credits)	40	(2,960)	16,249
Total operating expenses	10,071	11,920	55,243
Loss from operations	(1,021)	(5,519)	(48,532)
Other income (expense), net	237	1,059	(1,900)
Loss from continuing operations before income taxes	(784)	(4,460)	(50,432)
Income tax provision	(11)	(75)	(1,696)
Loss from continuing operations	(795)	(4,535)	(52,128)
Loss from discontinued operations	(6,256)	(9,449)	(6,478)
Loss before cumulative effect of change in accounting principle	(7,051)	(13,984)	(58,606)
Cumulative effect of change in accounting principle	—	—	(14,932)
Net loss	$ (7,051)	$(13,984)	$(73,538)
Basic and diluted loss per share:			
Loss from continuing operations	$ (0.02)	$ (0.13)	$ (1.43)
Loss from discontinued operations	(0.17)	(0.25)	(0.18)
Cumulative effect of change in accounting principle	—	—	(0.41)
Basic and diluted loss per share	$ (0.19)	$ (0.38)	$ (2.02)
Shares used in calculation of basic and diluted loss per share	37,855	37,270	36,413

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
				(In thousands, except share amounts)				
Balance, January 1, 2002	—	$ —	34,875,585	$ 111,459	$ (121)	$ (1,880)	$ (10,637)	$ 98,821
Net loss	—	—	—	—	—	—	(73,538)	(73,538)
Foreign currency translation adjustment	—	—	—	—	—	188	—	188
Realized loss on investments	—	—	—	—	—	1,367	—	1,367
Comprehensive loss								(71,983)
Exercise of stock options and employee stock purchase plan, net of cancellations	—	—	924,689	1,544	—	—	—	1,544
Stock-based compensation, net of adjustments	—	—	—	—	106	—	—	106
Issuance of common stock upon acquisition of Infogation Corporation	—	—	1,167,854	4,146	—	—	—	4,146
Balance, December 31, 2002	—	—	36,968,128	117,149	(15)	(325)	(84,175)	32,634
Net loss	—	—	—	—	—	—	(13,984)	(13,984)
Foreign currency translation adjustment	—	—	—	—	—	(67)	—	(67)
Comprehensive loss								(14,051)
Exercise of stock options	—	—	398,586	268	—	—	—	268
Stock-based compensation, net of adjustments	—	—	—	—	15	—	—	15
Issuance of common stock warrant	—	—	—	332	—	—	—	332
Issuance of common stock for earnout provision	—	—	6,700	5	—	—	—	5
Shares issued related to the Purchase of Infogation Corporation	—	—	129,762	135	—	—	—	135
Balance, December 31, 2003	—	—	37,503,176	117,889	—	(392)	(98,159)	19,338
Net loss	—	—	—	—	—	—	(7,051)	(7,051)
Foreign currency translation adjustment	—	—	—	—	—	(14)	—	(14)
Comprehensive loss								(7,065)
Exercise of stock options	—	—	629,303	461	—	—	—	461
Balance, December 31, 2004	—	$ —	38,132,479	$ 118,350	$ —	$ (406)	$ (105,210)	$ 12,734

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
		(In thousands)	
Cash flows from operating activities:			
Net loss	$(7,051)	$(13,984)	$(73,538)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	584	1,492	3,320
Deferred income taxes	—	—	4,721
Write down of investments	—	78	3,476
Impairment and restructuring charges of discontinued operations	3,069	—	—
Decrease (increase) of assets of discontinued operations	781	(1,639)	(112)
Restructuring and other related charges (credits)	40	(2,960)	16,249
Gain on sale of investments	—	(627)	—
Impairment of goodwill and other intangible assets	—	453	6,472
Acquired in-process research and development	—	—	1,698
Cumulative effect of change in accounting principle	—	—	14,932
Other	(37)	53	64
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations:			
Restricted cash	2,706	1,734	(5,940)
Accounts receivable, net	1,422	231	2,339
Income tax receivable	—	2,779	(1,465)
Prepaid expenses and other current assets	309	640	(930)
Other assets	532	2,000	(142)
Accounts payable and accrued expenses	(3,826)	(6,254)	(5,787)
Deferred revenue	(756)	(474)	(1,324)
Deferred rent	375	—	—
Net cash used in operating activities	(1,852)	(16,478)	(35,967)
Cash flows from investing activities:			
Purchases of furniture, equipment and leasehold improvements	(776)	(249)	(1,585)
Maturity of short-term investments, net	1,339	10,305	20,964
Purchase of Infogation Corporation, net of cash acquired	—	—	(3,893)
Purchase of customer list	—	—	(75)
Proceeds from the disposal of equipment	85	121	
Sale of investments	—	759	—
Net cash provided by investing activities	648	10,936	15,411
Cash flows from financing activities:			
Proceeds from exercise of stock options, warrants and employee stock purchase plan	461	268	1,106
Net cash provided by financing activities	461	268	1,106
Effect of exchange rate changes on cash	(14)	(67)	188
Net decrease in cash and cash equivalents	(757)	(5,341)	(19,262)
Cash and cash equivalents, beginning of year	5,700	11,041	30,303
Cash and cash equivalents, end of year	$ 4,943	$ 5,700	$ 11,041

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Accounting Policies

Description of Business

BSQUARE Corporation (BSQUARE), a Washington corporation, and its subsidiaries (collectively, the Company) provides software and engineering services to the smart device marketplace. A smart device is a dedicated purpose computing device that typically has the ability to display information, runs an operating system (e.g., Microsoft® Windows® CE .NET) and may be connected to a network via a wired or wireless connection. Examples of smart devices that BSQUARE targets include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, personal digital assistants (PDAs), personal media players and smartphones.

The Company's software and engineering services are focused on devices running customized embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE .NET, Windows XP Embedded and Windows Mobile™ for Pocket PC and Smartphone.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company including the wholly owned subsidiaries of BSQUARE. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, assessing the collectibility of accounts receivable, the realization of deferred tax assets and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period, net of shares subject to repurchase, and excludes any dilutive effects of common stock equivalent shares, such as options and warrants (using the treasury stock method) and convertible securities (using the if-converted method). Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits, money market accounts and all highly liquid debt instruments with a maturity date at the time of purchase of three months or less.

Restricted Cash

Restricted cash represents deposits held at financial institutions as security for an outstanding letter of credit expiring through 2014 related to the Company's headquarters lease obligation.

Short-term Investments

The Company's short-term investments consist primarily of investment-grade marketable securities, which are classified as held-to-maturity and recorded at amortized cost, which approximates fair value.

Due to the short-term nature of these investments, changes in market interest rates would not have a significant impact on the fair value of these securities.

Financial Instruments and Concentrations of Risk

The Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates fair value based on their liquidity or short-term nature.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers' financial condition, and generally does not require collateral. The Company estimates the uncollectibility of its accounts receivable and records an allowance for potential credit losses. The Company considers many factors when making its estimates, including analyzing accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in its customer payment terms when evaluating the adequacy of the reserve for uncollectible accounts. When a specific account is deemed uncollectible, the account is written off against the allowance.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over estimated useful lives:

Computer equipment and system software	3 years
Office furniture and equipment	3-5 years

Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives. Maintenance and repairs costs are expensed as incurred. When properties are retired or otherwise disposed of, gains or losses are reflected in the statement of operations. When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase measures impairment. See Note 4 for further discussion.

Software Development Costs

Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenue, estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense was $7,000, $5,000 and $220,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

The Company follows Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense related to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123, amended by SFAS No. 148 "Accounting for Stock-Based-Compensation—Transition and Disclosure," requires companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. The Company recognizes compensation expense for options granted to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus Issue 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," which require using the Black-Scholes option pricing model and re-measuring such stock options to the current fair market value as the underlying options vest.

Deferred stock-based compensation consists of amounts recorded when the exercise price of an option is lower than the fair value of the underlying common stock on the date of grant. Deferred stock-based compensation is amortized in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28, on a graded vesting basis, over the vesting period of the underlying option.

Pro forma information regarding net loss is required by SFAS No. 123 and SFAS No. 148 as if the Company had accounted for its employee stock options under the fair value method. The fair value of the Company's options was estimated on the date of grant using the Black-Scholes method, with the following weighted average assumptions:

	Year Ended December 31,		
	2004	2003	2002
Dividend yield	0%	0%	0%
Expected life	4 years	4 years	5 years
Expected volatility	140%	175%	180%
Risk-free interest rate	3.1%	2.5%	2.8%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized ratably to expense over the options' vesting period. The following table illustrates what net loss would have been had the Company accounted for its stock options under the provisions of SFAS 123 (in thousands, except for per share data):

	Year Ended December 31,		
	2004	2003	2002
Net loss, as reported	$ (7,051)	$(13,984)	$(73,538)
Stock-based compensation recognized under APB 25	—	15	106
Employee compensation expense under SFAS 123	(1,592)	(586)	(1,115)
Pro forma net loss	$ (8,643)	$(14,555)	$(74,547)
Basic and diluted loss per share, as reported	$ (0.19)	$ (0.38)	$ (2.02)
Pro forma basic and diluted loss per share	$ (0.23)	$ (0.39)	$ (2.05)
Shares used to calculate pro forma basic and diluted loss per share	37,855	37,270	36,413

Income Taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and revenue and expense accounts at the average exchange rates during the year. Resulting translation adjustments are included in "Accumulated other comprehensive loss," a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the period incurred and were not significant for any of the periods presented.

Revenue Recognition

The Company recognizes revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectibility is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the fee is fixed or determinable based on the contract and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

The Company recognizes revenue upon shipment provided that no significant obligations remain on its part. The Company also enters into arrangements in which a customer purchases a combination of software licenses, professional engineering services and/or post-contract customer support or maintenance (PCS). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements, whether undelivered elements are essential to the functionality of delivered elements, and when to recognize revenue. PCS includes rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing VSOE have an impact on the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition but would not change the total revenue recognized on the contract.

When elements such as software and professional engineering services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements. In the absence of determinable fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements for which there is no determinable fair value are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

Service revenue from fixed-priced contracts is recognized using the percentage of completion method. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. The Company relies on estimates of total expected hours as a measure of performance and cost in order to determine the amount of revenue to be recognized. Revisions to hour and cost estimates are recorded in the period the facts that give rise to the revision become known. Losses on fixed-priced contracts are recognized in the period when they become known. Service revenue from time and materials contracts and training services is recognized as services are performed.

The Company records OEM licensing revenue, primarily royalties, when OEM partners ship products incorporating its software, if collection of such revenue is deemed probable.

Deferred revenue includes deposits received from customers for service contracts and unamortized service contract revenue, customer advances under OEM licensing agreements and maintenance revenue. In instances where final acceptance of the software, services or hardware is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Estimated costs of future warranty claims and claims under indemnification provisions are accrued based on historical experience. If actual costs of claims differ from its estimates, revision to the estimated warranty liability would be required.

The Company performs ongoing credit evaluations of its customers' financial condition and generally do not require collateral. The Company maintains allowances for estimated credit losses.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt Statement 123R beginning July 1, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption.

The two transition methods include a prospective and a retroactive adoption option. Prospective adoption requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. Retroactive adoption method requires that compensation expense be recorded for all unvested stock options and restricted stock beginning with the first period restated. Under the retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.

The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the consolidated result of operations and earnings per share. The Company has not determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006, beginning on January 1, 2006. The Company does not expect the adoption of SFAS 153 to have any impact on its financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Cash, Restricted Cash and Short-Term Investments

The Company's cash, cash equivalents, restricted cash and short-term investments consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Cash and equivalents:		
Money market funds	$4,353	$ 724
Cash	590	3,375
Commercial paper	—	600
Municipal certificates	—	1,001
	$4,943	$5,700
Restricted cash:		
Commercial time deposits	$1,200	$ —
Money market funds	—	3,906
	$1,200	$3,906
Short-term investments:		
Commercial time deposits	$4,000	$ —
Municipal securities	2,800	1,851
Corporate notes and bonds	—	4,564
Governments and agencies	—	1,724
	$6,800	$8,139

The contractual maturities of debt securities are all within one year.

3. Equipment, Furniture and Leasehold Improvements

Major components of equipment, furniture, and leasehold improvements consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Computer equipment and system software	$ 2,291	$ 2,157
Office furniture and equipment	1,036	982
Leasehold improvements	728	303
	4,055	3,442
Less: accumulated depreciation and amortization	(3,271)	(2,802)
	$ 784	$ 640

Depreciation and amortization expense was $584,000, $1.4 million and $2.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

4. Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. SFAS No. 142 requires that goodwill and indefinite life intangible assets be reviewed for impairment upon adoption of the accounting standard and annually thereafter, or more frequently if impairment indicators arise. In 2002, the Company recorded an impairment loss of $14.9 million attributable to goodwill as the cumulative effect of this change in accounting principle.

In addition, due to weaker-than-expected demand for telematics products and services, the Company significantly reduced its telematics personnel, most of whom joined the Company through the acquisition of Infogation Corporation. As a result, the Company evaluated the carrying value of the goodwill and other intangible assets associated with the purchase of Infogation and recognized an impairment loss of $6.5 million in the third quarter of 2002. In calculating these impairment losses, the Company evaluated the fair value of its reporting units by estimating the expected present value of their future cash flows. The Company no longer actively pursues telematics work.

In March 2003, $300,000 and 129,729 shares of common stock (together, the Escrow Consideration) previously held in escrow related to the March 2002 purchase of Infogation Corporation (Infogation) were released to the former owners of Infogation (the Sellers). The escrow account was designated for a variety of uncertainties and potential claims related to representations and warranties of the Sellers. The Escrow Consideration was valued at $435,000 on its release date and considered a purchase price adjustment. Because of the 2002 decision to significantly reduce telematics personnel, the Company recorded an impairment charge for the entire value of the Escrow Consideration in the first quarter of 2003.

5. Income Taxes

The income tax provision consists of the following (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Current:			
U.S. current	$ —	$ —	$ 2,856
International	(11)	(75)	169
Deferred	—	—	(4,721)
Total tax provision	$(11)	$(75)	$(1,696)

The components of net deferred tax assets consist of the following:

	December 31,	
	2004	2003
Deferred income tax assets:		
Depreciation and amortization	$ 2,076	$ 2,139
Accrued expenses and reserves	880	1,125
Net operating loss carryforwards	21,938	18,122
Capital loss carryforward	2,773	2,773
Research and development credit carryforward	2,004	2,182
Other	154	261
Deferred tax asset valuation allowance	(29,825)	(26,602)
	$ —	$ —

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

	Year Ended December 31,		
	2004	2003	2002
Taxes at the U.S. statutory rate	34.0%	34.0%	35.0%
Increase (decrease) resulting from:			
Losses for which no benefit can be recognized	8.4	(22.6)	(28.3)
Increase in valuation allowance	(45.7)	(3.0)	(6.4)
Research and development tax credit	—	1.5	0.4
International operations	(0.2)	(0.5)	—
Rate change	—	(5.2)	1.1
Amortization of intangible assets	—	—	(5.0)
Other, net	3.3	(4.7)	0.2
	(0.2)%	(0.5)%	(3.0)%

The Company has provided a full valuation allowance on deferred tax assets during 2004, 2003 and 2002 because of the uncertainty regarding their realizability. The valuation allowance increased $3.2 million in 2004, $411,000 in 2003 and $25.7 million in 2002. At December 31, 2004, the Company had approximately $64.5 million of net operating loss carryforwards and $2.2 million of tax credit carryforwards, which begin to expire in 2021. In addition, the Company has $2.8 million of capital loss carryforwards, which expire in 2008.

6. Commitments and Contingencies

Contractual Commitments

The Company's principal commitments consist of obligations outstanding under operating leases, which expire through 2014. The Company has lease commitments for office space in Bellevue, Washington; San Diego, California; and Taipei, Taiwan.

In February 2004, the Company signed an amendment to the lease for its then corporate headquarters and simultaneously entered into a ten-year lease for a new corporate headquarters, also located in Bellevue, Washington. The amendment to the former headquarters lease, which was scheduled to terminate on December 31, 2004, provided that no cash lease payments were to be made for the remainder of that lease term. Similarly, the new corporate headquarters lease also provided that no cash lease payments were to be made during 2004. However, in the event the Company was to default under its new corporate headquarters lease, the landlord has the ability to demand payment for cash payments forgiven in 2004 under the former headquarters lease. The amount of the forgiven payments that the landlord has the ability to demand repayment for decreases on the straight-line basis over the length of the new ten-year headquarters lease. Cash payments for which the landlord has the ability to demand repayment for were $2.3 million at December 31, 2004. The lease agreement for the new corporate headquarters contains a lease escalation clause calling for increased rents during the second half of the ten-year lease.

The aggregate cash payments made under operating leases in the years ended December 31, 2004, 2003 and 2002 were $170,000, $2.6 million, and $4.6 million, respectively. As described above, there were no cash payments due for the former or new corporate headquarters facility leases in 2004. Non-cash expense related the headquarters lease for the year ended December 31, 2004 was $375,000, which has been recorded as a deferred rent liability at December 31, 2004. Rent expense was $472,000, $2.6 million, and $4.6 million for 2004, 2003, and 2002, respectively.

As of December 31, 2004, the Company had $1.2 million pledged as collateral for a bank letter of credit under the terms of its new headquarters facility lease. The pledged cash supporting the outstanding letter of credit is recorded as restricted cash.

Contractual commitments at December 31, 2004 were as follows (in thousands):

Operating leases:	
2005	$ 781
2006	761
2007	753
2008	790
2009	844
Thereafter	4,737
Total commitments	$8,666

Legal Proceedings

In Summer and early Fall 2001, four purported shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors (the Individual Defendants), and the underwriters of its initial public offering. The suits purport to be class actions filed on behalf of purchasers of the Company's common stock during the period from October 19, 1999 to December 6, 2000. The complaints against the Company have been consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002 and is now the operative complaint.

The plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company's initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for the Company's initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. The action seeks damages in an unspecified amount.

The action is being coordinated with approximately 300 other nearly identical actions filed against other companies. On July 15, 2002, the Company moved to dismiss all claims against it and the Individual Defendants. On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice based upon Stipulations of Dismissal filed by the plaintiffs and the Individual Defendants. On February 19, 2003, the Court denied the motion to dismiss the complaint against the Company. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Company's case. The Company has approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of the Company and the Individual Defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. It is anticipated that any potential financial obligation of the Company to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. The Company currently is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers are solvent, and the company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement will involve any payment by the Company. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from the Company's insurance carriers should arise, the Company's maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million.

On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Judge Scheindlin of the United States District Court for the Southern District of New York ruled that the issuer defendants and the plaintiffs must submit a revised settlement agreement which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. There will be a conference with Judge Scheindlin on March 18, 2005 to discuss the status of the revised settlement agreement. The underwriter defendants will have an opportunity to object to the revised settlement agreement. There is no assurance that the parties to the settlement will be able to agree to a revised settlement agreement consistent with the court's opinion, or that the court will grant final approval to the settlement to the extent the parties reach agreement. If the settlement agreement is not approved and the Company is found liable, the Company is unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company's insurance coverage, and whether such damages would have a material impact on the Company's results of operations or financial condition in any future period.

Microsoft Audit

The Company has an OEM Distribution Agreement with Microsoft Corporation, which enables the Company to resell Microsoft Windows Embedded operating systems. The resale of Microsoft Windows Embedded operating systems represents a significant portion of the Company's revenue. There are provisions within the OEM Distribution Agreement that allow for the audit of the Company's internal records and processes by Microsoft and its representatives. The Company underwent an audit which began in the fourth quarter of 2003 and concluded in the second quarter of 2004. The audit covered a period of five years. Microsoft determined that the Company had correctly reported royalties during the audit period but that the Company could not account for all license inventory that the Company had received from Microsoft's authorized replicators. While the Company believes that the unaccounted-for license inventory related to undocumented inventory returns and disagreed with the audit findings, the Company ultimately chose to settle the dispute. Total settlement costs were $310,000 in the second quarter of 2004, which included audit costs of $140,000. This amount has been included within selling, general and administrative expense for the year ended December 31, 2004. Substantially all of the settlement amount will be paid to Microsoft in the first quarter of 2005.

7. Shareholders' Equity

Common Stock Reserved for Future Issuance

At December 31, 2004, the Company had the following shares of common stock reserved for future issuance:

Stock options	9,036,793
Warrants outstanding	400,000
	9,436,793

Warrants

In June 2003, as a result of a facilities restructuring settlement agreement, the Company issued warrants to purchase up to 400,000 shares of the Company's common stock at an exercise price of $1.14 per share. The warrants were fully vested at the time of issuance and expire in June 2008. The warrants' value was estimated at $332,000 using the Black-Scholes model with an expected dividend yield of 0.0%, a risk-free interest rate of 1.5%, volatility of 180% (estimated based on the two-year average volatility of the Company's common stock price) and a contractual life of five years.

Stock Options

In May 1997, the Company adopted the Amended and Restated Stock Option Plan (the Amended Plan). Under the Amended Plan, the Board of Directors may grant non-qualified stock options at a price determined by the Board, not to be less than 85% of the fair market value of the common stock. These options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally four years. Incentive stock options granted under this program may only be granted to employees and directors of the Company, have a term of up to 10 years, and shall be granted at a price equal to the fair market value of the Company's stock. The Amended Plan was amended in 2003 to allow for an automatic annual increase in the number of shares reserved for issuance during each of the Company's fiscal years by an amount equal to the lesser of (i) four percent of the Company's outstanding shares at the end of the previous fiscal year, (ii) an amount determined by the Company's Board of Directors, or (iii) 1,500,000 shares.

In July 2000, the Company adopted the 2000 Non-Qualified Stock Option Plan (the 2000 Plan). Under the 2000 Plan, the Board of Directors may grant non-qualified stock options at a price determined by the Board. These stock options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally over four years.

A summary of all stock option activity follows:

	Available for Issuance	Number of Options Outstanding	Weighted Average Exercise Price
Balance, January 1, 2002	2,450,372	5,178,670	$7.48
Authorized	1,660,356	—	—
Assumption of acquired company options	(178,893)	178,893	0.86
Granted	(3,613,178)	3,613,178	1.34
Exercised	—	(724,716)	0.73
Canceled	2,520,173	(2,520,173)	7.70
Balance, December 31, 2002	2,838,830	5,725,852	4.12
Authorized	1,500,000	—	—
Granted	(3,063,058)	3,063,058	1.29
Exercised	—	(398,586)	0.67
Canceled	2,622,974	(2,622,974)	5.08
Balance, December 31, 2003	3,898,746	5,767,350	2.42
Authorized	—	—	—
Granted	(3,181,852)	3,181,852	0.65
Exercised	—	(629,303)	0.73
Canceled	1,649,008	(1,649,008)	3.06
Balance, December 31, 2004	2,365,902	6,670,891	1.58

The following table summarizes information regarding currently outstanding and exercisable options at December 31, 2004:

	Outstanding			Exercisable	
	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Range of exercise price:					
$0.05—$0.58	2,585,389	9.49	$ 0.50	163,865	$ 0.35
$0.59—$1.20	1,738,944	8.34	0.95	1,082,719	0.93
$1.21—$1.80	1,672,596	8.14	1.49	888,299	1.49
$1.81—$3.60	326,726	6.88	3.43	249,405	3.44
$3.61—$36.00	347,236	5.72	11.49	333,555	11.57
	6,670,891	8.53	1.58	2,717,843	2.62

As of December 31, 2004, 2003 and 2002, there were 2,717,843, 2,173,483 and 2,063,769 options exercisable, respectively, at weighted average exercise prices of $2.62, $3.62 and $5.57, respectively. For the years ended December 31, 2004, 2003 and 2002, the weighted average grant date fair value of options granted was $0.55, $1.23 and $1.30, respectively.

1999 Employee Stock Purchase Plan

On July 21, 1999, the Board of Directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the 1999 Purchase Plan). Under the 1999 Purchase Plan, the Company was authorized to sell up to 1,500,000 shares of common stock in a series of eighteen-month offerings. In March 2002, the Company's shareholders approved an amendment to the 1999 Purchase Plan to increase the authorized shares of common stock to 2,500,000. The 1999 Purchase Plan permitted eligible employees of the Company to acquire shares of the Company's common stock through periodic payroll deductions of up to 10% of base cash compensation. The price at which the common stock was purchased was 85% of the lesser of 1) the fair market value of the Company's common stock on the first day of the applicable offering period or 2) the fair market value of the shares on the purchase date. The initial offering period commenced on the effectiveness of the initial public offering. During the year ended December 31, 2002, the Company issued 230,129 shares under the plan. The plan was terminated during 2002.

Deferred Stock-Based Compensation

In connection with the grant of certain stock options to employees and consultants during 1999, the Company recorded deferred-stock based compensation of $1.1 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized, in accordance with FASB Interpretation No. 28, on a graded vesting basis over the vesting period of the applicable options (generally four years). During the years ended December 31, 2003 and 2002, the Company recorded stock-based compensation of $15,000 and $106,000, respectively. There was no such expense in the year ended December 31, 2004.

8. Employee Benefit Plan

Profit Sharing and Deferred Compensation Plan

The Company has a Profit Sharing and Deferred Compensation Plan (Profit Sharing Plan) under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate. The Company, at its discretion, may elect to match the participants' contributions to the Profit Sharing Plan. Participants will receive their share of the value of their investments and any applicable vesting upon retirement or termination, subject to a vesting schedule. The Company suspended matching contributions in September 2003. The contributions were reinstated in May 2004. During the years ended December 31, 2004, 2003 and 2002, the Company made matching contributions of $91,000, $235,000 and $665,000, respectively.

9. Supplemental Disclosure of Cash Flow Information (in thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash paid for interest	$—	$ 4	$ 1
Cash refunded for income taxes	—	(2,779)	(1,692)
Common stock issued for acquisition of Infogation Corporation	—	135	4,146
Warrants issued pursuant to lease termination settlement	—	332	—

All other significant non-cash financing activities are described elsewhere in the financial statements or the notes thereto.

10. Significant Customers

For the years ended December 31, 2004, 2003 and 2002, approximately 19%, 17% and 6%, respectively, of the Company's revenue was generated from Cardinal Healthcare Systems. At December 31, 2004 and 2003, Cardinal Healthcare Systems represented 9% and 13% of total accounts receivable, respectively. Substantially all of our sales to Cardinal Healthcare Systems were of Microsoft Embedded operating systems.

For the years ended December 31, 2004, 2003 and 2002, approximately 2%, 2% and 16% of the Company's revenue, respectively, was generated under a master development and license agreement with Microsoft. As of December 31, 2004 and 2003, Microsoft represented 0% and 3% of total accounts receivable, respectively.

11. Related Party Transactions

During the second quarter of 2003, the Company hired Bibeault & Associates as turnaround consultants. Under this consulting arrangement, the Company incurred approximately $355,000 of consulting fees in 2003.

In July 2003, the Company named Donald Bibeault, President of Bibeault & Associates, as Chairman of the Board of Directors and entered into a new consulting agreement with him. Under this agreement, Mr. Bibeault provides the Company onsite consulting services. For the years ended December 31, 2004 and 2003, the Company incurred expenses of approximately $158,000 and $115,000 under this consulting agreement, respectively.

12. Geographic and Segment Information

The Company follows the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." In the second quarter of 2004, the Company made the decision to discontinue its hardware business unit. As a result, the Company now only has one operating segment, software and services delivered to smart device makers.

The following table summarizes information about the Company's revenue and long-lived asset information by geographic areas (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Total revenue:			
United States	$34,155	$31,594	$29,716
Japan	1,093	1,856	4,996
Other foreign	3,672	4,092	2,794
Total revenue(1)	$38,920	$37,542	$37,506

	December 31,		
	2004	2003	2002
Long-lived assets:			
United States	$ 901	$ 2,030	$ 5,011
Japan	—	496	593
Other foreign	35	55	86
Total long-lived assets(2)	$ 936	$ 2,581	$ 5,690

(1) Revenue is attributed to countries based on location of customer invoiced.

(2) Long-lived assets do not include acquired intangible assets, goodwill or long-term investments.

13. Loss Per Share

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share (in thousands except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Net loss available to common shareholders (numerator basic and diluted)	$ (7,051)	$(13,984)	$(73,538)
Shares (denominator basic and diluted):			
Weighted average common shares outstanding(1)	37,855	37,270	36,413
Basic and diluted loss per share	$ (0.19)	$ (0.38)	$ (2.02)

(1) As of December 31, 2004, 2003 and 2002, there were stock options and warrants outstanding to acquire 7,070,891, 6,167,350 and 5,725,852 common shares, respectively, that were excluded from the computation of diluted loss per share because their effect was antidilutive.

14. Restructuring and Related Charges (Credit) and Discontinued Operations

Restructuring and Related Charges (Credit)

Restructuring and related charges (credits) included in loss from continuing operations include the following (in thousands):

	For the year ended December 31,		
	2004	2003	2002
Employee separation	$—	$ 461	$ 3,757
Excess facilities	—	328	9,287
Change in estimate due to effect of lease termination agreements	—	(4,506)	—
Impairment of assets	30	—	3,205
Other charges	10	757	—
Total restructuring and related charges (credits)	$ 40	$(2,960)	$16,249

In the year ended December 31, 2004, $30,000 in asset write-offs related to the Company's now-closed Japan operation, and $10,000 of related charges were charged to restructuring expense.

During 2003 the Company made significant progress in its efforts to mitigate excess facility commitments. The most significant mitigation was the restructuring of its corporate headquarters lease, which began with the signing of a Rent Deferral Agreement with the landlord of its corporate headquarters in December 2003. Subsequently, in February 2004, the Company signed an amendment to the lease for its current corporate headquarters and simultaneously entered into a ten-year lease for a new corporate headquarters, also located in Bellevue, Washington. The amendment of the then current headquarters lease, which was scheduled to terminate on December 31, 2004, provided that no cash lease payments were to be made for the remainder of the lease term. Similarly, the new corporate headquarters lease also provided that no cash payments were to be made during 2004. In previous quarters, the Company had recognized a restructuring charge for early lease termination fees and lease payments for excess space associated with its then corporate headquarters lease. As a result of these agreements, the associated remaining liability of $970,000, related to excess facilities, was reversed in the fourth quarter of 2003. At December 31, 2004, there were no remaining early lease termination fee obligations.

In June 2003, the Company negotiated a termination of its Sunnyvale, California facility lease. This lease termination resulted in accelerated cash payments of approximately $698,000 in the second quarter of 2003 and the issuance of a warrant to purchase up to 400,000 shares of the Company's common stock at a price of $1.14 per share. The warrant value was estimated at $332,000 using the Black-Scholes model with an expected dividend yield of 0.0%, a risk-free interest rate of 1.5%, volatility of 180% (estimated based on the two-year average volatility of its common stock price) and an contractual life of five years. During the third quarter of 2003, the Company finalized negotiations for the termination of its San Diego, California facility lease, resulting in accelerated cash payments of approximately $300,000 in July 2003. In addition, the Company agreed to enter into a new lease with the landlord, at a reduced rate, for approximately 2,600 square feet through January 2005. These arrangements resulted in a decrease to the estimate of the Company's obligation for future minimum lease payments of $3.5 million.

In the fourth quarter of 2003, the Company decided to close its Japan office. In connection with this decision, the Company recognized a restructuring charge of $412,000 in that quarter, of which $86,000 related to severance for all remaining employees, $42,000 was associated with remaining lease payments on the excess facility, $140,000 related to the impairment of fixed assets, and $144,000 was for other related charges.

In addition to the reductions in its Japan office, the Company announced two company-wide reductions in workforce of 30 employees, approximately 15% of its remaining workforce. In connection with these headcount reductions, the Company paid approximately $375,000 in severance and other benefits in 2003.

During the first, third and fourth quarters of 2002, the Company initiated restructuring activities to reduce headcount and infrastructure, and to eliminate excess leased facilities. During 2002, the Company recorded $16.2 million in restructuring and other related charges.

Included in the charges recorded in 2002 were net non-cash adjustments of $1.1 million, due to changes in estimates and assumptions related to the impact of subleasing excess facilities and the successful negotiation of an early lease termination. Other related charges recorded in 2002 included impairment losses of $3.2 million for property and equipment disposed of or abandoned. In calculating the impairment loss, the Company evaluated the fair value of the assets located in the facilities to be abandoned by estimating the expected present value of their future cash flows.

The following table provides a rollforward of accrued restructuring costs (in thousands):

	Employee Separation Costs	Excess Facilities	Other Related Charges	Total
Balance, January 1, 2002	$ 10	$ 4,524	$ —	$ 4,534
Charges	3,757	9,287	3,205	16,249
Non-cash charges and adjustments	—	1,108	—	1,108
Cash payments	(2,513)	(5,083)	—	(7,596)
Impairment of property and equipment	—	—	(3,205)	(3,205)
Balance, December 31, 2002	1,254	9,836	—	11,090
Charges	461	328	757	1,546
Change in estimates due to the effect of lease termination arrangements	—	(4,506)	—	(4,506)
Warrant issued pursuant to lease termination agreement	—	(332)	—	(332)
Impairment of property and equipment	—	—	(140)	(140)
Non-cash charges and adjustments	—	—	57	57
Cash payments pursuant to lease termination agreements	—	(998)	—	(998)
Cash payments	(1,662)	(3,107)	(515)	(5,284)
Balance, December 31, 2003	53	1,221	159	1,433
Charges included in loss from continuing operations	—	—	40	40
Cash payments	(53)	(1,221)	(169)	(1,443)
Impairment of property and equipment	—	—	(30)	(30)
Balance, December 31, 2004	$ —	$ —	$ —	$ —

Discontinued Operations

The loss from discontinued operations for the years ended December 31, 2004, 2003 and 2002 is presented below (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Hardware revenue	$ 890	$ 73	$ —
Cost of hardware revenue	3,138	63	—
Gross profit (loss)	(2,248)	10	—
Operating expenses	2,272	8,926	5,945
Amortization of intangible assets	267	533	533
Restructuring and related charges	312	—	—
Impairment of assets	1,157	—	—
Loss from discontinued operations	$(6,256)	$(9,449)	$(6,478)

Included in cost of hardware revenue in 2004 is a $1.6 million net charge related to the impairment of inventory. Included in operating expenses of the discontinued operations are $74,000, $918,000 and $933,000 for 2004, 2003 and 2002, respectively, related to corporate allocations, which will be allocated to continuing operations in future periods.

Restructuring and impairment charges included in loss from discontinued operations include the following (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Employee separation	$ 194	$—	$—
Impairment of assets	1,157	—	—
Other charges	118	—	—
Total restructuring and impairment charges	$1,469	$—	$—

During the first quarter of 2004, the Company eliminated ten positions in the hardware business, representing 7% of the Company's then remaining workforce. The Company incurred severance of $79,000, paid in April 2004, and $10,000 of related charges.

During the second quarter of 2004, the Company's Board of Directors decided to discontinue the Company's hardware business unit resulting in a $1.5 million charge in that quarter, of which $608,000 related to the impairment of tooling, $585,000 related to the impairment of prepaid software licenses used in the Company's Power Handheld device, $120,000 related to severance for eight employees terminated, representing 7% of the Company's then remaining workforce, and $162,000 related to other charges.

During the third quarter of 2004, the Company was able to sell some of the inventory written-off in the second quarter of 2004 for more than originally anticipated, resulting in an adjustment to the impairment of assets charge. Certain costs associated with disposition of the hardware tooling were also ultimately determined to be less than anticipated resulting in an adjustment to other charges in the third quarter of 2004.

15. Acquisitions

Infogation Corporation

On March 13, 2002, the Company acquired Infogation Corporation (Infogation) in a purchase transaction valued at approximately $8.7 million. Infogation, located in San Diego, California, was dedicated to the development of on-board and handheld vehicle navigation systems (telematics). Total consideration included the issuance of approximately 1.2 million shares of BSQUARE common stock valued at $3.55 per share, the market price on the date of closing, and approximately $3.9 million in cash. The Company assumed Infogation's outstanding vested and unvested employee stock options, which were converted into options to acquire approximately 200,000 shares of the Company's common stock. The fair value of these vested and unvested options were included in the purchase price net of the intrinsic value of the unvested options, which was recorded as deferred stock compensation. In addition, $300,000 of cash and 129,762 shares of common stock were held in escrow subject to the indemnification provisions of the merger agreement. The agreement also contained a provision for the payment of up to $3.0 million of additional consideration in cash and/or common stock based upon the attainment of certain revenue targets, as defined in the merger agreement. In 2003, the Company issued 6,700 shares of common stock as final settlement related to this provision.

A summary of the purchase price paid in connection with the acquisition of Infogation is as follows (in thousands):

Cash	$2,700
Stock	4,146
Vested and unvested stock options	603
Direct acquisition costs	971
Other acquisition costs	429
	8,849
Deferred stock compensation	(190)
Total	$8,659

The purchase price was allocated as follows (in thousands):

Working capital acquired	$ (358)
Equipment	557
Goodwill	4,152
Developed technology	2,610
In-process research and development	1,698
Total	$8,659

The excess of consideration paid over the fair value of the net assets acquired was recorded as goodwill and developed technology. In accordance with generally accepted accounting principles, the amount allocated to in-process research and development was recorded as a charge to expense in the first quarter of 2002 because its technological feasibility had not been established and it had no alternative future use at the date of acquisition.

Due to weaker-than-expected demand for telematics products and services, the Company eliminated all telematics personnel late 2002 and early 2003. During the third quarter of 2002, the Company recorded an impairment charge of $6.5 million for goodwill and intangible assets resulting from the curtailment of the telematics operations.

In March 2003, $300 and 129,729 shares of common stock (together, the Escrow Consideration) previously held in escrow related to the March 2002 purchase of Infogation were released to the former owners of Infogation (the Sellers). The escrow account was designated for a variety of uncertainties and potential claims related to representations and warranties of the Sellers. The Escrow Consideration related to the purchase of Infogation and upon its release date, was valued at $435,000 and considered a purchase price adjustment. Because of the 2002 decision to significantly reduce telematics personnel and no longer pursue such work, the Company evaluated this amount and recorded an impairment charge for the entire value.

In September 2003, the Company entered into an agreement with one of the former owners of Infogation Corporation to assign all remaining active contracts and related warranty provisions to his corporation. In addition, the Company sold the outstanding shares of BSQUARE San Diego Corporation, formally a wholly owned subsidiary, to the former owner for one dollar. All tangible and intangible assets related to Infogation were previously written off by the Company in 2002.

16. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for 2004 and 2003 are as follows (in thousands except per share data):

2004 Quarter Ended	March 31	June 30	September 30	December 31
Revenue	$10,574	$ 8,847	$10,569	$8,930
Gross profit	2,414	2,216	2,303	2,117
Loss from operations	(254)	(701)	(50)	(16)
Income (loss) from continuing operations	(197)	(660)	39	23
Income (loss) before cumulative effect of change in accounting principle	(2,207)	(5,129)	208	79
Net income (loss)	$ (2,207)	$(5,129)	$ 208	$ 79
Basic and diluted income (loss) per share	$ (0.06)	$ (0.14)	$ 0.01	$ 0.00

2003 Quarter Ended	March 31	June 30	September 30	December 31
Revenue	$ 8,068	$9,381	$ 9,408	$10,685
Gross profit	777	2,232	1,965	1,427
Income (loss) from operations	(4,443)	1,215	(1,175)	(1,116)
Income (loss) from continuing operations	(4,335)	1,297	(480)	(1,017)
Loss before cumulative effect of change in accounting principle	(6,599)	(743)	(2,969)	(3,673)
Net loss	$ (6,599)	$ (743)	$(2,969)	$ (3,673)
Basic and diluted loss per share	$ (0.18)	$ (0.02)	$ (0.08)	$ (0.10)

(1) Amounts presented for the quarters in the year ended December 31, 2003 and for the quarter ended March 31, 2004 have been adjusted to reflect the presentation of the Company's hardware business unit as a discontinued operation. See Note 14, Restructuring and Related Charges (Credit) and Discontinued Operations, for additional information on restructuring and discontinued operations.

17. Subsequent Event (Unaudited)

On March 4, 2005, the Company was notified by Cardinal Healthcare Systems that they would begin purchasing from one of the Company's competitors and discontinue purchasing from the Company no later than the second quarter of 2005. Cardinal Healthcare Systems represented 19%, or $7.4 million, of total revenue and 26% of total software revenue for the year ended December 31, 2004. Cardinal Healthcare Systems also represented 7%, or $590,000, of the Company's total gross profit for the year ended December 31, 2004.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

We carried out an evaluation required by the Securities Exchange Act of 1934, under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, are effective in timely alerting them to material information required to be included in our periodic SEC reports.

There has been no change in our internal control over financial reporting during our fourth fiscal quarter of 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

Effective January 1, 2005, Carey Butler, our Vice President, Professional Engineering Services, received an annual salary increase from $160,000 to $170,000 and Scott Mahan, our Vice President of Finance and Chief Financial Officer, received an annual salary increase from $160,000 to $180,000. The salary increases were approved by the Compensation Committee of our Board of Directors.

On January 3, 2005, we entered into an Employment Offer Letter Agreement with Pawan Gupta pursuant to which Mr. Gupta shall serve as our Vice President of Product Management. Under the terms of Mr. Gupta's Employment Offer Letter, he will be entitled to receive the following compensation: (i) an initial annual base salary of $160,000; (ii) an annual performance-based bonus with a target payment of 25% of base salary based on the achievement of individual and corporate objectives; and (iii) the grant of an option to purchase 150,000 shares of common stock at an exercise price equal to the market price at the close of business on the grant date.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

The information required by this Item regarding our directors and executive officers is set forth in Part I of this report under the heading "Directors and Executive Officers" and is incorporated herein by this reference.

The information required by this Item regarding compliance by our directors, executive officers and holders of ten percent of a registered class of our equity securities with Section 16(a) of the Securities Exchange Act of 1934 is included in our definitive proxy statement for our 2005 annual meeting of shareholders to be filed with the SEC under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

The information required by this Item regarding our audit committee and audit committee financial expert is included in our definitive proxy statement for our 2005 annual meeting of shareholders to be filed with the SEC under the caption "Corporate Governance—Standing Committees and Attendance" and is incorporated herein by this reference.

We have adopted a Code of Business Conduct and Ethics in compliance with the applicable rules of the SEC that applies to our principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions. A copy of this policy is available free of charge upon written request to the attention of the Company's Corporate Secretary by regular mail, email to *investorrelations@bsquare.com*, or facsimile at 425-519-5998. We intend to disclose any amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics enumerated in applicable rules of the SEC.

Item 11. ***Executive Compensation.***

The information required by this Item is included in our definitive proxy statement for our 2005 annual meeting of shareholders to be filed with the SEC under the caption "Information Regarding Executive Officer Compensation" and is incorporated herein by this reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item regarding security ownership is included in our definitive proxy statement for our 2005 annual meeting of shareholders to be filed with the SEC under the caption "Security Ownership of Principal Shareholders, Directors and Management" and is incorporated herein by this reference.

The information required by this Item regarding equity compensation plan information is included in our definitive proxy statement for our 2005 annual meeting of shareholders to be filed with the SEC under the caption "Equity Compensation Plan Information" and is incorporated herein by this reference.

Item 13. ***Certain Relationships and Related Transactions.***

The information required by this Item is included in our definitive proxy statement for our 2005 annual meeting of shareholders to be filed with the SEC under the caption "Certain Relationships and Related Transactions" and is incorporated herein by this reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this Item with respect to principal accounting fees and services is included in our definitive proxy statement for our 2005 annual meeting shareholders to be filed with the SEC under the caption "The Company's Independent Auditors" and is incorporated herein by this reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements and Schedules

1. *Financial Statements.*

The following consolidated financial statements are filed as part of this report under Item 8 of Part II "Financial Statements and Supplementary Data."

A. Consolidated Balance Sheets at December 31, 2004 and 2003.

B. Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002.

C. Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2004, 2003 and 2002.

D. Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002.

2. *Financial Statement Schedules.*

The following financial statement schedule is filed as part of this report:

A. Schedule II—Valuation and Qualifying Accounts.

Financial statement schedules not included herein have been omitted because they are either not required, not applicable, or the information is otherwise included herein.

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits on pages 75 to 77 are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSQUARE CORPORATION

Date: March 11, 2005

By: /s/ BRIAN T. CROWLEY
Brian T. Crowley
President and Chief Executive Officer

Date: March 11, 2005

By: /s/ SCOTT C. MAHAN
Scott C. Mahan
Vice President of Finance and Chief Financial Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Brian T. Crowley and Scott C. Mahan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 11, 2005, on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRIAN T. CROWLEY Brian T. Crowley	President and Chief Executive Officer (Principal Executive Officer)
/s/ SCOTT C. MAHAN Scott C. Mahan	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ DONALD B. BIBEAULT Donald B. Bibeault	Chairman of the Board
/s/ SCOT E. LAND Scot E. Land	Director
/s/ ELWOOD D. HOWSE, JR. Elwood D. Howse, Jr.	Director
/s/ ELLIOTT H. JURGENSEN, JR. Elliott H. Jurgensen, Jr.	Director
/s/ WILLIAM D. SAVOY William D. Savoy	Director

BSQUARE CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (In thousands)	Amounts Written Off	Balance at End of Period
December 31, 2004	$ 320	$ 59	$—	$ 157	$222
December 31, 2003	$ 860	$ 182	$—	$ 722	$320
December 31, 2002	$1,721	$1,137	$—	$1,998	$860

BSQUARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation(1)
3.1(a)	Articles of Amendment to Amended and Restated Articles of Incorporation(2)
3.2	Bylaws and all amendments thereto(14)
4.1	See Exhibits 3.1, 3.1(a) and 3.2 for provisions defining the rights of the holders of common stock
4.2	Form of Warrant to purchase common stock(16)
10.1 ^	Amended and Restated Stock Option Plan, as amended in April 2003(15)
10.1(a)	1998 Mainbrace Stock Option Plan(3)
10.1(b)	2000 Non-Qualified Stock Option Plan(4)
10.1(c)	Infogation Corporation 1996 Stock Option Plan(12)
10.1(d)	Infogation Corporation 2001 Stock Options/Stock Issuance Plan(12)
10.1(e) ^	Form of Stock Option Agreement
10.2	Employee Stock Purchase Plan(1)
10.2(a)	Amendment No. 1 to the Employee Stock Purchase Plan(13)
10.3	401(k) Plan(1)
10.4	Form of Indemnification Agreement(1)
10.6	Office Lease Agreement between Seattle Office Associates, LLC and BSQUARE Corporation dated March 24, 1997 (for Suite 100)(1)
10.7	Sunset North Corporate Campus Lease Agreement between WRC Sunset North and BSQUARE Corporation(1)
10.8	First Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE(5)
10.9*	Master Development & License Agreement between Microsoft Corporation and BSQUARE Corporation dated effective as of October 1, 1998(1)
10.9(a)*	Amendment No. 1 to the Master Development and License Agreement between BSQUARE Corporation and Microsoft Corporation dated December 23, 1999(6)
10.9(b)*	Amendment No. 2 to the Master Development and License Agreement between BSQUARE Corporation and Microsoft Corporation dated July 26, 2001(6)
10.10	Stock Purchase and Shareholders Agreement dated as of January 30, 1998(1)
10.11	Stock Purchase Agreement dated August 18, 1999 by and between BSQUARE Corporation and Vulcan Ventures Incorporated(1)
10.12	Agreement and Plan of Merger among BSQUARE, BlueWater Systems, Inc. and H2O Merger Corporation dated as of January 5, 2000(7)
10.13	Agreement and Plan of Merger among BSQUARE Corporation, Mainbrace Corporation and Mainbrace Acquisition Inc. dated as of May 10, 2000(8)

10.14	Single-Tenant Commercial Space Lease among One South Park Investors, Paul Enterprises and FKLM as Landlord and BSQUARE as Tenant(9)
10.14(a)	Lease cancellation, termination, and release agreement among One South Park Investors, Partnership as Landlord and BSQUARE as Tenant(16)
10.15	Single-Tenant Commercial Space Lease (NNN), dated as of August 30, 2000, by and between One South Park Investors, Partnership and BSQUARE Corporation(10)
10.16	Fourth Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE Corporation(11)
10.16(a)	Fifth Amendment to Office Lease Agreement between WA—Sunset North Bellevue LLC and BSQUARE Corporation(18)
10.16(b)	Rent Deferral Agreement between WA—Sunset North Bellevue, L.L.C and BSQUARE Corporation(18)
10.17	Agreement and Plan of Merger among BSQUARE, BSQUARE San Diego Corporation and Infogation Corporation dated as of March 10, 2002(14)
10.18*	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated September 16, 2003(17)
10.18(a)+	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated effective as of October 1, 2004(19)
10.19	Office lease Agreement between WA 110 Atrium Place, LLC and BSQUARE Corporation(18)
10.20	Employment Agreement between Scott C. Mahan and BSQUARE Corporation(18)
10.21	Employment Agreement between Carey E. Butler and BSQUARE Corporation(18)
10.22	Employment Offer Letter Agreement between Pawan Gupta and BSQUARE Corporation
21.1	Subsidiaries of the registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2**	Notice Regarding Consent of Arthur Andersen LLP
24.1	Power of Attorney (included on signature page hereof)
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Subject to confidential treatment.

** Pursuant to Rule 437A promulgated under the Securities Act of 1933, no consent is filed herewith.

+ Confidential treatment requested.

^ Replaces previously filed exhibit.

(1) Incorporated by reference to the registrant's registration statement on Form S-1 (File No. 333-85351) filed with the Securities and Exchange Commission on October 19, 1999.

(2) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2000.

(3) Incorporated by reference to the registrant's registration statement on Form S-8 (File No. 333-44306) filed with the Securities and Exchange Commission on August 23, 2000.

(4) Incorporated by reference to the registrant's registration statement on Form S-8 (File No. 333-70290) filed with the Securities and Exchange Commission on September 27, 2001

(5) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2000.

(6) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2001.

(7) Incorporated by reference to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2000.

(8) Incorporated by reference to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2000.

(9) Incorporated by reference to the registrant's registration statement on Form S-1 (File No. 333-45506) filed with the Securities and Exchange Commission on September 14, 2000.

(10) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2001.

(11) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

(12) Incorporated by reference to the registrant's statement on Form S-8 (File No. 333-85340) filed with the Securities and Exchange Commission on April 2, 2002.

(13) Incorporated by reference to the registrant's statement on Form S-8 (File No. 333-90848) filed with the Securities and Exchange Commission on June 20, 2002.

(14) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2003.

(15) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2003.

(16) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2003.

(17) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003.

(18) Incorporated by reference to the registrant's annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.

(19) Incorporated by reference to the registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2004.

(This page has been left blank intentionally.)

DIRECTORS, OFFICERS, AND CORPORATE INFORMATION

EXECUTIVE OFFICERS

Brian T. Crowley
President, Chief Executive Officer,
Director

Carey E. Butler
Vice President,
Professional Engineering Services

Pawan Gupta
Vice President,
Product Management

Scott C. Mahan
Vice President,Finance
Chief Financial Officer

DIRECTORS

Donald B. Bibeault
Chairman of the Board

Brian T. Crowley
President, Chief Executive Officer,
Director

Elwood D. Howse, Jr.
Former President,
Cable & Howse, LLC

Elliott H. Jurgensen, Jr.
Retired Partner, KPMG LLP

Scot E. Land
Managing Director,
Encompass Ventures

William D. Savoy
Former President
Vulcan, Inc.

Kendra A. VanderMeulen
Former Executive Vice President,
Mobile, InfoSpace

CORPORATE INFORMATION

GLOBAL OFFICE LOCATIONS
HEADQUARTERS:
110 110th Avenue NE, Suite 200
Bellevue, WA 98004
Tel: (425) 519-5900
Fax: (425) 519-5999
www.bsquare.com

Taipei, Taiwan
8F, No. 25, Sec. 1
Tun-Hua S. Road
Taipei 105
Taiwan, R.O.C.
Tel: +886-2-2577-0153
Fax: +886-2-2579-2700

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: (800) 522-6645

CORPORATE COUNSEL

Summit Law Group
Seattle, Washington

INDEPENDENT PUBLIC AUDITORS

Ernst & Young LLP
Seattle, Washington

ANNUAL MEETING

The annual meeting of shareholders will be held on Thursday, May 12, 2005, 10:00 a.m. at BSQUARE Corporate Headquarters, 110 110th Avenue NE, Suite 200 Bellevue, Washington.

FORM 10-K

BSQUARE files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from BSQUARE without charge upon request. Requests should be sent to investorrelations@bsquare.com

STOCK EXCHANGE LISTING

Our common stock is traded on the Nasdaq National Market under the symbol "BSQR".

DIVIDENDS

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

b SQUARE

110 110th Avenue NE, Suite 200
Bellevue, WA 98004